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Follow-Up Materials

03003649

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lonmin PLC

*CURRENT ADDRESS

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 191 FISCAL YEAR 9-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 2/5/03

82-191

" Measuring the economic, environmental and social impacts of our business"

03 JAN 23 AM 7:21

AR/S
9-30-02

Corporate Governance

Economic Performance



Environmental Performance

Social Performance

PGMs - Materials for a better world

Lonmin Plc Corporate Accountability Report 2002

LONMIN



The New "C"-Stream Concentrator at Eastern Platinum Limited

Contents

The information contained in Lonmin's Corporate Accountability Report 2002 is only relevant to Lonmin Plc, operating as Lonmin Platinum and does not include any joint ventures or partially owned subsidiaries. Independence Gold Mining Zimbabwe (PVT) Ltd, a wholly owned subsidiary of Lonmin Plc, has been excluded from this report as it has been sold. This report covers the period October 2001 to September 2002.

Currency values are expressed in US dollars (US$), using an exchange rate of 10.67 against the South African Rand.

The report is printed on Accent Glacier paper which is environmentally friendly. This paper is manufactured from elemental chlorine-free pulp from renewable forests.

Messages from Management ...

Chief Executive – Lonmin

The 2002 Corporate Accountability Report

In March this year, Lonmin was included for the first time in the FTSE4Good index for socially responsible investment. We are committed to continually improving our performance in this area. As a company, we share in, and strive to adhere to, the values expressed in the Toronto Declaration prepared at the end of the Minerals, Mining and Sustainable Development (MMSD) Project and we continue to be committed to integrating sustainable development into all our operations.

Whilst this is our first Corporate Accountability Report, it is our third annual report addressing safety, health and the environment. This report presents more information on our performance in these three spheres, and includes information on the company's economic value added and corporate governance performance.

Each year, Lonmin's operations will set targets to improve their performance and enhance their reporting capability and progress will be tracked in a transparent manner in the annual report. This year KPMG again performed an external review on a sample of our systems and related internal controls for safety, health and environmental data, and a review is included at the end of the report.

The report follows the Global Reporting Initiative (GRI) sustainability reporting guidelines dated April 2002. A GRI-guideline index, cross-referencing to the specific location of each element of the GRI, enables readers to compare the degree to which Lonmin has included the information and indicators contained in the guidelines.

The location of our core operations within the southern African region, where the prevalence of HIV/AIDS is high, makes our focus on the management of this pandemic amongst our employees and their families a critical one. Corporate social responsibility has been targeted over the past year as a means to integrate the social initiatives for our internal and external stakeholders, and will continue to grow in importance in the years to come. Lonmin ascribes to International Labour Organisation (ILO) fair practices in its operations and has good representation, transparency and joint decision-making in its relationship with its employees.

MMSD

Successful mining companies respect fundamental human rights, including workplace rights, and the need for a safe and healthy workplace.

They realise the need for the support of the communities in which they operate, entering into relationships of mutual respect and meaningful engagement to ensure shared benefits. They accept their environmental stewardship responsibilities for the locations within which they conduct their operations.

(Adopted from the Toronto Declaration, May 2002)



Edward Haslam (Chief Executive)

During the past year Lonmin has pursued the following initiatives in order to address the key issues identified last year:

- *Policy on sustainable development* – The 2001 Safety, Health and Environmental (SHE) Policy has been reviewed and the main principles of sustainability have been included in the revised version of the policy presented in this year's report.
- *Longer-term strategic thinking* – The company has taken steps to create an awareness of sustainable development. This, coupled with the continued implementation of ISO 14001, ISO 9001, OSHAS 18001 and Investors in People (IIP) within the operations, risk identification, and the management thereof, will form the basis of the long-term strategic thinking in the company. Planning for closure and the adequate provision for rehabilitation costs will continue to be reviewed each year.
- *Embedding sustainable development through cultural change* – Any cultural change within a large organisation is a lengthy process. Awareness and education about sustainable development are taking place within the operations. These include ISO 14001 training, policy and strategy workshops and performance assessment against sustainable development targets. Such initiatives, supported by the company's top management, will continue the steady change to a new way of doing business.
- *Uniform codes of practice and performance standards* – A major drive has been undertaken to develop uniform codes and performance standards throughout the operations.
- *Recycling* – We are developing methodologies and business plans to recover resources from previously labelled 'waste' products, and to recover Platinum Group Metals (PGMs) from materials which have reached the end of their natural life-cycle.
- *Improved stakeholder engagement, transparency and accountability* – Lonmin interacts with stakeholders at various levels – employees (through the unions and the internal consultation process), shareholders, customers, suppliers, government (national, provincial and local), specialist interest groups and communities. The development of an effective and comprehensive stakeholder engagement strategy that covers all operations in an integrated manner will be a target for the next financial year.
- *Technological development and innovation* – Technological development and innovation is aimed at the reduction of unsafe conditions underground and curtailing the use of hazardous chemicals. A number of potential technologies is being tested at our mines. This programme is part of a wide-reaching change strategy. Employee participation in these projects ensures ownership by all.
- *Co-operation within industry to improve technology* – The philosophy of inclusiveness, collaboration and partnerships forms a defining thread throughout the technical development programme. A number of co-operative ventures is currently being pursued in the mechanisation and automation fields.
- *Ever-increasing corporate responsibility* – Our corporate governance structures are constantly reviewed and strengthened where necessary.

Lonmin will persist in the search for methods to apply the concept of sustainable development to our operations. This process requires us to find the balanced integration of environmental and social sustainability with economic viability. The continued support of our stakeholders will be sought and partnerships developed to achieve our goals. We thank all our stakeholders who have assisted us in our journey so far.

The South African Mineral and Petroleum Resources Development Bill and Charter (MPRDB)

Lonmin supports and embraces the vision and ideals captured in the MPRDB, and its broad-based socio-economic charter. For many years prior to the promulgation of the Bill, our operations in South Africa were busy, *inter alia*, with extensive social programmes, training and development of historically disadvantaged employees, tackling the serious issues surrounding HIV/AIDS, and providing housing and amenities for our black employees and the surrounding communities. Thus the social and labour plan as envisaged in the MPRDB is already well advanced, and this should become obvious to you, the reader, as you make your way through this 2002 Corporate Accountability Report.

To ensure that our momentum is maintained, and indeed accelerated, we have appointed competent consultants to help us steer the road ahead. I am confident that I will be able to report substantial progress during the course of 2003.



G. E. Haslam
Chief Executive

Managing Director – Lonmin Platinum

Lonmin Platinum has increased the coverage of our operations in this, our 2002 annual Corporate Accountability Report that now measures our corporate governance, social, environmental and economic performance. With our increasing understanding of global reporting indicators, we are able to identify and intervene in the key areas needing improvement.

Over the past year we have continued to focus on social responsibility and have appointed a Corporate Social Responsibility (CSR) manager. All aspects of CSR are being coordinated under this function and a strategic CSR vision is being developed for our operations. The UBUNYE process continues to drive our internal consultation, participation and communication strategies with good support from employees.

Lonmin Platinum has had a year of mixed performance in the safety, health and environmental arena. Of great concern is the deterioration of our safety performance. We deeply regret the deaths of 11 of our co-workers and extend our sincere condolences to their families and loved ones. Safety will continue to be a key focus area of management and we will do everything possible to prevent future fatalities and accidents.

The programme on HIV/AIDS continued its successful initiatives from last year and moved the care of sufferers out to the communities where our employees reside. Home-based care, directly observed treatment support, counselling and training have been introduced in regions as far away as Mozambique and Botswana. We are looking at the treatment options available to AIDS sufferers and will continue to evaluate the viability of various alternatives.

Production has increased, and good progress has been achieved on the expansion projects. The new furnace was fully commissioned during the reporting year, as was the new converter and the upgraded converter. Construction has commenced on the Sulphur Fixation Plant, which will capture up to 95% of the sulphur dioxide emissions from the Smelter. This plant will be completed in the third quarter of 2003. The new scrubbing system was installed at the Western Platinum Refinery and is working satisfactorily.

MMSD

"In many ways the picture today is more positive than it was a decade ago. Concerns about the social and environmental effects of minerals development and disparities in the distribution of costs and benefits are still very real. There remains much more to be done in improving the sector's contribution to all aspects of sustainable development."

(From "Breaking New Ground", MMSD, 2002)



Peter Ledger (Managing Director, Lonmin Platinum)

The Lonmin Platinum Pollution Control and Rehabilitation Trust Fund has been re-calculated to cover the new developments and planned increased production. The final closure cost at the 2002 financial year-end is 41% higher than the previous year.

The progress on air emission reduction at our units was marred by an explosion, which destroyed the Electrostatic Precipitator (ESP) at the Smelter. The plant was off-line for three months whilst it was being rebuilt. Dust levels emitted through the stack were significantly higher than normal for this time, and emergency air quality procedures were introduced whilst the new ESP was constructed.

An increased awareness of sustainable development and environmental management was gained as Lonmin Platinum embraced the ISO 14001 management system. Mining Projects are to be congratulated on being recommended for their ISO 14001 certification in August 2002 and the Assay Laboratory for achieving certification in December 2001. We expect to have all units ISO 14001 accredited by September 2003.

The completion of the global MMSD project and the publication of the results provided the first in-depth review of the minerals and mining sector from the perspective of sustainable development. We, at Lonmin Platinum, will pursue the recommendations of the MMSD report, "Breaking New Ground", which are to increase our understanding of sustainable development, to create policies and management systems to implement the principles of sustainable development, to collaborate with other groups with common interests to take joint steps towards sustainable development, and to increase our ability to work towards sustainable development at local, national and global levels.

Performance assessments were regularly conducted at all our units during the reporting year for safety, health and environmental management. These and ISO audits have provided a good base, together with the systematic identification of our environmental aspects, for the achievement of our objectives. We hope next year's report on our pathway to sustainability will be a substantial improvement on this one.

The performance data contained in this year's report is more comprehensive due to the implementation of an improved data collection system. In addition, the existence of some historical data on certain of the performance indicators enables a better understanding and evaluation of environmental performance. The collection and management of data on key performance indicators is a process of continual improvement and refinement. Significant changes in definitions and/or measurement methods are stated in the text. A plotting error occurred on the fatalities graph in the 2001 report and has been rectified in this report.

It is appropriate for me to include a warm "thank you" to Sue Posnik & Associates, our environmental consultants over the last two years, for their considerable contribution to developing the quality and content of our sustainability reporting.

P J Ledger
Managing Director

Company Profile

Lonmin is focused on the mining and refining of PGMs and gold. Lonmin Plc is the third largest primary platinum producer in the world and the only PGM producer with a primary listing on the London Stock Exchange (LSE). Lonmin Plc holds a 72.9% interest in Lonmin Platinum, and a 28% interest in Ashanti Goldfields. Lonmin's current market capitalisation is some US$ 2 billion. A total of 757 000 oz (46 tonnes) of platinum was produced during the financial year.

In the 2002 financial year, Lonmin had a turnover of US$ 697 million, with a net profit of US$ 185 million. The company's total net assets are estimated at US$ 880 million. PGMs contributed some 91.5% of Lonmin Plc's turnover. The company will continue to focus on platinum production as its core business.

Lonmin Platinum mines are located in the North West Province of South Africa. Lonmin Platinum operates as Western Platinum Limited (WPL) and Eastern Platinum Limited (EPL). WPL includes Western Platinum Mine (WPM), Karee Mine, the Base Metal Refinery (BMR) and Smelter and Western Platinum Refinery. Western Metal Sales Limited markets the PGMs produced by both WPL and EPL.

Lonmin Platinum mines provided employment to an average of 19 565 full-time employees and 5 000 contractors during this financial year.

Major projects during the year included the completion of the new Smelter and supporting amenities and the partial construction of two concentrators to take the ore from open cast mining. The latter commenced in October 2001 and produced 1.14 million tonnes of ore during the financial year. Other initiatives include three vertical shaft projects, two concentrators at Karee Mine and EPL, and the Pandora Joint Venture project, which Lonmin will fund to a sum of US$ 119.3 million. These projects are expected to increase the production of platinum and related metals to 2 million oz per annum over a 30-year life of mine.

Lonmin Platinum mines and refines platinum, palladium, rhodium, ruthenium, iridium and gold. The five PGMs share many of the same physical and chemical properties whether used in isolation or as a blend, including:

Production of PGMs and Gold for 2002


Iridium 2%
Gold 1%
Ruthenium 13%
Rhodium 8%
Platinum 52%
Palladium 24%

Lonmin Platinum Shareholding


Impala Platinum Holdings Limited 27%
Lonmin Plc 73%

Employment Distribution for Lonmin Platinum Mines


Full-time employees
Contractors
20%
80%

Global Operations


North America
Lonmin enters a joint venture to explore for PGMs
UK
Lonmin's head office is based in London. It is the only focused PGM producer with a primary listing on the LSE.
Tanzania
Joint venture with Goldstream Mining N.L.
South Africa
Lonmin Platinum – owned seventy-three per cent, but operated 100 per cent by Lonmin – is the third largest of South African PGM producers. It is located in the North West Province. The Group maintains a regional office in Johannesburg and is listed on the JSE.
Australia
Lonmin has investments in two PGM exploration companies considered to be the most prospective in the country.

- Rarity
- Outstanding catalytic properties
- Resistance to oxidation
- Resistance to acid corrosion
- Stable electrical properties
- Elevated melting points.

Key markets and applications are:

- **Catalytic converters –** Platinum, in conjunction with rhodium and palladium, is used to develop automobile catalysts. The PGMs coat the ceramic substrate, which is mounted in a stainless steel canister and installed in the exhaust system of the vehicle. These catalysts can convert over 90% of an automobile's hydrocarbons, carbon monoxide and nitrous oxides to more environmentally friendly gases;
- **Fuel cells –** Fuel cells use platinum for the reaction of hydrogen and oxygen to produce electricity, heat and water vapour without combustion;
- **Computer data storage –** The unique catalytic properties of platinum enhance the magnetic fields created in computer hard disks, facilitating higher density data storage and more rapid data access by the user;
- **Glass production –** Platinum, iridium and rhodium are used in equipment and crucibles for liquid crystal and glass fibre manufacturing, due to the resistance of these metals to oxidation and high temperatures; and
- **Jewellery –** Japan was, for many years, the largest consuming market, but it has recently been overtaken by China. Other growth areas are North America and India.

Exploration

This year the company entered into a joint venture agreement with Wallbridge Mining Company Ltd, a Canadian exploration company listed on the Toronto Stock Exchange. Lonmin has committed US$ 4.5 million on twenty-one early-stage PGM exploration projects in the Sudbury area of Canada over a two-year period.

Lonmin has also entered into a joint venture agreement with an Australian-based company, Goldstream Mining N.L., to advance the Mibango PGM exploration project in Western Tanzania. This joint venture will entitle Lonmin to a 60% interest in Mibango joint ventures by initially funding a minimum of US$ 1 million in exploration for the first year.

Fuel Cell Development

Fuel cells comprise two electrodes (an anode and a cathode) which are separated by a solid or liquid electrolyte membrane. Hydrogen fuel is fed to the anode and oxygen to the cathode. The hydrogen, encouraged by a platinum catalyst coated over the anode, splits into positively charged protons and negatively charged electrons (e^-). The protons move through the membrane whilst the electrons take a different route through an external circuit and generate electricity before they reach the cathode. Here they combine with the protons and oxygen to form heat and water which are the only emissions.

Fuel cells have the potential to drastically reduce air pollution from vehicles and power generation plants.


Fuel Cell
HYDROGEN
ANODE
MEMBRANE
CATHODE
AIR
HEAT
WATER
e-

Taking on the Challenge of Sustainable Development

Lonmin's Safety, Health and Environmental Policy

LONMIN

Vision

Lonmin's vision is to be the safest, most cost-effective producer of PGMs whilst providing above-average returns for our shareholders. Sustainable development is a challenge which we have accepted and will work towards in all our operations.

Commitment

In order to meet this vision, Lonmin is committed to:

- Implementing and maintaining effective safety, health and environmental management systems that drive continual improvement through regular, objective review;
- Ensuring employee knowledge of the safety, health and environmental risks by effective assessment and training;
- The reduction, re-use and recycling of waste to minimise final disposal and promote the efficient use of natural resources;
- Preventing and reducing all forms of pollution by employing effective technologies to control emissions to air and pollution of land and water;
- Maintaining transparent, consultative relationships with all stakeholders through effective communication channels;
- Contributing to the long-term social, economic and institutional development of our employees and the communities within which our operations are located; and
- Complying with applicable legislation and other relevant industry norms.

G. E. Haslam
Chief Executive
September 2002

The 2002 World Summit on Sustainable Development (WSSD) held in Johannesburg, South Africa, during August/September, focused the world's attention on the concept of sustainable development. The Summit considered the achievements and failures in the ten years since the 1992 Earth Summit in Rio de Janeiro. The WSSD formed a focus for the launch of the MMSD Project's report funded by the Global Mining Initiative (GMI). This report discussed the transition required for the mining and minerals sector to inculcate the concept of sustainable development into the way business is done. Lonmin supports the findings in the MMSD report "Breaking New Ground" published in July 2002 (full report available on **www.iied.org/mmsd**). The report's general conclusion is that, in order to introduce sustainable development, the mining and minerals sector should:

- Aim to maximise its contribution to the well-being of the current generation in a way that ensures the equitable distribution of its costs and benefits, without reducing the potential for future generations to meet their own needs;
- Acknowledge the role of mineral wealth in maximising well-being, but at the same time managing its activities in a way that protects the environment and other social and cultural values;
- Recognise that decision-making processes are as vital as the end result of the process and usually entail choices and trade-offs between competing interests; and
- Develop integrated tools capable of bringing the required diverse principles and objectives into the decision-making structure.

Global pressure and tighter local legislation have provided impetus to the development of a new vision for the mining and minerals sector. The addition of sustainable development to the priorities of organisations has led to a change in attitude in the sector, as well as an honest attempt to redress the exploitative nature of mining operations, both past, present and future. For the entrenchment of the philosophy of sustainable development into the values of an organisation, a balance needs to be established. Lonmin believes that if any one priority threatens an organisation's market success, the decreased viability of the organisation will reduce its ability to survive or continue sustainable development initiatives. Sustainable development priorities should, therefore, be incorporated into all business decisions.

The 2000 Safety, Health and Environmental Policy was reviewed during the past year and has been refined to reflect the company's new thinking.

Lonmin's Operational Imperatives

Lonmin believes that it has a responsibility to its natural and social environment, to its employees and their families, to its shareholders, customers, clients and communities, to the governments of those countries in which it operates and to itself. To this end Lonmin endeavours to:

- Promote stewardship of the natural environment by managing the impact its operations will have, so that, once mining has ceased, the majority of land can be used for another sustainable purpose;
- Strengthen the skills of its people to further its employees' economic and social elevation to a point where they are able to sustain themselves and their families in the future;
- Motivate its employees to achieve their potential in a fair, equitable and open partnership that leads to a safe, healthy, cost-effective and continually improving organisation with increasing profits for the benefit of all its stakeholders; and
- Contribute to the social improvement of its people and the communities within which it operates by continual dialogue that results in an understanding of their needs so that the company can assist them to address these needs.

To do this, Lonmin operations will manage, assess, improve and monitor the key performance indicators.

Sustainable Development means a switch from a cost culture to a value culture. Lonmin will continue to seek to maximise shareholder value by reducing its potential risks and liabilities, and by following good corporate governance.



.Land utilised by farmers for cultivation

Pathway to Sustainable Development


Achievement of sustainable solutions
Clear evidence of performance and realisation of sustainability
Continued improvement
Lessening of negative impacts and increasing positive contributions
Organisational level standards and systems
Performance driven by global norms
Lonmin's estimated current position
Limited management
Mainly compliance driven
0
8
12
20 Years
Increasing Health & Safety
Decreasing impact
Increasing understanding of sustainable development
Continued development of partnerships
Increasing ability to work towards sustainable development

Lonmin's Approach to Sustainable Development

Mining and related industries are major contributors to the economies and development of the southern African region. The key to successful development will be the ability of mining organisations to promote effective partnerships with governments and civil society, each accountable for their own area of responsibility and effective in creating attractive conditions for sustainable investment.

Lonmin will progress towards sustainable development in its operations by:

- Establishing a focused vision, targets and objectives;
- Transparent disclosure and partnerships;
- Awareness and capacity building of stakeholders;
- Good management systems and structures producing the correct information;
- Continual assessment of activities against principles, policies and targets;
- Necessary allocation of resources – both material and human – to support the actions; and
- Continued support by senior management.

Taking on the Challenge of Sustainable Development

Targets 2003

Lonmin

- To review the SHE policy during the next financial year to reflect Lonmin's ongoing progress towards sustainable development.
- To develop strategies and procedures to implement the SHE policy.

Guiding Principles Adopted by Lonmin

Economic:

- Economic viability
- Growing profitability
- Maximise return on investments
- Efficient use of resources
- Technological efficiency

Social:

- Fairness and equity
- Openness and transparency
- Safe and healthy environment
- Continuous development of employees
- Honesty and integrity
- Mutual respect
- Non-discriminatory
- Non-exploitative
- Discipline
- Contribution to community stakeholder self-esteem
- Support fundamental human rights
- Protect minority rights
- Participatory decision-making
- Regular dialogue

Environmental:

- Pollution prevention
- Precautionary approach
- Waste minimisation
- Reduce, re-use and recycle waste
- Rehabilitate disturbed areas concurrently and at closure

Governance:

- Corporate priority
- Commitment to excellence
- Provision of leadership
- High standard of ethics
- Effective risk management and internal control
- Adequate resources to meet targets
- Open and honest disclosure
- Triple bottom line reporting
- Integrated systematic approach
- Continual improvement in systems and performance
- Accountability and responsibility
- Independence
- Compliance with relevant legislation and internal standards
- System of performance assessment and ongoing management

Management Systems

A Standard For People Development

Lonmin has been involved in a pilot project to develop a standard for people development at its Western Platinum Refinery in Brakpan, South Africa. The project was launched in 2001 through the Department of Labour, and the Western Platinum Refinery was one of the 40 selected pilot sites for the implementation of the United Kingdom (UK) standard – 'Investors In People'. The Refinery established a Steering Committee and initiated an awareness campaign. UK practitioners trained selected members of staff. A survey, induction programme and reviews were undertaken from February to May 2002 and an assessment of the programme was conducted before action plans were put in place.

Lonmin is proud to announce that the Western Platinum Refinery was awarded its Investors In People (IIP) standard in September 2002.

Environmental Management System (ISO 14001)

ISO 14001 environmental management system (EMS) is an internationally recognised management standard integrating impact identification and mitigation systems with information, communication, crisis response and compliance systems. Since it emphasises environmental protection by using a single environmental management system across all functions of the organisation, it can improve an organisation's performance significantly.

Last year, the company embraced the challenge of sustainable development by announcing the implementation of ISO 14001 at all its mining operations. Prior to this, ISO 14001 certification had been obtained by the Western Platinum Refinery in 2000 and the Metallurgical Services Complex (BMR and Smelter) during 2001. The Assay Laboratory also achieved ISO 14001 during December 2001. One of this year's highlights was the recommendation for certification of Mining Projects, a mere seven months after implementation commenced (see inset). The implementation of ISO 14001 at the mines is progressing well and great strides have been made in terms of resource management and system development. A comprehensive training programme for all employees supports the heightened awareness of the mines' environmental obligations.

MMSD

"It is no longer enough to argue that because society needs (the mining and mineral sector's) products, it must tolerate whatever occurs in their production. ... We need to define what higher performance amounts to, and create incentives to achieve it."

(From Foreword by Nigel Cross and Björn Stigson, "Breaking New Ground", MMSD, 2002)

Investors In People

Investors In People is a standard that sets out how good organisations manage and develop their people. It is an organisation development tool and is based on good practice. It is supported by a simple framework and links easily with other international standards, such as ISO 9001:2000 and ISO 14001.

The standard is based on four principles:

- **Commitment:** To the development of an organisation's people in order to achieve its aims and objectives.
- **Planning:** To be clear about its aims and objectives and what people need to do to achieve them.
- **Action:** To develop people effectively in order to improve its performance.
- **Evaluation:** To understand the impact of its investment in people on its performance.

Achieving the standard is only the beginning of the process; organisations should continue to strive for continuous development.

The ISO 14001 requires a Group environmental policy that is fully supported by senior management and outlines the commitment of the company to meet its environmental obligations. During this reporting year, emphasis was placed on developing a policy that will provide the foundation and direction for the management system. ISO 14001 further establishes procedures, work instructions and controls to ensure that the implementation of the policy and the achievement of targets can be realised.

During the reporting year the mines went through the process of identifying all the significant environmental aspects on site to ensure that appropriate procedures and performance measurement programmes were put in place. Auditing of the mines will take place within the next financial year, resulting in ISO 14001 certification of all units in Lonmin Platinum by 2003, as was targeted in last year's annual report. The flow diagram indicates the progress that has been made to date, together with targets for 2003.

Occupational Health and Safety Assessment System (OHSAS 18001)

Lonmin Platinum has recognised the value of a management system approach to managing all facets of its business and will adopt systems compliant with OHSAS 18001 with a view to eliminating accidents, reducing insurance premiums and demonstrating compliance and

Lonmin Mining Projects – Implementing ISO 14001 in Record Time

On 14 January 2002 the implementation of the ISO 14001 system was initiated at Lonmin Mining Projects. At the start of implementation the Projects team made a commitment to be ISO 14001 certificated by mid-August 2002.

During the following seven months, the commitment, attitude and perseverance of the Projects Steering Committee were tested to the limit. Aspects were identified, procedures were developed and monitoring programmes were put in place to ultimately measure environmental performance and ensure compliance.

The South African Bureau of Standards (SABS) conducted the first-stage audit on 25 and 26 June 2002 and, although the feedback report was positive, 39 non-compliances were found. These findings were addressed and resolved before the second (final) audit.

On 27 August 2002, the SABS team conducted the final audit and only five minor findings were reported. The audit team's findings were positive and Lonmin Mining Projects was recommended for ISO 14001 certification to the SABS Board. The audit team commended amongst others, the innovative design and practical execution of waste handling and the training awareness programmes that were implemented at the operations.

Current Status of Management Systems



SYSTEM IMPLEMENTED
ISO 14001
Lonmin Platinum Mines
Training Centre
Head Office
OHSAS 18001
BMR/Smelter
Assay Laboratory
2003
2003
CERTIFICATION RECEIVED
ISO 9001:2000
Health Services
Western Platinum Refinery
Training Centre
ISO 14001
Western Platinum Refinery
BMR/Smelter
Assay Laboratory
OHSAS 18001
Western Platinum
Refinery
CERTIFICATION MAINTAINED
ISO 9001:2000
Health Services
Western Platinum Refinery
Training Centre
ISO 14001
Western Platinum Refinery
BMR/Smelter
OHSAS 18001
Western Platinum
Refinery

"due diligence" to interested parties. OHSAS 18001 has been successfully implemented at the Western Platinum Refinery and is currently being implemented at the Metallurgical Services Complex and the Assay Laboratories. Certification of the latter two units is anticipated during the next reporting year.

OHSAS 18001 is the latest certification specification for Occupational Health and Safety Management Systems and is an audit/certification, and not a legislative requirement. OHSAS 18001 has been developed to be compatible with the ISO 9001:2000 (Quality) and ISO 14001 standards, in order to facilitate the integration of quality, environmental and occupational health and safety management systems by organisations, should they wish to do so. The management system principles and requirements contained in OHSAS 18001 follow the fundamental plan-implement-check-review principles contained in the ISO 9001:2000 and ISO 14001 systems. The OHSAS specification provides requirements for an occupational health and safety (OH&S) management system, to enable an organisation to control its OH&S risks and improve its performance, without imposing specific OH&S performance criteria or detailed specifications for the design of the management system.

Quality Management System (ISO 9001:2000)

During February 2001, the Education, Training and Development (ETD) Department embarked on a process to achieve ISO 9001:2000 Quality Management Certification. This was achieved during April 2001. The necessary manual was compiled, consisting of scope, quality policy, exclusions from the ISO 9001:2000 standard, mandatory procedures and process flows. All supporting documentation that drives the system was placed on the company Information Technology (IT) network where access is available to selected parties. An internal quality audit schedule was compiled for the purpose of monitoring the system and has been implemented. All documents are listed on a main document list and a subsystem is in place to ensure that revisions of documents are distributed to the relevant parties. There is also a schedule in place for regular management review meetings regarding the system.



Maretlwane River



OSHAS 18001 management system assists in reducing accidents and lowering risk exposure

Performance Assessment

Apart from the regular management system audits, a performance assessment was conducted during the year. The main objective for the performance assessment was to identify compliance levels at all the operations in terms of the legislated environmental management plan, the targets and commitments stated in the SHE 2001 Report and relevant policy statements. The level of environmental management was determined against these criteria in order to identify areas that meet the commitments in the SHE 2001 Report and advise on those areas that need attention. Recommendations were made for improvement in areas where the criteria were not being met.

Management Systems and Performance Assessment

Performance 2002 Lonmin Platinum The Smelter/BMR and Western Platinum Refinery will maintain ISO 14001 status. *All units maintained their ISO 14001 status.*	✓
All other units will pursue ISO 14001 certification, to be completed in 2003. *ISO 14001 implementation is underway at other units and certification of all units is on track for 2003.*	✓
Western Platinum Refinery to maintain zero non-conformances for OSHAS 18001. *This status was maintained.*	✓
ETD to become ISO 9001:2000 certified by 2003. *ETD received certification for ISO 9001:2000 during the year.*	✓
Urgent focus will be given to the development of a database to capture key performance data relating to the efficient use and consumption of resources. This will be in place by 2003. *Data was not captured on a database, however key performance areas were identified and will be integrated into the ISO management system. Shortcomings will be evaluated and an integrated data collection system will be developed.*	✗

Targets 2003

Lonmin Platinum

- All other units will achieve ISO 14001 certification by 2003.
- OHSAS 18001 will be achieved by Assay Laboratory and the BMR/Smelter by the end of the next reporting year. All units will maintain current certifications.
- A comprehensive, integrated database will be developed and implemented over the next three years.

Stakeholders

It is generally agreed that groups with common goals and responsibilities can benefit from collaboration in a number of ways. Lonmin participates in various collaborations, from informal information sharing to formal associations. This interaction occurs at different levels at Lonmin operations – local, national and global.

Stakeholder Engagement

The process of stakeholder engagement is important at organisational level, as there is often no government structure that can bring diverse groups together to resolve conflicts and discuss common interests. The engagement process involves the right people to share information and make decisions and to ensure a joint ownership of the decisions reached. The engagement process is even more important with those who feel at a disadvantage and are reluctant to participate. In southern Africa Lonmin realises that the latter groups are often marginalised and lack economic resources. Their inclusion in the stakeholder process generally requires effort from the company in terms of structures and capacity building.

The objective of stakeholder engagement is to obtain open and transparent communication and to allow information to flow between

MMSD

"The (minerals) sector includes stakeholders from the local to the global – with a wide variety of interests. There is a difference between those with a direct and often involuntary interest and those who are concerned indirectly because they choose to be. The term 'stakeholder' therefore requires further clarification."

(From "Breaking New Ground", MMSD, 2002)

Lonmin's Stakeholders


Stakeholders with a veto
Surface and mineral rights owners
Decision-making government agencies
Shareholders
Stakeholders with a right to be compensated
Surface and mineral rights owners
Injured and disabled workers
Communities to be resettled
LONMIN Plc, UK
LONMIN PLATINUM, SOUTH AFRICA
Stakeholders with a right to participation
Employees
Non-decision making national, regional and local government agencies
Affected communities and interest groups
Stakeholders who should be informed
Clients
Customers
Civil society
Suppliers
Media

Lonmin and its stakeholders. This means the development of a joint vision with all stakeholders, the clarification of roles and responsibilities, a commitment by all parties to the process, strategising and communicating and mutual capacity building.

Access to information is accepted as essential to a democracy as it helps organisations and individuals establish, understand and question facts about existing or proposed operations, communicate needs and concerns, and obtain and defend fundamental rights. The information system and medium depends on the target audience.

Who are Lonmin's Stakeholders?

The inclusion of a diversity of stakeholders in Lonmin's operations necessitates the understanding of who the stakeholders are, their legitimacy and accountability, and the type of involvement they should have. The types of stakeholders are generic to all developments and organisations, but the identification of the groups and individuals and the level of disclosure are particular to each individual operation and its stakeholders' needs. A stakeholder is an individual, group or organisation that is affected by, or has an interest in, the development or operation.

Lonmin's employees and their dependants

The UBUNYE ("togetherness") process continues to bring about an exciting, dynamic dimension into the working place at Lonmin Platinum. Relationships between stakeholders is improving as attitudes and behaviours of all parties change. The UBUNYE Coordinating Committee represents all internal stakeholders, from senior management to officials of unions and other employees. Issues and decisions are debated at the lowest level of authority in a decentralised structure, which allows an alternative prioritisation of issues to normal line management. Regular sessions are held to which all stakeholders are invited to engage in dialogue between senior management and employees. External specialists present new information on key issues at these sessions.

Objectives of UBUNYE

- Inclusion of all internal stakeholders in company decision-making
- Building an open and transparent relationship between parties
- Continually improving in all areas of employee health, safety and productivity

Environmentally Responsible Mining in South Africa

During September 2001, the SA Chamber of Mines hosted a conference on "Environmentally Responsible Mining in South Africa". The local Chamber of Mines chose the theme, and their members have committed to this objective.

Lonmin Platinum believes that environmentally responsible mining is a challenge and a duty for the North West Province. This conference aimed to provide people in the mining industry, along with other stakeholders and interested parties, with an opportunity to share information and views on the progress made and the issues that are being faced in building an environmentally responsible industry in the region.

Lonmin Platinum and other mining houses, as well as government officials, labour unions and NGOs were represented on the organising committee. A site visit to the mines was undertaken.



Site visit to the upgrade of the smelter complex

Communities

The communities around each Lonmin mine interact with the mines at different levels, depending on their needs. At EPL, for example, regular interaction occurs with the Tribal Authority in the form of monthly meetings. The stakeholders at EPL have been broadened to include, not only the tribal representatives, but also municipal forums and village committees. A more inclusive communication structure is being set up with all the villages in the area.

Interested and affected parties

Lonmin Platinum has completed its impact assessment projects from the last reporting year and feedback to interested and affected parties (I&APs) has been the focus this past year. The main interaction with this group of stakeholders has been:

- Public meetings for the feedback of information on the air quality registration of the Smelter;
- Meetings with authorities and a focus group of affected parties were held for the application for a permit for the Middelkraal general waste site at WPM;
- Final meeting of stakeholders for the completion of the environmental impact assessment (EIA) of the haul road to be constructed along the total length of the mining operations at Marikana; and
- Interaction with farmers within the 500 metre blasting zone of the open cast mining operations. Monitoring of the surrounding boreholes is conducted regularly and houses are checked for cracks, roof and foundation integrity. Dust and noise are measured and controlled. A meeting of all affected parties takes place each month to discuss issues and resolve problems that may arise.

Complaints

The systematic recording of complaints is undertaken at some operations. Those units in Lonmin Platinum that do not have a formal structure will have these in place as ISO certification is achieved.



A meeting with the North West Eco Forum to discuss environmental issues



Local School



Public meeting on provisional air quality registration

Associations

Lonmin Platinum is involved in a number of associations with interest groups, industry collaborations and government agency forums.

- **Industry Forum** – The BMR/Smelter is involved in this forum and participates in initiatives to resolve the air quality issues in the Rustenburg area.
- **Blesbokspruit Catchment Management Agency (CMA)** – CMAs are regulatory authority forums set up for all catchments within South Africa and Lonmin is represented on a number of these. The Western Platinum Refinery is situated in the catchment of the Blesbokspruit within a built-up industrial zone and is active on the Blesbokspruit CMA. This collaboration has improved the management of the Refinery's impact on the stream and has identified problems that have led to better management of water issues on site.
- **North West Eco Forum (NWEF)** – Lonmin Platinum is involved with this non-governmental group (NGO) that strives to aid in the creation of a healthier environment for the inhabitants of the North West Province. The group acts as a watchdog on all environmental matters and represents concerned citizens in the aim to achieve a reasonable balance between economic development and the maintenance of a healthy environment. The NWEF has been involved in the Lonmin Platinum Smelter expansion, the provisional air quality registration, the opencast and underground extensions and the Pandora Joint Venture project.
- **Exhibitions and conferences** – Lonmin Platinum supports exhibitions and conferences that assist in the engagement of various groups to identify and resolve issues of common interest. The mines participate in local functions when requested.

Stakeholders

Targets 2003

Lonmin Platinum

- To develop an effective and comprehensive stakeholder strategy that covers all operations in an integrated manner. *This strategy is to be implemented over the next two years.*
- To develop improved communication channels with stakeholders.
- To design, write and circulate quarterly Lonmin Platinum newsletters.



Cricket clinic at Wonderkop village


Team Work

Corporate Governance

Adding Value through Leadership

Lonmin has been notably successful in the years following its separation from its non-mining assets, with profit before taxation rising from US$ 188m in 1999 to US$ 523m in 2001. This success has been recognised in the company's share price and in the enthusiastic attitude of the investment community. It has been built through understanding operational performance, good leadership at both Board and operating company level, and the integration of corporate accountability, responsibility and sustainable development principles into mainstream business activities.

Corporate governance is concerned with the organisational arrangements, structures and practices that have been put in place to provide an appropriate set of checks and balances within which the custodians of the enterprise operate. Corporate governance is continually evolving in the company and Lonmin reviews its structures and processes on an ongoing basis. This is done to ensure compliance with legal obligations, the utilisation of funds in an efficient and honest manner, and the alignment of Lonmin's corporate governance with stakeholder expectations.

The requirements for good corporate governance have long been the subject of reports and codes of conduct in the UK and other countries. Recent events in North America have increased public attention to the importance of corporate integrity. As a British company, listed on the LSE, Lonmin publishes an annual report to shareholders. The report contains a Corporate Governance Statement showing how the company complies with the UK corporate governance guidelines. In 2000, Lonmin produced its first Safety, Health and Environmental Report.

Corporate governance includes a system of internal controls, which are designed to manage risks. These risks arise, *inter alia*, from safety, health and environmental issues that are inextricably linked to good corporate governance.

As the Board is accountable to shareholders for corporate governance, Lonmin has re-designated its Safety, Health and Environmental report as a Corporate Accountability Report. Good corporate governance is, however, not only about accountability to shareholders. The Board's first responsibility is to enhance the prosperity of the business over time, not just for existing, but also for future shareholders. This enhancement and maximisation of shareholder value cannot be achieved without ensuring that the interests of other stakeholders of the company are taken into account.

Corporate Governance Processes

Ultimate responsibility for corporate governance rests with the Board, which comprises Executive and Non-Executive Directors. All directors have equal responsibilities.

Three committees report to the Board:

- The Audit Committee;
- The Nomination Committee; and
- The Remuneration Committee.

Lonmin's Chief Executive is responsible to the Board. He has an Executive Committee, which oversees the running of the company's business.

Lonmin Platinum in South Africa comprises two boards (Western Platinum Limited and Eastern Platinum Limited), which include representatives of both Lonmin and Impala Platinum Holdings Limited.

Lonmin Platinum has a local Executive Committee, chaired by the local Managing Director, who, in turn, is a member of the Lonmin Executive Committee.

The Lonmin Risk Committee monitors and coordinates the identification and management of all company risks and reports to the Audit Committee, which reports to the Board. The Chairman of the Audit Committee is a member of the Risk Committee.

Lonmin's mission is "to be the safest, most cost-effective world producer of quality platinum group metals and an employer of first choice with unsurpassed relationships with all our stakeholders."

Lonmin's Business Ethics

Lonmin is committed to high ethical standards so that its business can be conducted honestly, fairly and legally.

Corporate governance

We support and comply with the UK's Combined Code containing principles of Good Corporate Governance and a Code of Best Practice.

Equal opportunities

We are an equal opportunity employer and assess and promote employees based on ability, achievement, qualifications and experience without regard to race, colour, religion, sex, national origin, age or disability.

Harassment

We do not tolerate sexual or racial harassment.

Intoxication

We do not tolerate intoxication at the workplace by reason of alcohol or drugs.

Conflicts of interest

Employees must avoid conflicts of interest between their private activities and our business.

Inside information

Save in the proper course of business, employees must not disclose, publish or make use of any information relating to our Group or its business or trade secrets.

Directors and employees must not deal in our securities at any time when they are in possession of information likely upon publication to affect the market price of those securities.

Health and safety

Health and safety at work is of paramount importance.

The Group's management operates a risk management process, which identifies the key risks facing each business and reports to the Audit Committee on the way these risks are being managed. This is based on each part of the company, and the company itself, producing a risk register which identifies its key risks, the probability of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to the desired level. The risk registers are incorporated into Combined Assurance Plans, which allocate responsibility for managing risk to management and the internal and external auditors. The Lonmin Risk Committee discusses these risks on a quarterly basis and regular monitoring reports are received to update on progress. The structure is shown in the diagram overleaf.

> *"Our real concern is to ensure that the Board is properly equipped to monitor and control the various factors in the business, inter alia, safety and environmental issues".*
>
> *Sir John Craven, Chairman, Lonmin Plc*



Lonmin Executive Committee
From the left: John Robinson (Finance Director); Ian Farmer (Corporate Development and Marketing Director); Edward Haslam (Chief Executive and Chairman); Peter Ledger (Managing Director Lonmin Platinum); Chris Davies (Technical Director)

Lonmin Plc

Board of Directors

Non-Executive Directors
Sir John Craven, *Chairman*
J Roger B Phillimore, *Deputy Chairman*
Sir Alastair Morton, *Senior Independent Director*
Peter C Godsoe

Executive Directors
G Edward Haslam, *Chief Executive*
Sam E Jonah, *Chief Executive, Ashanti Goldfields Company Ltd*
Ian P Farmer, *Director Corporate Development and Marketing*
John N Robinson, *Finance Director*
Peter J Ledger, *Managing Director, Lonmin Platinum*

Audit Committee
Sir Alastair Morton, *Chairman*
Sir John Craven
Roger Phillimore
Provides assurance to the Board and to stakeholders with regard to:
- Financial reporting
- Internal controls
- Risk management
- Accounting policies

Nomination Committee
Roger Phillimore, *Chairman*
Peter Godsoe
Reviews:
- The membership of the Board
- Recommends any proposed changes

Remuneration Committee
Roger Phillimore, *Chairman*
Peter Godsoe
Sir Alastair Morton
Agrees:
- Remuneration Policy
- Executive Directors' remuneration and benefits
- Allocations to Directors and management under the share option schemes

Risk Committee
Edward Haslam, *Chairman*
Ian Farmer
John Robinson
Sir Alastair Morton
Peter Ledger
Brian J Abbott
Anthony P Reilly
Two Internal Auditors (KPMG)
Monitors and reports:
- Identification and management of Group risks

Executive Committee
Edward Haslam, *Chairman*
Ian Farmer
John Robinson
Peter Ledger, *Managing Director, Lonmin Platinum*
Chris J Davies, *Group Technical Director*
Oversees:
- The operation of the Group's business
- Group strategy and where appropriate makes recommendations to the Board

The Lonmin Platinum Health, Safety and Environment Committee
Lincoln (Stompie) Shiels, *Chairman*
Ben Moolman
Chris Assad
Ed Goushé
Ben Fourie
Mike Schmidt
Willie Byleveld
Monitors and reports to Risk Committee:
- Identification and management of the Lonmin Platinum risks including safety, *health and environmental performance*

Lonmin Platinum Executive Committee
Peter Ledger, *Chairman*
Brian Abbott
Anthony Reilly
Lincoln (Stompie) Shiels
Geoff Fenner
Ed Goushé
Alan Keely
Albert Jamieson
Oversees:
- The operation of Lonmin Platinum

Western Platinum Limited
Executive Directors
Edward Haslam, *Chairman*
Peter Ledger, *Managing Director*
Brian Abbott
Tony Reilly
Geoff Fenner
Lincoln (Stompie) Shiels
Non-Executive Directors *(representing Impala)*
David H Brown
Catherine E Markus
Keith C Rumble
Owning:
Western Platinum Mine
Karee Mine
Base Metal Refinery
Smelter
Precious Metals Refinery

Eastern Platinum Limited
Executive Directors
Edward Haslam, *Chairman*
Peter Ledger, *Managing Director*
Brian Abbott
Anthony Reilly
Geoff Fenner
Lincoln (Stompie) Shiels
Non-Executive Directors *(representing Impala)*
David Brown
Catherine Markus
Keith Rumble
Owning:
Eastern Platinum Mine

Note:
This reflects the position as at September 2002 with the exception that after the financial year-end (i) in relation to the Board of Directors of Lonmin Plc, Peter J Harper retired as a non-Executive Director and Deputy Chairman and Senior Independent Director; J Roger B Phillimore was appointed Deputy Chairman; Sir Alastair Morton was appointed Senior Independent Director; and Peter J Ledger was appointed as an Executive Director and (ii) Sir John Craven was appointed to the Audit Committee in place of Peter J Harper.


Employee Benefits
Creation
Wealth

Economic Performance

The good economic performance of an organisation is fundamental to the implementation of sustainable development objectives. The catalyst for sustainable development is a viable business operation that creates opportunity and contributes to a better quality of life. The balance between income and expenditure dictates whether there is a profit that could pay bonuses and dividends, be reinvested in the business, fund social development and additional environmental management activities. Lonmin's strategy is to increase its expenditure on impact mitigation and the way it protects the environment and other social and cultural values, at the same time as maintaining a viable business. The company will do this by careful planning, efficient use of resources and good decision-making.

In reviewing the economic performance of the Group, three main measures are used to illustrate how Lonmin has performed during the year under review:

- The total cash value added created by the Group and how this has been distributed amongst the various stakeholders.
- The total enterprise value of the business as measured in the context of the market value and debt/cash position of the Group.
- The total shareholder returns which have been generated in the short- and medium-term including both capital and income measures in calculating the return.

Cash Value Added

Lonmin Cash Value Added 2001 and 2002 (year-end 30 September)

	2002 US$ million	2001 US$ million
NET CASH GENERATED		
Customers		
Cash received from the sale of products	**701**	872
Investment income		
Interest received	**7**	26
Suppliers		
Cash payments to third parties for materials and services purchased	**(292)**	(307)
GROUP CASH ADDED VALUE	**416**	591
DISTRIBUTION OF CASH ADDED VALUE		
Employees		
(Salaries, wages and other benefits)	**124**	147
Government		
(Taxation)	**181**	109
Lenders	**4**	9
Shareholders – Dividends	**145**	198
– Capital Distribution	**360**	–
– Share Buyback	**128**	19
Corporate Social Investment	**3**	4
Cash retained for future growth[1]	**(529)**	105
	416	591

[1] Cash retained for future growth includes amount spent on capital expenditure and investments

The reduction in net cash generated in 2002, as compared to 2001, results primarily from the 27% fall in the average basket price realised for the PGMs

The reduction in net cash generated in 2002, as compared to 2001, results primarily from the 27% fall in the average basket price realised for the PGMs sold by the company. The interest received fell as a direct result of the funding of the $ 488 million capital return to shareholders. The small reduction in cash payments to third parties for materials and services purchased reflects a combination of the 20% devaluation of the Rand against the US dollar during the financial year and the increase in the local Rand cost of materials and services purchased.

In terms of the distribution of the $ 416 million cash added value, the following points are important to note:

- Employee payments have reduced in US dollar terms reflecting the movement in the Rand/$ exchange rate.
- Payments for taxation have increased significantly with the settlement of all prior and current year amounts payable at the financial year-end.
- Dividend payments include amounts paid to our minority partners which were significantly lower in 2002 due to the reduction in profitability and the cash requirements for taxation payments.
- The major outflow in the year was the $ 488 million repaid to shareholders in a combination of share buybacks on the market and a one-off capital distribution.
- A combination of all these factors has resulted in a marked reduction in the overall cash position on the balance sheet expressed as a $ (529) million retained for future growth figure.

"Economic performance encompasses all aspects of the organisation's economic interactions, including the traditional measures used in financial accounting, as well as intangible assets that do not systematically appear in financial statements."

(From "Sustainability Reporting Guidelines", GRI, 2002)

Enterprise Value

The enterprise value shown in the table is a measure of the way in which the stock market evaluates the overall value of the business. This is calculated by taking the sum of the market capitalisation and the borrowings of the Group, or deducting net cash, if appropriate, at each year-end.

Lonmin Enterprise Value Movement during 2001 and 2002

	2002	2001	Growth
	US$ million	US$ million	
Market capitalisation	**1 881**	2 180	
Less: net cash/(borrowing)	**(156)**	523	
Enterprise value	**2 037**	1 657	+23%
Share price – £	**8.485**	8.355	
– US$	**13.34**	12.29	

The growth in enterprise value in the year was a commendable 23%. The marked change in the net cash/borrowing position primarily reflects the significant cash return to shareholders in the year, through share buybacks, of US$ 128 million and a capital return of US$ 360 million. Whilst the reduction in the number of shares in the issue has obviously affected the market capitalisation, the share price at 30 September 2002 remains ahead of that at 30 September 2001.

Overall the business performed well on this measure of value during the year.

Total Shareholder Return

The total shareholder return (TSR), as calculated by *The Financial Times* of London, is defined as the percentage capital gain (or loss) received by a shareholder over a specified period, assuming that all dividends distributed are immediately re-invested in the company's shares.

The most recent survey published by *The Financial Times* on Tuesday 2 July 2002 looked at the top 500 companies in Europe over periods of one and five years ending 29 March 2002. Within the mining sector, Lonmin was first over both these periods with TSR increases of 38% in one year and 205% over five years. These returns ranked Lonmin 32nd and 30th respectively out of the top 500 European companies. This is clearly an outstanding return for shareholders over this period.

Economic performance will continue to be improved on during the next financial year in order to facilitate further benefits for our stakeholders and maximise contributions to sustainable development initiatives and activities.


Safety
Community Development

Social Performance

Lonmin's operations are located in South Africa where corporate social responsibility is driven by issues such as:

- The prevalence and impact of HIV/AIDS, particularly on the economically active population;
- The need for training and capacity building;
- The challenge of maintaining technical competencies as a result of emigration from the region;
- The relationship of the company with its employees, through unions and other representative structures;
- High unemployment levels in the economically active population; and
- The backlog of housing and other services required to ensure an adequate standard of living for employees and the community.

Around 80% of FTSE-100 companies report on corporate social responsibility or CSR, illustrating the growing public interest in corporate performance of social, ethical and environmental (SEE) issues. Lonmin has joined this growing trend by reporting annually on its social investment and this year has integrated all CSR issues in one section of the report. The inclusion of the company in the FTSE4GOOD index in March 2002 will help maintain its focus on the important CSR criteria. Lonmin will be required to supply information on environmental sustainability, stakeholder relationships and human rights for assessment against this index.

Lonmin's Approach to Corporate Social Responsibility

Lonmin believes that SEE-related risks and opportunities significantly affect the company's short and long-term value. The company considers it important to regularly disclose its performance on SEE matters so that its stakeholders can make their own evaluation of Lonmin's 'intangible assets'.

Lonmin also recognises the need for a sustainable approach which encompasses the integration of social, ethical, economic, environmental, health and safety factors into planning, implementation and decision-making to ensure the company serves both present and future generations.

Lonmin's philosophy is to remain accountable to all its stakeholders and to share an understanding of its responsibilities to the different groups.

In this section Lonmin reports on its key performance aspects involving labour practices, human rights, and broader issues affecting consumers, community and other stakeholders, as defined in the GRI.

Strategy

Lonmin sees the management of CSR in the same light as managing any other part of its business. The company believes it is important to have the right policies and processes in place to achieve the appropriate performance. The management model adopted by Lonmin is based on that developed by the UK Ashridge Centre for Business and Society (www.ashridge.com).

Lonmin Platinum has secured the commitment of senior management in its CSR programme and a manager's post was created in 2002. The identification of external concerns and the review of policies, procedures and performance are in progress. From this, strategies and targets will be developed. The main challenge is to integrate the various CSR initiatives undertaken by the organisation and this should be completed by the end of 2002.

Incorporation of CSR Structure into Lonmin


LONMIN Plc Board
MD Lonmin Platinum Peter Ledger
Executive Director: Corporate Affairs Tony Reilly
Divisional Director: Mining Services Ed Goushé
Executive Director: Mines Stompie Shiels
General Manager: Public Relations and HR
General Managers: Mines
Group HR Manager: Operations
Group Manager: Corporate Affairs (including CSR)
Group Manager: ETD
Medical Services
Safety Officers



CSR Strategy
Secure Commitment
Identify external concerns and relate to business interests
Review current policies, processes and performance
Define strategy, plans and targets
Allocate resources
Put into practice
Measure performance
Report and communicate
Consultation with stakeholders to review progress

CSR Budget

The Lonmin Platinum CSR expenditure for 2002 was US$ 3.2 million. A total of US$ 12 million is budgeted to be spent by the year 2005. The total is divided between the areas of:

- **UBUNYE** – Co-ordinating Committee expenses.
- **Communications** – the launch of a newsletter during the 2003 financial year.
- **HIV projects** outside the company.
- **Community development** – education (training, equipment, infrastructure, facilities); job creation (entrepreneurial training, small, medium and micro enterprise (SMME) development, agricultural production, outsourcing and subcontracting); health and welfare (primary health care, infrastructure and facilities); sports and youth development; environment (awareness and education, water conservation and pollution control); arts and culture.
- **Donations** – business organisations, tertiary education, welfare.
- **Rural development** – needs survey, support of The Employment Bureau of Africa (TEBA) initiative in the source areas.
- **Housing** – developing and building houses primarily for high density settlements.

The major increase in funding will be in the area of community development and communications.

Lonmin Platinum CSR Expenditure 2002



Donations
Housing
Rural Development
Community Development
2%
17%
14%
67%

Allocation of CSR Budget 2003 to 2005



80%
70%
60%
50%
40%
30%
20%
10%
0%
Communi-cations
Community Development
Donations
Rural Development
Housing
2003 US$ 5.8 million
2004 US$ 3.2 million
2005 US$ 2.8 million



Agricultural SMME at Eastern Platinum Limited

HIV/AIDS

The HIV/AIDS pandemic is a global crisis and businesses and governments are challenged to manage and minimise the decaying effect on business, development and social progress. By targeting the most productive sector of the labour force (ages 18 – 49), the disease imposes huge costs on the business sector through declining productivity, increasing labour cost and loss of skills.

Lonmin's operations are based in the sub-Saharan part of Africa. This region hosts 70% of the people living with HIV/AIDS infection in the world (see UNAIDS website **www.unaids.org**). The company recognises the detrimental social and economic implications of the disease and is committed to containing and managing the incidence and impact of HIV/AIDS amongst employees and surrounding communities.

Founded on the ILO Code of Practice, Lonmin's HIV/AIDS strategy has the following key principles:

- HIV/AIDS programmes start at the workplace but continue beyond the workplace boundaries;
- The successful implementation of any HIV/AIDS programme or policy and the fostering of trust and co-operation between employees, representatives and management is based on intensive stakeholder communication;
- The principle of human rights through non-discriminatory practices and honouring the confidentiality of HIV-positive employees;
- The promotion of a change in behaviour and attitude is the foundation of all the HIV/AIDS educational and awareness programmes; and
- HIV-positive employees are offered treatment, care and support through the wellness management programme.

Lonmin Platinum reviewed its policy on HIV/AIDS this year and identified voluntary counselling and testing, and the promotion of safe and healthy sexual behaviour through mass media and communication as focus areas.

This year, Lonmin's HIV/AIDS programme focused on the following key elements:

- Education and Awareness;
- Wellness Management; and
- Community Involvement.

Potential Business Impacts Posed by HIV/AIDS


Death / Retirement
Retirement funding;
Funeral expenses;
Loss of skills;
Recruiting;
Training
Recruiting;
Training
Morbidity onset
Absenteeism;
Productivity loss;
Medical cost
Infection
No cost
0
7
10 Years

Education and Awareness

In the past, education programmes focused on creating an awareness of the disease to combat the spread of the pandemic, dispel the myths surrounding HIV/AIDS and to correct perceptions about the medical aspects of the disease. This year Lonmin Platinum shifted its focus to effective education and training programmes that address behaviour and attitude change. Training was conducted for divisional managers on the status of the pandemic, legal issues concerning the disease, first aid procedures and other emergencies, difficulties in dealing with HIV/AIDS in the workplace and managing the disease within a business perspective. These workshops will continue over the next reporting period, integrating the economic and social components of the disease.

The training of peer educators in the workplace, including union representatives and health and safety committee members, was undertaken through monthly UBUNYE workshops. The aim of these workshops was to establish a group of peer educators consisting of leaders in the workplace that can convey the message of behavioural change to reduce the risk of infection.

The HIV/AIDS programme uses every opportunity to convey messages about HIV/AIDS. This is achieved through cultural events, festivals and sports days on the mine and in the local communities. A new bill board campaign was introduced during the year and here the emphasis has moved from promoting the use of condoms to encouraging employees to share information, show care and support, and agree to voluntary testing.

Wellness Management

The Wellness Management Programme offered by Lonmin Platinum Medical Services promotes counselling and support, treatment with preventative drugs against opportunistic infections, provision of nutritional supplements and medical care.

Lonmin encourages voluntary testing to enable HIV-positive employees to know their HIV status. Voluntary testing is a proven preventative strategy and provides an effective entry point for treatment and care. This testing is supported by pre- and post-test counselling conducted at the hospital and clinics by trained staff.

The programme further provides prophylactic drugs against opportunistic infections in AIDS patients. Tuberculosis and pneumonia are the primary

Newly Reported HIV Infections at Lonmin Platinum Mines



500
450
400
350
300
250
200
150
100
50
0
1999
2000
2001
2002
New cases
Rate/10 000 employees

HIV-related Deaths for Lonmin Platinum



160
140
120
100
80
60
40
20
0
1999
2000
2001
2002
HIV-related deaths (number)
Rate/10 000 employees



CARING
Consider the positives
Leading in AIDS prevention

The new bill board campaign focuses on care and support for the HIV positive person

In-School Peer Education Project at Lonmin Platinum Mines

Youth camps are held twice a year for learners from the surrounding community schools. The main objective of these camps is to identify two learners per school that will be trained as in-school peer educator trainers. AIDS committees are formed and events are organised by these peer educators for schools' AIDS week during the first week in September in collaboration with the life skills teacher. Lonmin funds these initiatives by providing materials such as T-shirts, caps and soccer jerseys for these festivals. This provides a valuable link between Lonmin Platinum and the community schools.

opportunistic infections contracted by AIDS patients. The graph shows the relationship between tuberculosis and HIV infections at Lonmin Platinum mines over the past four years.

The number of newly reported HIV infections diagnosed at Lonmin Platinum Medical Services increased from 373 to 436, a 16.8% increase from the previous year. AIDS-related deaths increased by 45%. The number of HIV/AIDS-related deaths is, however, still lower than the figure (188) predicted by the company's actuarial model.

HIV/AIDS

Performance 2002	
Lonmin Platinum HIV/AIDS workshops for management on aspects of the disease in the workplace. *Workshops were run.*	✓
A programme "Coping with an HIV-Positive Colleague" will form part of the UBUNYE initiative. *The programme was conducted.*	✓
Educational programmes will emphasize behavioural change and existing awareness programmes will be sustained. *The change in emphasis was incorporated into the programmes.*	✓
A Home-based Care Project will be launched to take care of patients at home and provide relatives with support. *The Home-based Care Programme was launched and Lonmin Platinum trained peer educators in the communities in collaboration with Hospice.*	✓

Targets 2003

Lonmin Platinum

- An anonymous HIV/AIDS prevalence study will be conducted on a voluntary basis to compare with the survey conducted in 2000.
- A campaign to encourage voluntary testing has been agreed by employees through the UBUNYE process. A vigorous campaign will be supported by counselling and be conducted in a manner to ensure confidentiality.
- The Wellness Management Programme will be extended to increase the productive life of infected employees. An in-depth investigation on the use and distribution of antiretroviral therapy will be conducted.
- Continue with the home-based care initiative.
- Establish an effective workplace peer educator programme.

The prevention and treatment of sexually transmitted infections (STIs) is of paramount importance in the fight against HIV-infection. Lonmin Platinum runs a comprehensive STI prevention and treatment programme and promotes this through an extensive awareness and education campaign. A 33% reduction in STI incidence over the past three years highlights the success of the programme.

Community Involvement

At Lonmin Platinum, the following four community-based projects received attention during the reporting year:

- **Home-based Care** – for terminally ill AIDS retirees in both local and rural areas.
- **DOTS** – (Directly Observed Treatment Support) programme to encourage TB patients to continue treatment as prescribed.
- **Counselling** – to conduct pre- and post-counselling and promote HIV testing.
- **Training** – to train peer educators in schools and communities.

Voluntary peer educators, as well as sex workers, have been mobilised from the surrounding communities to execute these projects. Peer educators receive training and specialise in a specific skill or function within the community-based projects. Lonmin has created valuable partnerships with organisations that could provide the peer educators with relevant skills to perform their functions. Organisations such as Lifeline and Hospice, as well as government departments, are involved in the training programmes provided.

Cost Implications of the HIV Pandemic

There are no reliable figures available to determine the cost implications of the pandemic. The company is in the process of utilising a well-respected model developed and refined at the University of Cape Town in conjunction with the Actuarial Society of South Africa (ASSA), to project the cost implication of the pandemic for the next decade. The model will be used, *inter alia*, to project the cost benefit of various interventions, such as wellness programmes, nutritional supplements and antiretroviral therapy.

Relation between HIV and TB Cases at Lonmin Platinum Mines


Rate/10 000 employees
300
250
200
150
100
50
0
1999
2000
2001
2002
HIV cases/10 000 employees
TB cases/10 000 employees
Linear regression (HIV cases)
Linear regression (TB cases)



Behavioural and attitude change promotes safe sex


Dicing with death

Behavioural change is promoted through bill board campaigns

Health

Lonmin's health services are committed to preserving and promoting good health for all workers. Occupational health surveillance is in place. At Lonmin Platinum mines, baseline risk assessments were conducted on noise, thermal stress, flammable gases and air-borne pollutants. Codes of Practice were compiled for these identified hazards, as well as for Fitness to Perform Work.

Medical Surveillance Programmes

A proactive medical surveillance programme ensures that occupational diseases are diagnosed, treated and reported to the compensation commissioner. This programme provides vital information for the review of prevention initiatives, safety and awareness initiatives and the planning of improved performance. The significant high-risk occupational diseases at the Lonmin Platinum operations include noise-induced hearing loss (NIHL), thermal stress, respiratory diseases associated with airborne pollutant exposure and allergy to the complex halogenated salts of platinum (ACHSOP) or Platinum Salt Sensitivity (PSS).

Changes by the South African Government in the criteria for assessing compensation claims in 2001 has led to an increase in the financial impact of NIHL on South African mining operations. The revised criteria reduced the threshold for compensation, resulting in an increase in the number of cases that qualified for compensation during the 2001 reporting year. In 2002, however, a Hearing Conservation Programme was implemented that resulted in the 17% reduction in NIHL shown in the graph. The Hearing Conservation Programme should continue to reduce the reported cases of NIHL at the mines.

The Group has an excellent tuberculosis (TB) management programme to reduce the incidence and transmission of TB. The programme includes surveillance and treatment protocols. The increase in reported TB cases is linked to the increase in reported HIV positive cases, due to the higher susceptibility of HIV positive individuals to opportunistic diseases. The wellness management programme that is conducted for HIV positive and TB patients ensures treatment and support through the Directly Observed Treatment Support (DOTS) programme.

Thermal stress is an occupational health hazard that has resulted from the increasing depths and temperatures at the deeper shafts at Lonmin's operations. Heat tolerance screening will now become a routine part of the medical surveillance programme. A heat tolerance chamber was constructed at the Andrew Saffy Hospital during the reporting year and will be fully functional by October 2002. Employees will be screened for heat intolerance above 27.5 °C wet bulb temperature.

At the Western Platinum Refinery, a comprehensive medical monitoring programme includes screening and monitoring for ACHSOP, an occupational

The Hearing Conservation Programme at Lonmin Platinum mines focuses on the following aspects:

- Risk assessment
- Noise monitoring
- Provision of hearing protective devices
- Medical surveillance
- Training to reduce the risk of NIHL
- Code of Practice for noise
- Control of sources of noise

Health

Performance 2002

Lonmin Platinum

Urgent focus on the development of a centralised database to capture all relevant data in an integrated manner to be operational by end 2003.

The first phase of implementation of the database system has been completed. ✓

Targets 2003

Lonmin Platinum

- The potential of integrating Lonmin Platinum's medical infrastructure and services with the various neighbouring mines will be investigated.
- The second phase of the integrated central database management system will be fully functional by the end of 2003.

disease associated with lung and skin conditions. No cases of platinum allergy or platinosis have been reported over the past three years, indicating the success of extensive training and awareness programmes.

Database

An electronic occupational health and hygiene monitoring programme is currently being implemented at Lonmin Platinum mines. The monitoring programme will provide electronic data and enhance medical record management. The integration of environmental exposure data and medical performance will be fully functional in 2003.

Health Care

The Andrew Saffy Memorial Hospital and the two clinics at Karee and EPL continue to provide primary health care to employees. The medical services retained its ISO 9001:2000 certification after the recent annual audit conducted by the SABS. During the reporting year, a hostel has been renovated to serve as a medical step-down facility, or care centre, to accommodate the increased patient load, largely due to TB and AIDS. The facility is staffed and managed by Lonmin Medical Services.

Lonmin Platinum has incorporated an Employee Assistance Programme (EAP) into its human resources support system to provide counselling and guidance for the well-being of its employees. The areas of prime need identified during the past year were financial, family and work-related problems. Absenteeism and the abuse of alcohol and drugs in the workplace were other areas of concern. Supervisory training programmes have been run so that managers and supervisors are equipped to manage and refer psycho-social problems that impair employees' work performance. The EAP has also helped employees to deal with the trauma of work-related accidents that have resulted in fatalities.

Preventative Programmes in Place for Occupational Health Related Diseases:

- Pre-employment medical examination
- Periodic medical examinations
- Occupational hygiene programmes
- Certificate of fitness examinations
- Exit medical examination
- Hygiene inspection

Reported NIHL Cases at Lonmin Platinum Mines


200
180
160
140
120
100
80
60
40
20
0
1999
2000
2001
2002
Reported NIHL Cases (number)
Rate/10 000 employees

Reported Pulmonary TB Cases at Lonmin Platinum Mines


300
250
200
150
100
50
0
1999
2000
2001
2002
New TB cases (number)
Rate/10 000 employees



Lonmin Medical Services provide first-class treatment to all employees

Safety

As stated in the company's vision, Lonmin Platinum is committed to being the safest platinum producer through the identification and assessment of risks in the workplace and effective training and awareness programmes. Lonmin's ultimate aim remains zero fatalities at all its operations.

The Stop Fatals Totally (SFT) campaign continues to be the major drive behind the safety initiatives at Lonmin Platinum mines. The campaign centres on the three high-risk areas (see figure), which are set as the quarterly safety topics for the mines. The "Directors Cup", a quarterly competition between the mines, based on the safety topic for that quarter, was established in support of the SFT campaign. The "Chairman's Cup" is based on safety performance over the financial year with specific focus on the fatality and reportable rates at the mines. The aim is to achieve 1 000 000 fatality free shifts on each mine. This is motivated through internal competitions and campaigns.


STOP FATALS TOTALLY
Trucks and Tramming
Falls of ground
Scraping and rigging

At the Western Platinum Refinery, a "Zero Injuries to our People" or ZIP safety drive was initiated by management and employees to prevent injuries in the workplace. The programme is based on employees challenging co-workers who do not apply the rules or those who take short cuts whilst conducting daily routines. This initiative is supported by a poster campaign as part of an awareness initiative to remind employees of hazards and risks in the workplace. Regular discussion takes place to share, inform and make employees aware of incidents that occurred in the workplace. Safety-related information can be accessed through the company's intranet. This provides all employees with the opportunity to access audit results, safety programmes, risk assessments and safety procedures. Monthly Safety, Health, Environmental and Quality (SHEQ) audits are conducted to ensure awareness and compliance.



Protective equipment can prevent injuries and fatalities

Performance

Lonmin Platinum's objective that one of its mines be fatality free for the reporting year, as well as to achieve the targeted fatality rate of 0.1 per million hours worked, was unfortunately not met.

A total of 11 employees have lost their lives in work-related accidents which is at a rate of 0.18 fatalities per million man-hours worked. Lonmin Platinum deeply regrets the loss of these lives.


CARE

The company reports monthly on fatalities and fatality frequency rates, reportable accidents and lost time injuries. Frequency rates are calculated based on million man-hours worked during the year. Reportable accidents represent those accidents where an employee is not able to perform his or her normal duty for 14 days or more. Those accidents where an employee is not able to perform his or her duty on the next shift, are referred to as 1 – 13 day injuries and are also reported to the SA Department of Minerals and Energy. The lost time injury frequency rate, as a measure of performance, was introduced during the reporting year. Lost time injury is applied at Lonmin Platinum as the total of all accidents or incidents where an employee is not able to perform his or her duty on the next calendar day. Lost time injury also includes reportable accidents and fatalities. An analysis of the fatalities for this reporting year indicates that 64% of the 11 fatal accidents were due to trucks and tramming, whilst one fatality was caused by fall of ground, the expected high risk area for fatalities. During the first two years of the SFT campaign, strong emphasis was placed on falls of ground. The emphasis for next year will move towards the prevention of trucks and tramming and engineering-related type accidents. Committees have been established to address these issues and recommendations are being tested to prevent accidents in these categories.

Detailed incident reviews and accident reports assist in managing and avoiding high-risk situations. Lonmin is channelling all efforts towards minimising hazards in the workplace and maximising safety awareness through continuous training programmes. Well-equipped underground training centres have been established at each of the mines to assist in static and dynamic simulation training.

Assessment of the safety programme is conducted through informal audits or 'BLITZ' visits. BLITZ is a dual-function initiative with a pro-active and a reactive component. The proactive aspect consists of a quarterly audit of all the operational areas on a mine, whilst the reactive aspect consists of an audit conducted once an increasing trend in accident rates is noticed. The results are scrutinised by management and action plans are developed to rectify identified shortcomings.

Subcommittees exist to investigate the three identified high-risk areas. Alternative mining-methods are being looked at to enhance safety conditions at the mines. During the course of 2003, a further dimension will be added to the safety programme: behavioural-based safety. This will address attitude change in the workplace to enhance safety performance.

Lost Time Injuries for Lonmin Platinum Operations 2002


1600
1400
1200
1000
800
600
400
200
0
Number of injuries
EPL
Karee
WPM
Lonmin Total

Reportable Injuries (absent for >14 days) for Lonmin Platinum Operations


120
100
80
60
40
20
0
Number of reportables
14
12
10
8
6
4
2
0
Rate/1 000 employees
1996
1997
1998
1999
2000
2001
2002
Reportable injuries (number)
Rate/1 000 employees
Industry rate/1 000 employees (derived by SA Department of Minerals and Energy for platinum mines)

Number of Fatalities and Fatality Injury Frequency Rate (FIFR) for Lonmin Platinum Operations


12
10
8
6
4
2
0
Number of fatalities
0.30
0.25
0.20
0.15
0.10
0.05
0.00
Rate/million hours
1996
1997
1998
1999
2000
2001
2002
Actual fatalities (number)
FIFR (rate/million hours worked)

Awards

The BMR received the National Occupational Safety Association (NOSA) award for achieving 9 000 fatality-free shifts on 14 October 2001. They also received the SA Department of Minerals and Energy's award for achieving a 1 000 fatality-free shifts on 8 December 2001.

Fatality-free Shifts (FFS)

			FFS
Eastern Platinum Limited	1 Shaft	September 2002	1 000 000
	2 Shaft	April 2002	1 000 000
	Plant	April 2002	1 000 000
Western Platinum Mine	Mine	April 2002	1 000 000
	Mine	July 2002	1 500 000
	South Unit	February 2002	1 000 000
Karee Mine	Mine	December 2002	1 000 000
	4 Belt Incline	June 2002	1 000 000

Summary of Fatalities in High-Risk Areas at Lonmin Platinum Mines (1998 – 2002)


10
9
8
7
6
5
4
3
2
1
0
Number of fatalities
Other
Scraping and Rigging
Trucks and Tramming
Falls of Ground
Total Fatalities 1998 – 2002
2002

Safety

Performance 2002	
Lonmin Platinum The objective is for one mine to go "fatal free" for a reporting year. *Regrettably eleven fatalities occurred during the reporting year, each mine experiencing at least one fatality.*	✗
The mines aim to reduce their fatality rate to 0.1 million man-hours worked. *A rate of 0.183 fatalities per million man-hours worked was recorded for the past reporting year.*	✗

Targets 2003

Lonmin Platinum

- The mines will maintain their objective of zero fatalities in a reporting year.
- The mines will reduce the fatality rate to 0.1 million man-hours worked.

Lonmin Rescue Unit

This reporting year has seen the first full twelve months of an effective and efficiently run emergency operation as the restructured "Lonmin Rescue" integrated unit system. This is the result of three years of hard work in initiating, building, training, equipping and turning the voluntary members into a reliable and sustainable "Emergency Response Team". The team now includes the services of the Ambulance Service of the Andrew Saffy Hospital, the Proto units for WPM, the restructured Surface Rescue Unit based in Mooinooi, the Andrew Saffy Casualty Department and the Security Response Unit. These units have combined into a reliable team who have dealt with more than 250 incidents and emergency calls during this year. The Proto and Surface Rescue Units are made up of volunteers while the Andrew Saffy and Security Response members are employed on a full-time basis. The Proto and Surface Rescue units have highly specialised members in their ranks including mine paramedics and "high angle" rescue members.

Incidents and emergencies responded to during the year included community emergencies, road accidents, environmental incidents and underground rescues. The remote location of the mine (the nearest emergency centres are some 35 km away) and the quick response of the units have resulted in improved emergency medical assistance to mine employees and community members in the immediate area.

Community training in limited fire fighting and first aid was introduced during the year and included local schools, residents and the farming community. Next year training will be focused on improved response and more effective actions. As a result of new technology and techniques, the upgrading of equipment will be considered during the next financial year.



Surface firemen in training at Lonmin Platinum



Underground rescue team (Proto-team) in training at Lonmin Platinum mines

Mechanisation and Automation

Lonmin Platinum has been active in cognitive change management since 1994. The change strategy covers seven areas, as shown in the diagram, each of which is managed according to an individual strategy and ultimately integrated into the operating philosophy.

The company has made use of favourable product prices to embark on a major expansion drive. This expansion will involve sinking new shafts and producing in excess of 1 million platinum ounces per annum by 2007. The Lonmin Platinum Mechanisation and Automation (M&A) strategy will make use of this expansion drive to re-engineer the mining operations and will target three main areas:

- The Worker;
- The Workplace; and
- The Manager.

The need to technically re-engineer Lonmin Platinum is driven by:

- The unacceptable rate of injuries and deaths on Lonmin Platinum mines;
- The potential effect of the HIV/AIDS pandemic on the economically active mine labour pool; and
- The need to attract young people into the mining industry.

With the above issues in mind the M&A strategy focuses on the need:

- To seek alternative mining methods;
- To reduce the level of exposure of the company's employees to arduous and dangerous forms of work;
- To align the company with internationally benchmarked standards and practice; and
- To effectively manage the loss of skills projected to be caused by the HIV/AIDS pandemic.

The M&A programme includes all processes – from exploration, identification, ore extraction, ore removal, ore processing and refining the mineral resource to saleable elements. The strategy aims to create a change from the current operational methodology of cyclic drill and blast techniques to the fully operational ideal of non-cyclic, continuous mining.

The philosophy of inclusiveness, collaboration and partnership forms a defining thread throughout the programme. Partnerships with other platinum producers, research organisations, government departments, contracting companies, manufacturing companies, small entrepreneurs, small vendors and community groups have been developed.

Some of the current M&A projects are:

- **Narrow Reef Miner (ARM 1100)** – A joint venture between Lonmin Platinum and Vöest-Alpine was formed to develop a disc

Lonmin Platinum's Planned Progress to Mechanisation and Automation

PHASE 0	PHASE 1	PHASE 2	PHASE 3	PHASE 4	PHASE 5
Conventional Methods	Mechanisation	Off-shelf Mechanisation	Intelligent Management	Mining Full-Cycle	Full Mechanisation & Automation
PHASE 0	2001 / 2004	2001 / 2005	2002 / 2007	2003 / 2008	2009

INCREASING

Level of sophistication
Workforce skills and expectations
Capital investment

DECREASING

Use of explosives
Exposure of people to danger

rock-cutting machine to operate in the unique Bushveld Complex ore bodies. Much has been achieved to date, but some two years of trials involving the testing of discs and cuttings removal remain.

- **Oscillating Disc Cutter (ODC) –** Lonmin Platinum is a joint sponsor of this project together with other platinum producers. The ODC is an alternative rock-cutting technology and has the potential to cut hard rock.
- **Mechanised Mining Equipment –** This equipment ranges in the degree of sophistication and is both track and trackless in design. The machines are developed to explore alternative mining methods and are uniquely suited to operate within the narrow hard rock environment.
- **Non-Explosive Mining –** The company is actively seeking alternative mining methods which do not require the conventional cyclic explosive-based approach. The non-explosive mining technology will assist in creating continuous mining practices and eliminating dangerous fumes and other associated risks.
- **New Era Loco –** This is the total redesign of the underground locomotive. The new concept design is ergonomically friendly, remote controlled and creates a far more safety-orientated environment in which people operate.

Lonmin Platinum is striving to create a dynamic organisation with a culture of learning. The central element in the transformation required to move the company towards its change management goals is a strategic focus and requires the support and participation of all Lonmin's stakeholders. The particular focus is on the individual. The company has embarked on the highly challenging task of converting the mining and processing operations from methods employed for the past century to radically different technologies. This is a process of learning, of trial and error, with the objective to move towards solutions to problems, some of which have yet to be identified.

Mechanisation and Automation

Targets 2003

Lonmin Platinum

- Implement mechanisation by 2004.

Lonmin's Cognitive Change Management


Organisational Structure
Dynamic managerial structure – process-orientated, continually adapting
Education, Training and Development
Train and uplift previously disadvantaged groups and provide life skills
UBUNYE
Promotion of togetherness and cultural acceptance and tolerance
Change Management
Mechanisation and Automation
Re-engineering of operations to international standards of productivity and safety
Computerisation and IT
Introduction of hardware and systems to enhance decision-making, reporting and data management
HIV/AIDS
Reduce infection rates and ameliorate social trauma. Reduce corporate risk
Capital Expansion
Using price opportunity to expand production base

Education, Training and Development

Lonmin Platinum is committed to the development of competent people who are equipped to take advantage of opportunities within the organisation for personal growth, who will contribute meaningfully to achieving the organisation's goals and who will understand and manage their risk environment through adequate training and assessment.

The approach to the development of human resources is based on the following common principles:

- **The development of core competencies** – skills to be learned to perform duties and increasing the level of knowledge up to the addition of electives and specialisation. These allow employees to branch into areas of interest and superior competency;
- **The identification and meeting of the education, training and development needs of the organisation** – by surveys and assessments at organisational, group and individual levels and the running of regular refresher programmes;
- **The continual assessment of an individual's performance** – by way of performance management and the application of education, training, development and mentorship to improving this performance; and
- **The development of support materials** – such as manuals, handouts, posters and videos, for the successful implementation of selected programmes.

An assessment of the education levels of 71% of the employees at the Lonmin Platinum mines was undertaken in April 2002. Educational levels of the remaining workforce were estimated. As shown in the graph, 23% of employees have had no formal schooling, whilst over half of the workforce is functionally illiterate. Both these groups have a certain level of literacy, but the latter group is able to speak, read and write in their mother tongue and has a basic level of communication in English. The achievement of functional literacy is the entry level of the employee into the learner miner programme and the start of formal technical training.

Training programmes within the company are divided into technical and non-technical training. The former encompasses skills required for core competencies in the workplace, and non-technical training refers to scholarships and bursaries, leadership development and Adult Basic Education and Training (ABET).

The assessment of the ABET levels (current competence) on the Lonmin Platinum mines is conducted using two different tools:

- **Customised Assessments** – ABET levels (current competence) of a large sample of the workforce (approximately 40%) consisting of elementary occupations (unskilled and semi-skilled) were assessed, indicating a functional literacy rate of 16%; and
- **Learning Ability Battery (Computerised tool assessing current competence as well as learning potential)** – Individual requests by supervisors, applicants for employment and potential bursars are assessed and the functional literacy of this group was found to be 45%.

Training Budget

Lonmin Platinum spent US$ 4 million on training over a 12 month period. This represents 4.7% of the company's payroll and matches the South African Mining Qualifications Authority's percentage of payroll spent on training in the PGM subsector for the 2001 training year. Lonmin Platinum has spent an average of 16 hours per person on training.

In 2003, the training budget will be increased to US$ 5.4 million, which represents 5.8% of the wage bill.

Technical Training

Lonmin Platinum Engineering Skills Learning Centre

The Engineering Skills Learning Centre was established during this year to cater for the 'engineering helper' at Lonmin Platinum mines. This training gives the helpers an understanding of the material and equipment used. The emphasis of the learning is on safety, productivity and cost control. A sound understanding of common business principles is part of the learning content.

The courses are presented in the electrical, fitting, rigging and plating disciplines with visual aids and samples of the relevant material and equipment. This training is the first of its kind within the industry and meets the national requirements (that is unit standards).

Accreditation as a Registered Learning Provider

As an ETD provider, Lonmin Platinum delivers learning programmes that culminate in South African National Qualifications Framework (NQF) standards and qualifications.

The Lonmin Platinum ETD team has met all the laid-down criteria as prescribed by the South African Mining Qualifications Authority (MQA), which are:

- ISO 9001:2000 Quality Management System;
- Learning delivery system, which will meet the outcomes and registration of ETD Practitioners;
- Registration of assessors and the management of assessment systems; and
- Internal moderation system to complement the assessment processes.

These achievements have resulted in Lonmin Platinum being selected as a lead site for the Implementation of the New Regulatory Mechanisms. The company envisages receiving interim registration as a Provider of Learning during 2002.

The benefits of having providers accredited are:

- Quality assurance of all associated learning interventions and assessments;
- Access to the National Skills Development Levy through rebates;
- Recognition of learning achieved for individual employees through national qualifications; and
- Legal compliance in terms of competence.

Learning Programme Design and Development

Learning programmes are based on the SA national unit standard used within the platinum mining sector. The current emphasis in this sector is on the core business aspects of narrow tabular hard rock mining (SA National Qualifications levels 1 to 4).

Within the learning programme for the "National Certificate in Rockbreaking", which is the current focus, there are several skills programmes consisting of clusters of unit standards that are termed either "core" or "elective". Some clusters are regulatory and are therefore essential for conformance to legislation and designed to eliminate accidents and others are technical skills and occupation-specific.

Education Levels on Lonmin Platinum Mines (April 2002)


No formal schooling
Functionally illiterate
Tertiary education
Functionally literate
Further education
2%
12%
23%
10%
53%



Training at Lonmin Platinum mines



Underground training

Priority learning programme alignment is currently the regulatory unit standard cluster. Within this cluster there are 28 unit standards, of which only 16 are applicable to Lonmin Platinum. Ten of these unit standards have been met. Full alignment of the learning material, in terms of this specific programme, will be achieved during the next financial year. Relevant assessment documentation is part of the learning material.

Career Development

Candidates are identified for career development through skills audits, potential assessment interventions and individual performance. This programme equips employees for their new role in business. Personal growth and development is ensured through continuous evaluation and assessment. Practical assignments form an integral part of the programme.

Wessel Nel – Mining Trainee

Wessel started his career with Lonmin Platinum mines in April 1999. He enrolled at Witwatersrand Technikon School of Mines. It was clear that his determination and hard work would pay dividends. He was selected best student in the Industry for both first and second year metalliferous mining studies. Wessel is currently studying towards his B Tech. degree – Mining Engineering.

Leadership development programmes are conducted to equip middle and junior management and supervisory staff with skills to enhance managerial performance. A total of 24 employees participated in these programmes, five at senior management level. Mentoring and coaching is central to the development programmes. A multi-method assessment approach evaluates managerial potential and determines areas of development.

Management System and Performance Assessment

At Lonmin Platinum mines the underground training units continue to be successfully utilised. Internal audits were conducted on these centres to assess the quality of the facilities, equipment and training courses. The mines have improved their performance over the past eighteen months to well above the target as illustrated in the graph.

The Western Platinum Refinery's focus is on people development. The Refinery's motto is "Excellence Through Development" and it has recently implemented a Performance Management System, which provides each employee with a portfolio of information on training and development. A Skills Audit is conducted annually to align the Refinery's resources with its future developmental needs and to develop an understanding of the skills base. A total of 93% of the employees were individually assessed in 2002 and the results indicate a general improvement of core competencies in different areas of the Refinery from 2000 to 2002 as is shown in the graph.

ISO Training

At Lonmin Platinum mines environmental awareness training commenced in June 2001 as part of the induction courses. Awareness training for all employees will take one and a half years to complete. The training department sends out regular environmental 'Talk Topics' by e-mail. These are fact sheets on an environmental topic, and are circulated to raise awareness. The thrust towards ISO 14001 training increased during the reporting year due to the initiation of ISO 14001 on all mines and mining projects in January 2002. Full certification is planned by mid-2003. Manuals have been completed and training is in the process of being implemented at all units. The training of senior management in the important aspects of the environmental management system will be undertaken early in 2003.

ISO 14001 has been in place at the Western Platinum Refinery for the longest period of all the units and training is advanced. All employees have undergone awareness training and this information is permanently incorporated into the induction course. Refresher courses are conducted regularly. A combined internal ISO audit – a SHEQ audit – is carried out monthly and the results are available on the intranet. Non-conformances and progress against targets are included in individual performance assessments. There has been a marked improvement with every audit conducted.

Non-Technical Training

Scholarships and Bursaries

The Lonmin Platinum Scholarship and Bursary Scheme is divided into two categories – Business Needs Bursars and Social Responsibility Scholars.

During this academic year, 41 Social Responsibility Scholarships were awarded. This is double the number of scholarships awarded in the 2001 academic year. A trust fund has been established to provide sponsorships for learners to attend the International School of South Africa. Three learners were sponsored and are attending the school in Mafikeng, North West Province, South Africa.

The current 28 Business Needs Bursars are sponsored in the disciplines of Mining (16); Extraction Metallurgy (3); Finance/Accounting (3); Engineering (2); Chemical Engineering (2); Information Technology (1); and Human Resources (1).

Criteria for Selection

Business Needs Bursars

- Future staffing needs of operational units
- Employment Equity plans
- Academic and/or practical performance of applicants
- Children of employees

Social Responsibility Scholars

- Disciplines related to the mining industry
- Employment Equity plans
- Academic performance
- Children of employees

ABET

ABET has been ongoing at Lonmin Platinum mines since August 2000. The Western Platinum Refinery commenced its initiative in July 2002 and 13 employees are undertaking Basic and Level 1 training. An assessment of employee education levels at the Refinery in 2002 indicated the need to introduce ABET.

The number of employees at Lonmin Platinum mines who attend ABET courses has increased significantly (see graph). The pass rate has, however, remained high and the average drop-out rate for part-time candidates has been reduced to 4%. Contributing factors for this reduction are:

- The introduction of a bridging level, called Pre-ABET, between 'Mother Tongue' training and 'ABET Level 1';
- The use of learning material relating to the industry; and
- Competent facilitators with advanced NQF qualifications, as well as a Vocational Assessor Qualification.

Underground Training Centre Quality Management Performance 2002


100%
90%
80%
70%
60%
50%
Feb
May
Aug
Nov
Mar
Jun
Sep
2001 to 2002
WPM
EPL
Karee Mine
Target

Western Platinum Refinery Core Competencies from 2000 to 2002


100%
80%
60%
40%
20%
0%
Refinery Induction
H&S
ISO 14001
ISO 9001
Hazardous Chemicals
Occupational Health
OHSAS 18001
IIP
2000
2001
2002



Literacy training

The successes over the past year are the completion of ABET training (Level 4) by 177 candidates, the achievement of the first level of further training by 47 employees, 13 of which obtained distinctions in two or more learning areas and 17 learner miners being selected for the programme. The success with learner miners is attributed to the introduction of an internal course at the highest level of ABET, called 'Introduction to Blasting Certificate'.

Lonmin Platinum ABET is aligned with national standards and benchmarks against similar operations. Moderation, certification and quality assurance are conducted with strategic partners in the PGM sector. External and national examinations for the final level of ABET and further education are undertaken by independent tertiary educational institutions.

The company has been actively involved in the development of a new qualification (NQF 1) in the mining and minerals sector in South Africa – the Mining Qualification Authority's National Certificate: "Introduction to the Mining and Mineral Sector" for ABET learners – that will be introduced in 2003. This qualification is designed for learners who were previously disadvantaged or unable to complete schooling and wish to extend their knowledge and skills in the mining and minerals sector. Lonmin Platinum has been providing this training for the last four years and learners who have completed the company's training will receive credits for this in terms of the new qualification. This entry level qualification caters for the main disciplines in the industry namely Mining, Metallurgy, Engineering and Technical Services and will form the basis of further studies into specialised fields and learnerships.

Education, Training & Development

Performance 2002

Lonmin Platinum Current skills shortage to be eliminated over the next five years. A dedicated and concerted effort to fast track candidates to meet equity objectives will be implemented as a matter of urgency. *A fast track programme is in place and candidates are identified for training. Lonmin Platinum has achieved and, in some instances, exceeded its equity targets.*	✓
ETD is aligned with national requirements and aims to be ISO 9001:2000 certified by 2003 which means that practitioner development is a priority. *ETD is fully aligned with ten of the 10 unit standards for priority learning by the end of this reporting year. The registration of employees against the unit standards was achieved.*	✓

Targets 2003

Lonmin Platinum

- ETD will achieve full alignment with the standards for priority learning during the next financial year.
- ETD envisages receiving registration as a Provider of Learning for the Implementation of the New Regulatory Mechanisms during the next reporting year.
- The training of employees in terms of National Qualifications will be completed by January 2003.
- Western Platinum Refinery aims to achieve ten days of training for each employee per annum.
- Western Platinum Refinery will extend the Performance Management System to all levels of the Refinery.

Design Your Destiny Leadership Programme

The ETD Department at Lonmin Platinum conducts an annual programme for final year school learners and partially qualified students from different geographic regions, as well as from the local community.

The objective of the programme is to market the company and the scholarship and bursary schemes to the participants, select candidates for the 2003 mining engineering bursaries, and to equip participants with life skills.



ABET learners

Mischack Tsolo – Metallurgical Trainer

Mischack is 23 years old. He started his career as a plant attendant at Rowland Concentrator, WPM. He studied Extraction Metallurgy and obtained a diploma at the Vaal Triangle Technikon. Lonmin ETD identified Mischack as a motivated and hardworking person with potential. He equipped himself with computer courses for designing learning material for Eastern Platinum Concentrator. Mischack showed an interest in people development and was subsequently promoted to Assistant Technical Trainer at WPM. He is currently running a successful learning centre at Eastern Platinum Mine. Mischack proved that career enhancement is possible with dedication, commitment and hard work.

Lonmin Platinum ABET Results for 1999 to 2002


Number of learners
900
800
700
600
500
400
300
200
100
0
120%
100%
80%
60%
40%
20%
0%
Pass rate
1999
2000
2001
2002
Year
Part-time learners
Full-time learners
Part-time pass rate
Full-time pass rate

Housing and Community Development

Accommodation on all Lonmin Platinum mines takes the form of single sex hostels, married quarters, high density housing, low density housing, as well as company- and individually-owned houses in Mooinooi, Brits and Rustenburg. The company's objective is to promote home ownership and thereby assist its employees to be accountable for their own accommodation needs in the long-term.

> *"The company strives towards a future vision wherein all employees live with their families close to their place of work and carry accountability for their own homes and their families so that a sustainable local community is developed and maintained."*
>
> *(Lonmin Platinum Housing Policy)*

Accommodation

Lonmin Platinum has the majority (an average of 59%) of its workforce accommodated in hostels. Employees are being encouraged to move into company houses as these are completed. The hostel system is in the process of being transformed into married and single quarters. At WPM five hostel blocks have been converted to accommodate partners and families visiting from afar. Up to 68 visiting families can be accommodated in any one month at the mine and they are able to remain for one month. Allowances are provided for employees who wish to purchase their own property.

Housing

In line with the company's vision statement, Lonmin Platinum has followed a consultation process with all its internal stakeholders to develop a housing policy.

Pursuant to these policy objectives, the company has embarked on a number of interventions to create housing stock in the area for employees and non-employees. Houses vary in type and cost and can be rented from the company. In the near future, houses will be made available for purchase.

High Density Housing

Marikana Housing Development Project

Marikana Housing Development Company (MHDC), a non-profit company established and funded by Lonmin, currently owns 1 166 fully occupied houses in the town of Marikana, which is located within the company's mining operations. Both non-employees and employees occupy these houses. This approach supports the company's aim to create an independently functioning town and not a company-mining village.

The allocation of houses is made on a 'first come first served' basis. The only criterion is that the applicant should provide proof that he or she is able to pay the monthly rent of US$ 47. Water and electricity are supplied on a prepaid voucher system managed by the town council.

Before being allocated a house, the prospective resident is required to attend a two-day workshop on the responsibilities of a homeowner. This workshop is presented by Lonmin Platinum and is free of charge. It has proved valuable for new owners and provided a feedback forum on the needs of the local residents.

Homeowner training covers:

- The pros and cons of being a home owner;
- Understanding the lease agreement;
- Guidelines to house maintenance;
- The roles of the different stakeholders (MHDC, tenants' committee, municipality); and
- Safety, security and insurance.

The community has elected a representative body that meets regularly with the residents, the MHDC and Lonmin Platinum representatives to address matters of mutual concern. The residents have named the town 'Boitumelo' (which translated means 'Happiness'). Community projects to keep the town safe, clean and neat form part of the agenda of these meetings.

Karee 294 Project

The Karee 294 housing project is adjacent to the Karee Mine Hostel and the construction of these 294 houses will be completed in January 2003.

The township has been developed in such a manner that it will initially address the serious shortage of suitable accommodation at Karee Mine, but will later allow the housing units to be incorporated into the town of Boitumelo (Marikana).

Future Housing Developments

It is Lonmin Platinum's intention to cater for some of the housing needs of the local community. With this in mind, the company, in partnership with Rustenburg Town Council and the North West Province provincial government, is in the process of planning the building of 650 to 700 high-density houses on land donated by the company. This development will cater for the destitute people within the immediate community. Larger houses are also envisaged for the near future.

Low Density Housing

Mooinooi

The expansion of the mining operations at Lonmin Platinum necessitates the provision of housing for additional prospective employees if Lonmin is to continue to be competitive in attracting skilled people and being the employer of first choice. Company houses are offered to employees. Expansion in the platinum industry has resulted in a general shortage of accommodation in the area. This situation has prompted the company to invest in the town of Mooinooi and the construction of 65 houses has commenced and is scheduled to be completed in May 2003. A further area has already been targeted for the development of additional stands in the future.

Accommodation of Lonmin Platinum Employees 2002


Allowance
Company Housing
Hostel
32%
59%
9%



Upgraded hostel accommodation

The town of Rustenburg in the North West Province is experiencing a development boom. This growth is being fuelled by an expanding mining industry. Further development will probably be attracted to the region once the Bakwena Platinum Toll Highway from Pretoria to Rustenburg is completed, leading to greater accessibility.

The provision of townships and services in the region has not been able to keep abreast of the growth rate. There are insufficient residential stands and property prices have increased sharply.



Community school

The company's objective to promote home ownership will continue to be pursued by Lonmin Platinum. Its aim is to increase employees' independence and to encourage the development of a sustainable urban centre for the future. The planned developments should provide impetus for the improvement of infrastructure and services in the town.

Community Development

Lonmin Platinum's policy is to contribute to the social upliftment of communities in South Africa, with particular emphasis on those communities within the immediate vicinity of its operations by applying the following principles:

- **Empowerment through people-centred programmes** – provide communities with knowledge, skills and other key resources to improve their standard of living by enhancing their capacity to take care of their own individual and collective needs.
- **Sustainability** – Support initiatives that allow the empowerment of people to be ongoing and sustainable.

Lonmin's community initiatives take different forms:

- Housing and infrastructure
- Job creation
- Partnerships
- Assistance to employees' dependants
- Educational assistance
- Development of community facilities
- Community safety and security
- Local economic development
- Sports development
- Rural development

Black Economic Empowerment

The company endeavours to promote black economic empowerment (BEE) on all housing projects for the mines. Local professionals and businessmen are approached for outsourced and subcontracting jobs and BEE companies are targeted. The use of local labour is a requirement of all contracts and, in this way, local people are trained in new trades. Locals who receive training are then employed in the company's housing development projects to gain experience.

The Western Platinum Refinery is committed to the general upliftment of neighbouring communities.The community of Reedville, consisting of about 800 households, most of whom are unemployed, is located adjacent to the Refinery. People from this community are employed on an *ad hoc* basis and the Refinery also uses its training centre to provide various types of training for the community.

Partnerships

The Refinery has established a liaison forum with the adjacent community of Reedville and monthly meetings are held with community representatives to discuss matters of mutual interest and also to identify projects that could be undertaken in partnership with the Refinery to uplift the community.

The partnership between the Refinery and the Reedville community in the manufacture of furniture from wooden pallets has grown over the past year and US$ 8 400 has been raised through the sale of this furniture. These funds will be used for the improvement of the community facilities. The construction of two children's play parks in the township is at an advanced planning stage.

Currently the Refinery management is assisting the community in negotiating the acquisition of a piece of land in the neighbourhood that is not being utilised. The community's intention is to convert the land into a sports field for the children.

During Arbour Week in September 2002, 240 trees were planted in the Reedville community in a partnership with the Western Platinum Refinery and the Springs Metropolitan Council.

Assistance to employees' close families

EPL has adopted an intervention strategy that helps needy and destitute orphans in the surrounding community, as well as close family of employees who have been left without a breadwinner due to AIDS. The mine started supplying blankets and food in the winter months when it became aware of the extent of this problem. A task team will survey eleven villages around the mine in the near future and a comprehensive programme of intervention will be developed.

Educational assistance

Lonmin Platinum supports a number of educational programmes:

- Educational institutions in Mooinooi, Marikana and Bapong are supported. At the Marikana Combined School, Lonmin Platinum has sponsored the building of an additional classroom and a science and computer laboratory. Local schools are assisted on a regular basis with equipment and services.
- Discussions with stakeholders have highlighted the need for more educational facilities. Projects, such as the building of a primary school in the Marikana area and the upgrading of recreational facilities, are being investigated.
- A pre-school that accommodates 60 children has been assisted by the construction of an ablution block and the renovation of a house to accommodate the school activities. These buildings will be handed over to the school once renovations are complete.
- The Masimini Primary School in Kwa-Thema Township, near Brakpan, desperately needed computers to start a computer tuition class for their young learners. Western Platinum Refinery purchased equipment to give the students their first exposure to IT.
- As required for emergency preparedness, the Western Platinum Refinery has started training community representatives. The Refinery also encourages residents to participate in accredited training programmes, such as First Aid.



Small business entrepreneurs at Marikana



Itireleng Farming Project facilitated by Eastern Platinum Limited

Community facilities

At Western Platinum Mine the facilities that have been developed by the mine include a crèche, which has become self-sufficient, two dressmaking schools started by a mine employee, a driving school and three dry cleaners, operating within the hostel. Two hostel blocks have been converted into facilities for 24 small businesses.

Western Platinum Refinery assists a number of charitable organisations by various means, for example, with transport or donations. These organisations include a home for mentally handicapped children, organisations for abused and abandoned children and centres for children with HIV/AIDS. The Refinery also makes its sports fields available to the neighboring communities and schools for various sporting activities and community functions, such as the annual Children's Christmas Party.



Metallurgical Services provided electricity to the Wonderkop Primary School

Community safety and security

Lonmin Platinum, in partnership with the relevant government agencies, has provided the Mooinooi police station with equipment to improve community safety and security. The company also participates in community policing forums.

Local economic development

The Itireleng farming project, initially financed and then supported by EPL, has been very successful over the past year. Training of all farmers in general business administration and marketing for small businesses has lifted the level of competency of the farming group. One of the trained farmers was elected to co-ordinate the marketing drive and the farm produce is now sold outside the Mooinooi area, to markets as far away as Johannesburg, some 150 km distant.

Farmers are keeping records of their cash flow and reinvesting back into their businesses. The unemployed of the community are being engaged to assist with the farming project and this is contributing to self-generating job creation. The yields and productivity of the farms will be tracked during the next financial year.

Due to this success, plans are being made to extend the farming areas, build a second reservoir and lay more irrigation systems. The land to be farmed will be doubled in extent and 40 new farmers will be accommodated. The new farmers will be given the same opportunities as the existing ones to get started. The local Tribal Authority has requested EPL to duplicate this farming project in other villages in the area.

Housing and Community Development

Performance 2002	
Lonmin Platinum At Marikana, 171 housing units are to be built during the next financial year and 294 stands are to be developed next to Karee Mine Hostel. *The 171 houses for Marikana have been built and the construction on the 294 stands at Karee is well advanced.*	✓
The EIA for the Renamile Ext 1 township on Western Platinum Mine was approved and 403 units are planned. This project includes infrastructure and community centres. The planning and design of the units is to be completed in the next financial year. *The planning and design of units for Renamile Ext 1 is in progress. The project has been delayed to allow for upgrades of infrastructure.*	✗
Rural development projects that focus on a high concentration of Lonmin Platinum employees and their families will be initiated. The initial phase will provide infrastructure for drinking water and sanitation. *Rural development projects have been approved and funds provided. Interventions in the source areas of Lonmin Platinum's employees are being undertaken with other mining houses and organisations.*	✓
The Western Platinum Refinery will develop mutually beneficial partnerships with the local community, where possible. *Partnership with the neighbouring community has continued to be mutually beneficial with the making of furniture from waste timber, reducing amounts of waste produced and earning funds for the community.*	✓

Targets 2003

Lonmin Platinum

- To pursue a strategy of home ownership by selling as many of the mine-owned high density houses as possible to interested buyers.
- To facilitate the progress of creating more infrastructure in the town of Marikana, for example, schools, churches, business facilities.
- To continue to track the performance and support of the development projects.

Rural development

The company has spread its responsibility of the upliftment of the quality of life of employees' families to the traditional recruiting areas of its operations. The areas that have been targeted are the Eastern Cape Province (South Africa), Lesotho (the Highlands) and Mozambique (Gaza Province). A Rural Development Committee has been established consisting of Lonmin management, the National Union of Mine Workers (NUM) and TEBA. The needs of these areas have been established and funds are currently being prioritised, in conjunction with existing government and private projects or other mining industry initiatives.

The projects include:

- **Home-based Care Programme** – for employees with AIDS or other serious disabilities. Lonmin Platinum participates in these interventions with other mining houses;
- **A rural development programme** – such as provision of infrastructure and services to improve rural health and livelihoods are being undertaken with TEBA. The projects are designed in collaboration with the community to meet their expressed needs. The two main interventions being made by the company are:
  - The provision of water and sanitation to rural schools and communities. Maintenance committees are being established in the affected communities to ensure the sustainability of these initiatives; and
  - Agricultural and small business development projects to create employment and improve the quality of life of community members. Support is given in the form of business, marketing and agricultural skills training. The agricultural projects also assist communities to improve their food security.

Primary Source Areas of Lonmin Platinum Miners (representing 52% of total employees)


60%
40%
20%
0%
Eastern Cape
Mozambique
North West Province
Lesotho



Furniture making at the Refinery

Employment

With increasing globalisation, company employees have the capacity to engage with industry on a global, national and local level to create the necessary framework for sustainable development. Job creation and the maintenance of positive working conditions for the company's workforce are needed to attract and retain committed employees. This is an important requirement for a good business and should result in a more health and safety conscious workforce and higher productivity.

The fundamental rights of human beings at work, irrespective of the level of development of the country, have been laid out in the ILO conventions that cover:

- Freedom of association and the effective recognition of the right to collective bargaining;
- The elimination of all forms of forced or compulsory labour;
- The effective abolition of child labour; and
- The elimination of discrimination in respect of employment and occupation.

The company employed an average of 19 565 people during the reporting year, and has a further 5 000 contractors on site. At year-end, employees had increased to 20 114 and contractors to 6 806 due to the ongoing expansion. The company operates in the Southern African Development Community or SADC region. Lonmin, as a company, complies with the ILO Conventions and does not employ persons below the age of 18 years. All employees have entered into voluntary agreements with Lonmin's operational management and are kept informed of their rights, which are also encapsulated within the National Constitution of South Africa. Active trade unions represent 82% of the workforce.

UBUNYE

The UBUNYE structure and process continues to live up to the Sotho meaning of the word by achieving a "oneness" or "togetherness" of the internal stakeholders of Lonmin Platinum with effective participation that complies with democratic principles. The UBUNYE initiative is proving to be successful in creating a balance of power between the different employee groups – the unions, management and the employees themselves.

Democratic Principles of Participation

- **Stakeholders should be involved in decisions that affect their lives.**
- **Stakeholders' contribution should influence the decision.**
- **The process should allow transparent and meaningful communication between all stakeholders.**
- **The process should be inclusive of all relevant stakeholders and define an agreed structure for participation at all levels.**
- **The stakeholders should be provided with all relevant information to participate in a meaningful way.**

The UBUNYE process started in 1999 with the collection of issues from all employees and the development of a mutually agreed structure and process to facilitate the resolution of these issues for the common good. Working groups, formed by the UBUNYE Coordinating Committee to tackle key issues, are tasked with, for example, the development of policies and structures, deciding on the best approach to the management of HIV/AIDS, the implementation of Employment Equity within the organisation and the facilitation of housing and medical forums. Lonmin Platinum management accepts the decisions made through the UBUNYE process as these are mandates from their internal stakeholder group.

During the year under review, the UBUNYE Coordinating Committee focused primarily on the implementation and refinement of key joint policies agreed to date, including:

- Structures and procedures to facilitate the removal of barriers to the achievement of employment equity plans and objectives;
- The development and introduction of key review committee personnel tasked to facilitate the implementation and maintenance of progressive and unique Corrective Action Policy, Code and Procedure;
- The signing of the company's first recognition agreement with all its trade unions, a major acknowledgement of the changing face of labour relations at the company; and
- *The signing of a further long-term wage agreement, until 30 June 2005.*

Employment Equity

Lonmin Platinum's Affirmative Action Policy is founded on the three pillars of empowerment, equal opportunity and the acceptance of a single, diverse company community. The company realises the need to effectively manage the aspirations of all of its employees, to raise the standard of living of all its employees and local communities and to continuously train and develop all of its employees.

The company has a formal employment equity plan which is in accordance with the South African Employment Equity Act and which has been jointly formulated with its key internal stakeholders. An Employment Equity Steering Committee was formed to create a credible forum in which all representative groups become partners through participation in decision-making on matters affecting affirmative action, people growth and company growth. The steering committee also endeavours to create a platform for designated groups[1] by establishing a fast-tracking process to enable all employees to compete equally for opportunities that may occur in the company from time to time.

The Employment Equity Committee's vision is to promote the company as a preferred employer through people development excellence, continuous improvement of stakeholder relationships and recognition of the worth and contribution of all employees.

The comprehensive four-year plan for the company includes targets for designated groups and other employee categories. Past endeavours of the company to address inequity are reflected in the progress made to date, as shown in the graph, which indicates that Lonmin Platinum will achieve its targets and, in some instances exceed them. A change in definition of the category of worker during the year makes it difficult to compare the past year's percentages to the new targets. The 2002 achievements are graphed using the previous category definition for the entire year.

Lonmin Platinum has specifically targeted the following three categories as critical areas for demographic change in terms of employee equity:

- **Legislator/senior officials** – This grouping is defined as senior management – directors, general managers and heads of departments;
- **Professionals** – Company examples are experienced engineers, metallurgists, mine overseers, accountants; and
- **Technicians and associate professionals** – This category is typically shift supervisors, engineering foremen, geologists, mine surveyors, draftsmen and training officers.

[1] A designated group includes all employees who were previously disadvantaged, i.e. all groups except white males

Lonmin Platinum Workforce Profile by Category


100%
80%
60%
40%
20%
0%
Legislators, senior officials, managers
Professionals
Technicians, associate professionals
Clerks
Service, sales workers
Craft, related trade workers
Plant, machine operators, assemblers
Elementary occupations
Designated Groups
White Males
Target for Designated Groups
Target for White Males

Lonmin Platinum Target for Three Key Designated Groups 2003 to 2005


60%
50%
40%
30%
20%
10%
0%
2003
2004
2005
Legislators, senior officials, managers
Professionals
Technicians, associate professionals

Taurai Dube

Taurai Dube is a 32-year old Metals Despatch Co-ordinator at Western Platinum Refinery. Taurai joined the Refinery with an 'O-level' certificate and is now studying for his B.Com degree through the University of South Africa (UNISA) with a Lonmin Platinum bursary. The Refinery is assisting his development by providing opportunities for Taurai to gain experiential learning in different departments to support his career path. Taurai intends to study further to enhance his career prospects.

Development Highlights

- Since 1994, 800 blasting certificates have been awarded. Of these, 60% are held by previously disadvantaged employees.
- Bursaries and scholarships in the targeted top three employee categories have increased from a total of 46 in 2001 to 74 in 2003. The percentage of successful designated employees has changed from zero in 2001 to 68% in 2003.

Designated employees are currently being fast-tracked to fill positions as they arise, with the bursary scheme targeting the skills required to equip targeted employees to fill these posts. Future targets are shown in the graph for the new definitions of the categories.

During the past year, Lonmin Platinum has set in place structures and procedures to facilitate the removal of barriers to the achievement of the company's Employment Equity plans and objectives:

- A team representing all stakeholders has been established and trained to identify the most appropriate job grading system for the company; and
- All previously identified employment equity barriers to recruitment and selection, including appointments and promotions, have been removed.

Lonmin Platinum has the majority of its female employees (constituting 2% of the total workforce) occupied as clerks, with none occupied in trades or plant and machine operation. A total of 18% of Lonmin Platinum's workforce working in the technician category or higher education, are female.

To support its strategic vision of employing a "competent workforce", the Western Platinum Refinery has received accreditation for the Investors in People management system. As part of its strategy it will include structured succession and experiential planning.

Promoting females in senior management

Historically, the Refinery had no female production or process operators. Now three female black employees are employed and this figure is set to double by the end of 2002. Three designated persons have been employed at senior management level and targets to increase the number of this group are contained in the five-year plan.

Fair Employment Practices

Disciplined behavior is essential to ensure the company's competitive advantage by adhering to rules, regulations and standards. Disciplinary or corrective action is a line management responsibility so that an immediate response is taken to undesirable behaviour in terms of the defined limits. The primary objective of the corrective active procedure is to make each individual employee a more responsible and efficient worker. It also aims to protect the interests of both the employer and employee. Counselling plays a major role in disciplinary action.

The policy on sexual harassment provides guidance on undesirable or unacceptable behaviour. An atmosphere of mutual respect is encouraged and any sexual harassment behaviour or action is not tolerated. All complaints are treated in a fair and objective manner and appropriate disciplinary action is taken when necessary.

Lonmin Platinum Review Committees for Implementing Corrective Action Policy

The development and introduction of key Review Committees at Lonmin Platinum was a highlight of the year. Five committees, one for each unit, have been put together by UBUNYE. Representing the internal stakeholders, the aim is to facilitate the implementation of the Corrective Action Policy, Code and Procedure.

An employee can approach the Review Committee to review a decision made by a disciplinary, or other process that has been upheld by an appeal. The committee members are trained and apply consistency of decision-making throughout the organisation.

The review process is observed and checked by representatives of the South African Council for Conciliation, Mediation and Arbitration (CCMA), a regulatory body upholding fair labour practices. The CCMA will determine whether Lonmin's approach can be adopted at other organisations to reduce cases referred to the CCMA.

Employment

Targets 2003

Lonmin Platinum

- Further investigation into the current job grading system and the re-evaluation and introduction of policies that deal with incapacitation, non-available labour and long service awards.
- Continue the programmes of Rural Development initiated during the past year.


Waste Management
Management

Environmental Performance

The minerals and mining sector's growing understanding of its impact on the environment and the need to meet global and regional requirements is the motivation behind Lonmin's environmental obligations. The main trends are:

- The drive by societal expectations and local legislation to improve quality of life, at the same time encouraging economic development, resulting in the tightening of the limits of environmental contamination, particularly of air and water;
- The great pressure on land use due to burgeoning populations, a reduction in resources, and mines competing with each other; and
- The increasing concern about the inefficient consumption of resources and the emphasis on efficiency of use, so that the value added by development contributes to an improvement in balance on total quality of life.

Lonmin's Approach to Environmental Performance

Lonmin is appreciative of the fact that mining results in a significant impact on the environment, which should be managed and mitigated. Technological advances will continue to assist Lonmin in considerably reducing these impacts, but even 'best practice' results in some impact.

Lonmin's objective is thus to gain a better understanding of the impacts caused over time and to apply appropriate remediation to address these impacts, as well as minimising the impact of any of its new developments. In order to do this, Lonmin is undertaking its own investigations whilst supporting global initiatives, such as MMSD and other partnerships, to improve its recognition of environmental problems and their effective management.

Strategy

Lonmin has approached the management of its environmental impact by:

- Increasing awareness and knowledge of its environmental problems and solutions, and reconfirming the company's commitment;
- Developing effective management systems and allocation of resources to achieve its environmental objectives;
- Instituting sound environmental management technologies and processes in all new developments; and
- Incorporating performance assessment and continual improvement into its environmental management.



Sound environmental practices benefit future generations

Incorporation of Environmental Performance into Lonmin



LONMIN Plc Board
MD Lonmin Platinum Peter Ledger
Executive Director: Mines Stompie Shiels
Executive Director: Strategic Services Geoff Fenner
Divisional Director: Smelting/Refining Allan Keeley
General Managers: Mines
General Manager: Group Technical Services
General Manager: Smelter/BMR
General Manager: Platinum Refinery
Divisional Manager: Environmental
Unit Superintendent: Environmental
Unit Superintendent: SHE
Unit Official: ISO 14001

Natural Resource Management

Energy

The efficient use of energy remains a challenge to mining industries world-wide. Improving energy efficiency requires the reduction of energy consumed and the changing of processes. Lonmin realises that efficient energy use is crucial to sustainable development, due to the reduced impact on costs, resources and air quality. During the reporting year, the Group focused on consistent reporting procedures for energy and measured electricity and fossil fuel consumption at all its platinum operations. The major energy consumer is electricity used for hoisting, air compression, milling and smelting.

The total energy consumption for Lonmin Platinum is approximately 4 085 terajoules, with electricity contributing 86%, as illustrated in the graph. The ratio of quantified fossil fuels consumed is indicated in the pie graph.

The electricity efficiency rate for Lonmin Platinum has decreased by 10.75% from the previous year. This decrease, despite the current expansion programmes, is the result of the upgrading of existing power factor correction equipment.

Total Energy Consumption for Lonmin Platinum



Terajoules
4500
4000
3500
3000
2500
2000
1500
1000
500
0
Electrical energy
Fossil fuel energy
Total energy

Energy Consumption from Fossil Fuels for Lonmin Platinum



Diesel 10%
Petrol 2%
Gas 10%
Coal 78%



Electricity is a valuable energy source

Electricity Consumption Efficiency Rate for Lonmin Platinum



kWhrs/kg noble metal
23.5
23
22.5
22
21.5
21
20.5
20
19.5
2000
2001
2002

Upgrading of Existing and Additional Power Factor Correction Equipment at Karee Mine

During September 2001, Karee Mine upgraded existing and installed additional power factor correction equipment to improve the mine's power factor. This included the installation of additional capacitor banks at four substations. New filter units were also installed to improve the harmonics produced by the winders and mill motors. The table shows how the upgrade increased the power factor and decreased the maximum demand at Karee Mine.

Karee Mine

Substations	Main Incline	Shaft	Plant	Consumer
Power Factor				
Before	0.536	0.856	0.857	0.933
After	0.995	0.995	0.995	0.995
Maximum Demand				
Before (MVA)	7.61	25.19	12.32	41.46
After (MVA)	4.12	21.69	10.65	38.73

Energy

Performance 2002

Lonmin Platinum

An awareness programme on energy conservation will be initiated in the next reporting year.

A programme was not initiated during the past year. Nonetheless, during this reporting period less energy was used per unit of noble metal produced.

Targets 2003

Lonmin Platinum

- Maintain energy consumption efficiency rates and increase awareness of energy conservation during the next reporting year.

Water

Water is life. Both the natural and human systems are critically dependent on water. It is the primary requirement for not only the survival of human beings, but also for their socio-economic development and a healthy ecosystem. The management of water has thus emerged as one of the great challenges of the 21st century.

There is an overriding need for sustainable development and sound environmental management of water resources through several means including demand management, control, management and protection of watersheds, preparation of water management plans, treating water as an economic commodity, increasing awareness about water quality, and strictly observing environmental considerations. The aim should be towards sustainable long-term resource enhancement rather than mere short-term exploitation.

In southern Africa, fresh water is becoming an increasingly scarce resource which needs to be managed in a way that will sustain future generations. Lonmin, in its drive towards sustainable development, is committed to the following principles regarding efficient use and conservation of water as a critical aspect of environmental management:

- To manage water according to strategies set out in a site-specific water management plan based on realistic targets and best practice procedures;
- To continuously assess these strategies and aim for continuous improvement;
- To reduce water consumption and eliminate all discharges by maximising the re-use of polluted water and increasing recycling opportunities;
- To follow a precautionary approach to prevent or minimise pollution by applying appropriate assessment techniques, appropriate engineering design, and assessing and re-evaluating the existing pollution prevention measures at source;
- To implement water treatment strategies; and
- To ensure compliance with relevant legislation, including the National Water Act, the National Environmental Act and the Minerals Act when discharging water to the natural environment.

The Rand Water Board supplies water to the mines and the Refinery and consumption is monitored and reported monthly by each unit. The total water consumption for Lonmin Platinum during the reporting year was 9 144 Mℓ compared to 8 847 Mℓ during the previous reporting period.

Water Consumption Efficiency Ratios for Lonmin Platinum Mines and Metallurgical Services


210
205
200
195
190
185
kl/kg noble metals
2000
2001
2002

Average Monthly Water Consumption for Lonmin Platinum Mines


250
200
150
100
50
0
Megalitre
Eastern Platinum Mine
Karee Mine
Western Platinum Mine
2000
2001
2002



The recently built reservoir at Karee Mine

The water use efficiency rate for Lonmin Platinum mines is illustrated in the graph and indicates less water used per unit of noble metal produced. The increase in average monthly consumption at Karee Mine is due to a change in their reporting system, which now includes the Merensky Concentrator.

Water consumption at all the mining and mineral-processing facilities will be registered in the EMS Aspect Register to comply with the ISO 14001 standards. A comprehensive training and awareness programme will support all water conservation initiatives to ensure that all employees identify with the context and benefits of responsible water use. A detailed assessment of current water usage will be conducted in the next reporting year to identify ways to minimise Rand Water Board offtake and maximise recycling.

At EPL, ground water influx at the shafts results in large volumes of discharge water. The upgrading of storage facilities at the shafts and concentrator will enhance capacity to recycle ground water significantly and result in a reduction in Rand Water intake volumes. At WPM and Karee Mine the construction of new tailings facilities will relieve the pressure on the current return water facilities resulting in reduced discharge and better containment of process waters.

Water

Performance 2002

Lonmin Platinum

A co-ordinated water conservation programme will be pursued in the next reporting year at all mines to establish the water usage and loss in the system and to identify management actions to improve on the conservation of water. *A programme was not implemented, however water efficiency improved over the reporting year despite the extensive expansion programmes currently underway at the mines.*	✗
At Karee Mine, two new water reservoirs will be built in 2001/2002 to improve the overall water control and reduce spillage. *Two reservoirs were built this year that improved water distribution.*	✓
At EPL, investigations will be conducted to move to a total elimination of the mine water discharge when the present licence expires in 2004. *Investigations were not conducted during the past year.*	✗

Targets 2003

Lonmin Platinum

- Water management plans will be put in place in the next year and water use registration applications will be submitted for all units.
- The water conservation and management programmes will be drawn up for the ISO 14001 management system.

Land Stewardship

Both surface and underground mining have a significant impact on land use through surface excavations, subsidence from underground mining and waste material deposition on surface. Lonmin Platinum is committed to minimising land disturbance through sound land use management practices and rehabilitation programmes. Surface infrastructure (including roads, plants, shafts), waste rock dumps, tailings dams and stockpiles have long-term impacts on land use at the underground mining operations.

Opencast mining was initiated in October 2001 at Lonmin Platinum and thus far 406.10 ha has been mined. To date, 96.4 ha has been completely rehabilitated whilst 153.1 ha has been backfilled.

Rehabilitation Trust Fund

Lonmin Platinum is required to restore the mines and their surrounding environment to a sustainable and productive land use and to ensure that critical resources and ecosystems are protected. The main objectives for closure are:

- To provide funding for environmental closure costs for all mines;
- To make the areas affected by mining safe for human and animal use;
- To remove unwanted structures;
- To prevent water pollution, remediate soil contamination and revegetate disturbed land; and
- To restore, where feasible, the land to a capability similar to that which existed before mining commenced.

The rehabilitation of the surface lease area and land subject to any mining operations is the responsibility of the operating company and is conducted in accordance with the approved environmental management programme. The rehabilitation liabilities relate to the costs associated with the ultimate closure of an area, asset or business unit.

Rehabilitation costs are provided for and managed in the Lonmin Platinum Pollution Control Trust Fund, based on the best estimate of the future costs that will be incurred, and calculated on a discounted basis. The contribution made to the Trust Fund for this financial year is indicated in the graph. The impact of such costs on the profit and loss account is spread over the life of the mine through the accretion of the discount of the provision and the depreciation of the increased costs of the mining asset. The final closure cost of Lonmin Platinum is assessed annually providing for adjustments due to progressive rehabilitation conducted during the reporting year and to allow for newly acquired assets.

In 2002, the cost of closure rose some 41%, mainly due to the inclusion, for the first time, of the Karee 4 Shaft and concentrator, the "C"-stream concentrator at EPL, the Hossy Shaft and new tailings dams. This brought final closure costs to about US$ 15 million.

Increase in Liability as per Lonmin Platinum Pollution Control and Rehabilitation Trust Fund



US$ (millions)
160
140
120
100
80
60
40
20
0
2000
2001
2002

Increase in Contribution Towards Lonmin Platinum Pollution Control and Rehabilitation Trust Fund



US$ (millions)
6
5
4
3
2
1
0
Eastern Platinum Mine
Karee Mine
Western Platinum Mine
Metallurgical Services
2001
2002



Opencast mining at Lonmin Platinum

Biodiversity

Mining has the potential to irreversibly destroy indigenous natural areas, some of which may make a significant contribution to biodiversity. Biodiversity is the variety of all life forms. Humans depend on biodiversity for their survival and quality of life. The most significant impediment to the conservation and management of biodiversity is the lack of knowledge about biodiversity and the impact of people and their activities.

Lonmin Platinum addresses the issue of biodiversity through EIAs, biomonitoring surveys, vegetation and wildlife management.

While impact assessments attempt to identify the future consequences of current and proposed development plans, policies and procedures, the biodiversity dimension is often neglected. The timeous identification of indigenous and often rare plant species at the opencast mining area has allowed the removal of these plant species by an NGO organisation called Operation Wildflower. Lonmin Platinum will continue to foster scientific and other cooperation leading to environmentally sound mining technology.

Annual biomonitoring surveys are conducted on affected streams around the platinum operations. Biomonitoring is the process of creating an inventory of aquatic organisms in a selected region of an aquatic system ranging from fish species to macroinvertebrates (bottom dwelling insects, mussels and leeches). All organisms have a tolerance level for pollutants such as metal salts and this varies from organism to organism. Through biomonitoring it is possible to determine, qualitatively, the level of impairment on water quality, based on the presence and abundance of fauna.

Alien invasive vegetation can become a problem in areas where soils have been disturbed. At Lonmin Platinum there are a few invasive species that are threatening the re-establishment of natural vegetation, such as Syringa, Lantana, Spanish reed and Jacaranda. Apart from the bio-control programme, alien vegetation species are physically removed and registered herbicides are applied to prevent further spread and regrowth.



Biomonitoring ensures that impacts on water bodies are assessed and managed

Bio-control for Alien Vegetation

Lonmin Platinum, in conjunction with the SA Department of Water Affairs and Forestry, has embarked on a bio-control programme to eradicate *Lantana camara*. The Mooinooi Game Farm was selected as an experimental site and on 11 February 2002, 600 000 lantana sapsucker beetles (*Falconia intermedia*) were released. A site inspection in July, however, showed that the insects had little chance of survival due to extreme cold conditions and little foliage reserves. It was recommended that the Lantana herringbone leaf miner (*Ophiomyia camarae*), which hibernates in winter, would be more suitable for this area.

An extension of the programme will include the following further releases:

- October 2002: The release of satansbos leaf beatles (*Leptinotarsa texana*) to feed on *Solanum mauritanum* a poisonous, declared weed in South Africa.
- December 2002: The release of *Hypogeoccus festerianus*, a mealy bug that feeds on the Queen of the Night cactus (*Cereus jamacaru*).

Operation Wildflower

During June 2002, a voluntary group of dedicated people from "Operation Wildflower" came to the rescue of 1 727 plant specimens that would otherwise be destroyed by opencast mining at Lonmin Platinum. Some of these plants included red data species, such as *Aloe greatheadii* var *davyana*, of which 1 087 specimens were collected.

"Operation Wildflower" is a non-profit, conservation organisation, which rescues indigenous vegetation that would otherwise be destroyed by commercial development. Rescued plants are replanted to preserve often rare species from becoming threatened at the cost of development.



Biodiversity is addressed through EIAs, surveys, vegetation and wildlife management



Annual biomonitoring surveys are conducted on affected streams



Operation Wildflower

Pollution Prevention

Greenhouse Gas Emissions

Africa is vulnerable to climatic change because the continent experiences a highly variable climate. Climate variability occurs naturally, but increasing evidence points to rising concentrations of greenhouse gases (such as carbon dioxide or CO_2) caused by industrialisation and population growth over the past two centuries contributing to climatic change. The greenhouse gas-warmed atmosphere can contribute to the variability of climates and many specialists suspect that this is already happening. Disastrous consequences, such as worsening droughts and floods due to extreme variation in rainfall or sea level rise from melting ice caps, could result.

Carbon emissions

Worldwatch reports that between 1990 and 2001 global carbon emissions have grown by 10.2 %. Industrialised nations are responsible for this increase, particularly those who have not agreed to reduce carbon emissions. The Kyoto Protocol attempts to place limits on greenhouse gas emissions from developed countries. This Protocol has been ratified by South Africa, however as a developing country it contributes only 1.2 % to global CO_2 emissions.

Although Lonmin operations are located in a developing country, and it is not a major contributor of carbon emissions, the company believes that greenhouse warming is extremely important to the sustainability of the planet. This year, Lonmin Platinum is able to disclose its contribution to carbon dioxide in the region as consistent reporting measures for fossil fuel consumption were put in place at all the units. The amount of greenhouse gas generated across the company was calculated from the guidelines set by the Greenhouse Gas Protocol Initiative[1]. Lonmin Platinum directly emits CO_2 through heat generating processes and fuel combustion associated with the burning of fossil fuels such as coal and diesel on site. The fuel-based methodology (based on the amount of fuel used), as opposed to the distance-based methodology (based on the amount of kilometres), was used to calculate CO_2 emissions from all mobile sources. Indirect CO_2 is also generated through the purchase of electricity from the national grid.

During the reporting year, Lonmin Platinum generated a total of 912 kilotonnes of CO_2, which is equivalent to 19.8 kilotonnes of CO_2 per tonne of platinum produced.

From the graph it is clear that the major challenge for greenhouse gas reduction will be closely associated with any reduction and/or optimisation initiatives regarding electricity consumption (indirect emissions). These initiatives could include, *inter alia*, improved maintenance and monitoring of electrical equipment.

Possible initiatives to improve the direct sources could include

- Sourcing improved quality of coal;
- Monitoring the efficiency of machinery such as boilers; and
- Lowering fuel consumption.

Components of Lonmin's Air Quality Management Strategy


Review design and process to reduce emissions
Emission Inventory
Stack Dust/SO2
Mine Dump Dust
Ambient Air Conditions
Data collection and dispersion modelling for compliance and performance assessment
Meteorological and Air Quality Monitoring

[1] The Greenhouse Gas Protocol Initiative is part of the World Business Council for Sustainable Development and aims to provide a standardised approach and guidelines for corporate reporting on greenhouse gases.

Lonmin is committed to the greenhouse gas challenge and will intensify the monitoring system for greenhouse gas emissions by compiling a complete greenhouse gas emission inventory. The close association of greenhouse gas emissions and energy use implies that every effort in reducing energy consumption will concurrently lead to a reduction in greenhouse gas emission.

Ozone-depleting substances

The ozone layer protects the earth from many of the sun's ultraviolet (UV) rays. An overexposure to UV rays is associated with health effects such as skin cancer, cataracts and immune suppression. The depletion of the ozone layer is caused by releasing substances such as chlorofluorocarbons (CFCs), pesticides (such as methyl bromide), halons (used in fire extinguishers) and methyl chloroform (used in industrial processes) into the atmosphere where they are carried up to the higher layers, breaking down to chlorine which attacks ozone. In 1987, the Montreal Protocol called for the phasing out of all ozone-depleting substances. This phase out has been effective in reducing the rate at which CFCs are accumulated in the stratosphere.

Carbon tetrachloride is classified as an ozone-depleting substance and also has global warming potential. These negative characteristics of carbon tetrachloride were recognised by the Western Platinum Refinery and a strategic decision was taken to remove this chemical from the process during the 2002 reporting year.

The old carbon tetrachloride method consisted of osmium distillation, followed by a carbon tetrachloride extraction of ruthenium in order to purify the ruthenium liquor generated during primary ruthenium distillation. The ruthenium was then extracted from the carbon tetrachloride phase with hydrochloric acid and precipitated as pure ammonium chlororuthenate. The use of the carbon tetrachloride purification step has been eliminated through an improved engineering design of the equipment used to carry out the primary ruthenium distillation, thereby producing a scrub solution which is sufficiently pure to enable the precipitation of a ruthenium salt which meets customer specifications.

Total CO_2 Emitted from Lonmin Platinum during 2002



1000
900
800
700
600
500
400
300
200
100
0
Tonnes CO_2 emissions (x 1000)
Direct
Indirect
Total

Industry Forum

During the year, an Industry Forum was founded for scheduled processes in the North West Province (in terms of the SA Pollution Prevention Act 45 of 1965), to establish a platform for interaction between industries regarding effective air pollution control and management, and to create the opportunity to benefit from each other's experience.

The synergies that are being explored are – the sharing of best practice, such as a generic air quality management system, sampling systems and fugitive emission management.

The Forum has been developed under the guidance and initiative of the Chief Air Pollution Control Officer (CAPCO) for the North West Province. Lonmin was actively involved in the activities of the Forum.

Air Quality Management

The effective management of air emissions can only be successful if tackled on a regional basis. The prerequisites for an air quality management strategy are the:

- Identification, quantification and determination of the significance of impacts;
- Reduction of significant impacts through cost-effective measures;
- Demonstration of compliance with local regulations;
- Achievement of continuous improvement; and
- Dissemination of information to stakeholders.

Lonmin is in the process of applying this philosophy at its various operations. Some, like the Western Platinum Refinery, have made large strides in implementation, whilst other operations are still moving towards their targets.

Lonmin's mines are situated in a region with large neighbouring mines, some of which have smelters that emit air pollutants such as dust and sulphur dioxide. Veld fires and the burning of fossil fuel for domestic use also contribute to the sulphur dioxide loading of the regional environment. Vehicular movement on gravel roads enhances dust concentrations, as does dust from tailings dams. The region experiences air pollution levels that at times exceed the local and international guidelines. The regional authorities are faced with the dilemma of promoting the much-needed growth at the same time as exercising the necessary control of ambient air pollution levels. A regional Industry Forum has been established to address this issue.

Emissions and Monitoring

The significant air emissions from the Lonmin Platinum operations are:

- **The Smelter** – sulphur dioxide and particulates (dust) from processes that: produce steam (boilers), handle raw materials, dry material (driers), smelt concentrate (furnaces) and convert matt (converters).
- **Platinum refinery** – particulates, acid, nitrate, sulphate, chloride, NOx and carbon monoxide.
- **Platinum mines** – particulates from tailings dams, transportation and other materials handling.

Air quality guidelines do not exist for stack and other emissions or for ambient concentrations of air pollutants in South Africa. Lonmin is, however, monitoring air quality at ground level to determine the possible impact of its emissions on the environment and intends increasing its network of stations to provide a local view of air quality around the mines. These additional stations will measure respirable and total particulates, as well as sulphur dioxide. Lonmin Platinum will interpret this data within its local context, as its mines are one of several potential air pollution sources in the area.

The Smelter is a registered process in terms of the SA Air Pollution Prevention Act and its operation is subject to gas and particulate emission limits. A provisional registration certificate was issued in December 2001, which allowed for a temporary higher production load. Another provisional registration was issued in September 2002 which includes specific air quality management targets, such as the completion of the Sulphur Fixation Plant by July 2003. The details of the provisional registration were communicated to I&APs at a public meeting held in March 2002.

Public Participation for Provisional Air Quality Registration

A public meeting was held at Marikana, North West Province, South Africa, on 13 March 2002 where Lonmin Platinum presented the provisional registration requirements and explained how it was going to comply with these requirements.

The meeting was well attended with representatives from landowners and farmers, mines, industries, the Tribal Authority, environmental groups, unions, local and provincial government and local security services. Interested and affected parties were notified of the meeting by individual invitation accompanied by background information, advertisements in the press and posters. Over 102 interested and affected party details were captured on the database.

The main issues discussed at the meeting were the effect of sulphur dioxide on the environment and people's health; fugitive emissions; dust; noxious odours; the timeframe of the plant upgrade; and monitoring procedures.

The temporary registration is valid for a fixed time period and requires that Lonmin Platinum comply with new, much lower emission levels by the third quarter of 2003 when a permanent registration will be in place.

The Sulphur Fixation Plant that is presently under construction will allow these new limits to be met. This plant will be operational by July 2003.

The Smelter expansion has been undertaken in four phases – a new dryer plant, a new furnace, a third converter and a Sulphur Fixation Plant. The dryer installation was completed during the 2000/2001 reporting year. The furnace was commissioned during March 2002. The upgrade of the two old converters will be completed in March 2003, whilst commissioning of the new third converter will be completed by October 2002. Included in the upgrades are improvements to reduce fugitive emissions. This, as well as an improvement in operating efficiencies and working conditions, will result from this capital investment.

Compliance

Gas and Acids

At the Refinery the new scrubber plant has been commissioned and monitoring has confirmed that emissions are below the required limits. Further tests are to be conducted to confirm these levels. All fumes from the operation are captured by the new plant. The fumes first pass through in-line ammonia and nitrogen oxide scrubber systems and then finally through the main H_2O and NaOH wet scrubbers before being released into the air. The liquid waste produced from the plant is sent to a hazardous waste site for disposal. A permanent air quality registration has been approved for this process, which replaces the temporary registration previously held by the Refinery.

Sulphur Dioxide

Sulphur dioxide emissions at the Smelter are calculated using data on sulphur inputs and outputs. The difference between the inputs and the outputs is reported as sulphur dioxide that escapes to the atmosphere, either through the stack or as fugitive emissions. At times in 2002 the total emissions have exceeded the permitted level. These exceedances can be explained by high production rates over those periods as well as poor plant efficiency, as can be seen in the graph of the amount of sulphur dioxide emitted per kg of noble metal produced.

Ambient monitoring of fugitive sulphur dioxide emissions was conducted close to the Smelter (only from March to September 2002) and at the BMR. The results show that the average ambient monthly guideline value has increasingly been exceeded as production has increased. Ambient

Mean Monthly Ambient SO_2 Concentrations at Ground Level


ppb
0
10
20
30
40
50
60
70
Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2001 – 2002
BMR
(250m South West of stack)
Smelter
(170 m South East of stack)
Guideline

Calculated SO_2 Emissions for Lonmin Platinum Mines


Tonnes SO2
0
10
20
30
40
50
60
70
O N D J F M A M J J A S O N D J F M A M J J A S
Month
2001
2002
Permitted

SO_2 Emitted per kg Noble Metal Produced


Tonne SO2/kg noble metal produced
0
2
4
6
8
10
12
14
16
18
20
O N D J F M A M J J A S O N D J F M A M J J A S
Month
2001
2002

ESP Explosion Incident at Platinum Smelter, Marikana, Rustenburg

On 6 May 2002, a gas explosion destroyed the ESP at the Lonmin Platinum Smelter. The ESP is used to recover dust from the furnace gases before they are discharged to the atmosphere. No casualties were experienced, but the ESP had to be completely rebuilt.

As a temporary measure a second-hand baghouse filter was purchased and began operation on 20 June 2002. This baghouse captured dust from the new furnace. Losses due to the ESP being off-line were measured by iso-kinetic sampling. Results showed that the mean dust loss was, on average, about 18 tonnes per day. This is significantly higher than the dust historically lost through the stack when the ESP is operational.

The authorities and the public were notified of the incident and regular updates on the remedial activities were communicated. Lonmin was given permission by the CAPCO to continue operating and a schedule for the reconstruction of the ESP was agreed. Air pollution and emergency air quality management procedures were put in place during the construction phase. I&APs and authorities were regularly informed on the progress of the project, which was completed in early August 2002.

Sulphur Fixation Plant

The modifications to the Smelter will have to comply with the new registration requirements limiting sulphur dioxide emissions to 6.5 tonnes per day and particulates to 50 mg/Nm^3 per day. The air pollution control technology chosen should also have a scrubbing efficiency of 96%.

Lonmin Platinum has studied a number of sulphur dioxide fixation technologies available and has selected a concentrated-mode dual alkali wet scrubbing system. The plant design is based on the total maximum sulphur dioxide loading of 100 tonnes per day to the gas system, *twice that produced by the current operation,* and will meet the air quality registration requirements.

The sulphur fixation plant consists of four main process units:

- Dust scrubbing;
- Sulphur dioxide scrubbing;
- Sodium regeneration; and
- Particulate and sulphur dioxide handling.

Sulphur Fixation Plant Flow Sheet


Submerged Arc Furnace
Flash Dryer
Discharge to Atmosphere
Electrostatic Precipitator
Sulphur Fixation
Venturi Dust Scrubber
Hydrated Lime
Pierce Smith Converter
Sodium Regeneration
Sodium Sulphate
UG2 Furnaces
Water Sodium Salts
Filter
Calcium Sulphite
Tailings Dam

monitoring will be continued, to identify changes that occur as the improved controls for sulphur dioxide come on line.

At the Assay Laboratory, an acid fume extractor was installed and commissioned and the scrubbing system now captures up to 99% of all lead fumes.

Dust

Dust emitted from the Smelter over the past year exceeded the limit for most of the time. A monitoring station located approximately 250 metres to the south-west of the Smelter measured particulate concentrations at ground level above the guideline value for about one day per month. Data also reflects the influence of sources not connected to the Smelter.

An explosion on 6 May 2002 destroyed the Electrostatic Precipitator (ESP), removing the Smelter's main dust capturing system. Prior to this, and subsequently, the availability of the ESP was generally above the required 96% for the reporting year. The construction of a replacement ESP commenced as soon as possible after the incident and was fully operational by 17 August 2002.

Lonmin Platinum commissioned a study of the dust potential of the tailings dams on the oldest of the three mines, WPM, which has the largest number of active and defunct dams. The study stretched over a six-month period from July to December 2001 with the objective of characterising the dust liberated from the dams on the mine and considering the control options available to Lonmin, if these proved necessary.

The results of the study indicated that generally the ambient dust concentrations that could be attributed to the dams do not occur at levels above the local limit for total suspended solids of 300 micrograms per cubic metre for a 24-hour period. On average, the daily concentration of respirable dust is also within the limit value of 180 micrograms per cubic metre. During high wind speeds, however, these levels are exceeded.

Remedial actions that are being considered are chemical suppressants and continued grassing. The identified areas of particulate emission are the access roads, dry beaches, and side slopes not adequately covered with vegetative material. A programme for dust control on tailings dams is to be implemented.



Upgrade of Smelter



Fugitive particulate matter extraction at the matte launder



The new scrubber system at the Assay Laboratory significantly reduces the fugitive emissions of the chemicals used in the wet lab section

Air Emissions

Performance 2002

Lonmin Platinum

Smelter upgrade will be completed by November 2001 and will lead to increased fugitive emission capture, improving the ambient ground level quality. *The upgrade of the smelter was completed in March 2002. The new equipment captures fugitive emissions, but emissions have not decreased due to the continued operation of the old furnaces.*	
Construction of the Sulphur Fixation Plant will start in 2002 and be completed in late 2003. *The construction of the sulphur fixation plant has commenced and is planned for completion by July 2003.*	✓
The dust monitoring system will be put into operation in 2002 and management options will be considered to address significant issues that are identified. *A dust monitoring system will only be installed in 2003. A further study on dust emission is being undertaken and options for dust suppressants on the dormant dams are being considered.*	
The redesign and upgrade of the existing acid fume extraction at the Assay Laboratory to a scrubber system to comply with relevant acid and gas emission legislation will be undertaken. The project will be completed in December 2001. *The extraction equipment was installed in July 2002 and is operating effectively.*	✓

Targets 2003

Lonmin Platinum

- The Sulphur Fixation Plant will be commissioned in July 2003 resulting in a reduction of the sulphur dioxide emissions by 96%.
- A dust monitoring system will be installed in 2003. Trials will be conducted on dust suppressant options. Vegetation of tailings dam slopes will be evaluated for integrity.



Mobile air quality monitoring unit at Lonmin Platinum

Effluent Management

The question of sustainability is not only a matter of adequate water availability but also one of maintaining water quality. Water quality management is based on the approach that the receiving water body has a finite capacity to assimilate effluent discharged into it. Effective measures should be taken to prevent the on-going deterioration of both surface and ground water quality. For this purpose, special attention needs to be paid to control mine wastewater and effluents that are the prime causes of water pollution.

Lonmin Platinum regularly monitors the physical and chemical characteristics of process water, effluent and ground water to determine and assess its impact on ground and surface water quality. These monitoring programmes serve as an effective early warning system for intervention by management and provide a benchmarking measure of continuous improvement (see case study). Ground water monitoring is conducted quarterly. Preliminary ground water contaminant risk assessments were conducted and indicated that the Tailings Complexes will have an impact on ground water sources downstream of the dams. Further assessments will be conducted in the next reporting year.

The surface water monitoring programmes at the mines use electrical conductivity as the indicator of the impact on the surrounding natural water bodies. The graphs illustrate the total cumulative effect of the mines on the electrical conductivity of the natural streams before and after mining operations for the reporting year.

According to the regulatory permit currently held by all the mines, the impact of the contribution of the mines' waste load to receiving streams, measured downstream of the mining complexes, should comply with certain target values. The electrical conductivity (EC) target value is 70 mS/m and currently only Karee Mine complies with this condition of the permit. Both EPL and WPM comply with the temporary relaxation to 500 mS/m. The SA Department of Water Affairs and Foresty granted the temporary relaxation to allow for the implementation of water management plans to enable effective management of effluent and discharges. Water management plans are currently being compiled for all the mines and will be implemented during the next reporting year.

In order to comply with the conditions in the current water use permits (Section 21(4)) and in preparation for applications for water user licences in terms of the SA National Water Act, Lonmin Platinum will in future move towards quantifying waste loads (salt loads) to surface and ground water regimes. This will enable management to assess the cumulative impact of operations on the downstream environment and water users.

Mining Impact of Karee Mine on the Sterkstroom River


EC (mSm)
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
2000
2001
2002
Upstream
Downstream
Permitted level
Storm water level

Mining Impact of Eastern Platinum Mine on the Moddersspruit River


EC (mSm)
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
2000
2001
2002
Upstream
Downstream
Permitted level
Storm water level

Mining Impact of Western Platinum Mine on the Maretlwane River


EC (mSm)
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
2000
2001
2002
Upstream
Downstream
Permitted level
Storm water level

Ground Water Contamination at the Western Platinum Refinery

Regular monitoring of ground water from a number of sites located on, or in close proximity to, the Refinery property indicated the presence of unacceptably high concentrations of several heavy metals, including copper, lead, zinc and nickel. The contamination was linked to possible seepage from the storage dams containing effluent characterised by high acidity and high concentrations of heavy metals. A study was commissioned to assess the underlying soil for heavy metal contamination and to establish the source of contamination.

The findings indicated that the soil was contaminated and that the level of contamination decreased with increasing soil depth. Funds were provided for the remediation project and the following action plan was implemented:

- Continued water quality-monitoring programme every quarter until September 2003;
- Removal of the existing acid dam by October 2003 and remediation of the area by end of September 2004; and
- Removal of old bund walls associated with the redundant scrubbing system, and finally concreting the area.



The pond lining at the Western Platinum Refinery prevents seepage to ground water sources

Effluent Management

Performance 2002

Lonmin Platinum

The WPM seepage plume will continue to be monitored and risk assessments undertaken. *The plume continues to be monitored and effluent management has improved at the Refinery.*	✓
Overflows from water control facilities at WPM will be attended to over the next financial year and a significant improvement should be evident by the end of the next reporting year. *Overflows have not been contained and no improvement of stream water quality has taken place.*	✗
The ground water plume from the old evaporation dams will continue to be monitored and modelled. The source of pollution will be completely removed by the end of the following reporting year with the removal of the dams and the waste to a permitted waste site. *The remaining source of contaminated effluent will remain and consideration is being given to lining the remaining dam.*	✓

Targets 2003

Lonmin Platinum

- Ground water and surface water quality will continue to be sampled.
- The containment of overflows from water control facilities at WPM will be improved.

Waste Management

In its drive towards sustainable development, Lonmin concentrates its efforts on the integrated management of all its waste types. The company takes responsibility for developing sustainable management solutions from the point at which waste is generated through to its ultimate disposal. The first step is to avoid waste generation, but where this is not possible, economically viable and environmentally sound means of recovering resources for re-use and recycling need to be developed. The final option of waste disposal will only be exercised where no other economically viable alternative can be found for the waste material.

The implementation of an integrated waste management plan at each of the Lonmin Platinum mines was set as a target for this year. Integrated waste management plans were compiled and successfully introduced at all three mines. The components of this plan are illustrated in the flow diagram (see following page).

As a first step towards implementation, general and hazardous waste types were separated using a colour-coded bin system. Waste collection areas have been constructed for this purpose and different waste types have been allocated to separate containers. A focus of the waste management plan has been the removal of hazardous waste from the stream and an accredited hazardous waste removal contractor has been appointed to remove hazardous waste to approved waste disposal facilities. Personnel were appointed to manage and coordinate waste at source in accordance with the ISO 14001 system that is currently being implemented at all the mines.

Waste separation is still in its infancy at the mines with wood and scrap metal making up the majority of recyclables. The sorting of waste types of value, such as cardboard, paper, cans, plastic and glass, continues to be carried out by contractors at the waste disposal sites. Three operational landfill sites are located on the mines' property. One site has an approved permit, but the other two sites are awaiting approval from the authorities.

Lonmin realises that the success of integrated waste management is based on proper reporting systems. Waste quantities are currently recorded, but inconsistencies in reporting systems within the operations result in incomplete records. Lonmin aims to implement a reporting system that will capture hazardous and general waste quantities as well as the income generated from recycling and re-use initiatives. The development of a divisional strategic waste management plan is the next step to ensure that all operations can be integrated into one system.


Cost of Solid Waste Removal at the Western Platinum Refinery
US $
7000
6000
5000
4000
3000
2000
1000
0
2001
2002
General waste
Hazardous waste


Quantity of Solid Waste Removed at Western Platinum Refinery
Cubic metres
900
800
700
600
500
400
300
200
100
0
2001
2002
General waste
Hazardous waste


SCRAP METAL
PLASTIC
PAPER & C/BOARD
WOOD & BUILDING RUBBLE
GENERAL WASTE

Separation of waste types at source is part of integrated waste management at the mines

At the Western Platinum Refinery a comprehensive waste management programme has successfully integrated social, economic and environmental benefits. A significant decrease in waste quantities is evident from the last reporting year to 2002. This has resulted in an increase in economic benefits derived from these initiatives and a reduction in overall costs of waste removal. The result is a win-win solution where the impact on the environment through waste disposal is reduced, the social benefit from waste recycling activities is maximised and the cost of waste management to the company is minimised (see graphs on previous page).

Waste Management


AVOIDANCE
IDENTIFICATION
SORTING / TRANSPORT
Raw material
Resources
OPERATIONS AND SUPPORT FACILITIES
Fluorescent tubes
Chemical bags
Oil, filters, rags
Disposal
HAZARDOUS LANDFILL
Paper and Plastics
Wood
Metal
General
GENERAL LANDFILL
Salvaged
Recycled Material
Recycled Material
Mine
Waste Rock
Gravel
Tailings Dam

Waste

Performance 2002 Lonmin Platinum	
Integrated waste management strategies will be developed for each operational unit over the next year. *Integrated waste management systems were implemented at all three mines.*	✓
The general landfill sites for WPM and Karee Mine will receive permits for operation within the next reporting year. *Application for permits for the landfill sites have been submitted and approval from the authority is awaited.*	
The Western Platinum Refinery will continue to monitor its waste disposal activities in the next year and record benefits of their waste minimisation strategy. *The Refinery has experienced a significant decrease in waste quantities and an increased economic benefit from the reduction in overall costs.*	✓

Targets 2003

Lonmin Platinum

- To enhance the waste management strategy through training programmes.
- To integrate the waste management systems between all the units.

Review Report to the Management of Lonmin Plc

Introduction

KPMG was commissioned by Lonmin Plc to conduct a review of the safety, health and environmental (SHE) reporting systems in place and the collation processes to produce the SHE sections of the Lonmin Plc Corporate Accountability Report 2002 ("the Report"), for the year ended 30 September 2002. The reliability of the data contained in the Report was excluded from this review. Lonmin Plc directors are responsible for the preparation of the Report, for selecting the performance information presented in the Report and for establishing appropriate performance management and internal control systems for measuring and collating the performance information. Our responsibility is to issue a report on the adequacy of the SHE reporting systems in place and the collation processes based on our review.

Basis of review

There are no generally accepted international standards for the reporting or assurance of SHE performance data.

We have adopted a risk-based review approach that reflects emerging best practice, using a framework based on the principles underpinning international standards on auditing financial information. KPMG and Lonmin Plc directors agreed on the sites and parameters selected for the review.

In the absence of generally accepted international standards for the review of SHE performance reporting systems and data collation processes, we have limited our review to:

- Visiting four "selected sites": Western Platinum Mine, Eastern Platinum Mine, Karee Mine and the Base Metals Refinery/Smelter;
- Reviewing the data collation and reporting systems and controls in place at the "Group" office (where Lonmin Plc's SHE data is collated) and at the four selected sites for the following "selected parameters": Lost Time Injuries; Pulmonary TB Cases; and Energy Use (for all four sites);
- Interviewing staff responsible for data collection and reporting; and
- Reviewing the consistency between the data collated for the selected sites visited and the selected parameters with the information contained in the SHE report.

This review did not constitute an audit, and accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the SHE reporting systems and collation process are not adequate to produce the SHE sections of the Lonmin Plc Corporate Accountability Report.

Yours sincerely

KPMG Services (Pty) Ltd

KPMG Services (Pty) Limited

Johannesburg

27 November 2002

KPMG

GRI Index

Core and Additional Indicators by Category

Vision and Strategy	
1.1	pg 1, 8
1.2	pg 1, 3

Profile	
2.1	pg 5
2.2	pg 5, 7
2.3	pg 22, 28, 58
2.4	pg 5-7
2.5	pg 6
2.6	pg 5
2.7	pg 5, 7
2.8	pg 5, 7
2.9	pg 15-18
2.10	IFC
2.11	pg 1
2.12	pg 1, 20
2.13	IFC
2.14	pg 5
2.15	IFC
2.16	pg 4
2.17	
2.18	IFC, pg 80
2.19	
2.20	pg 8, 10, 20
2.21	pg 1, 77
2.22	IBC

Management Systems	
3.1	pg 22
3.2	pg 22
3.3	
3.4	pg 22
3.5	
3.6	pg 21, 22, 28, 58
3.7	pg 8, 9, 10, 20
3.8	
3.9	pg 15, 16
3.10	pg 17
3.11	pg 15
3.12	pg 15
3.13	
3.14	
3.15	pg 1, 18
3.16	pg 8, 9
3.17	pg 11-14, 29
3.18	
3.19	pg 11-14
3.20	pg 12

Economic				
Core		Additional		Other
Customers				
EC1				
EC2				
Suppliers				
EC3		EC11		
EC4				
Employees				
EC5	pg 24, 25			
Providers of Capital				
EC6	pg 24, 25			
EC7	pg 24, 25			
Public Sector				
EC8	pg 24	EC12	pg 29	
EC9				
EC10	pg 24, 29			
Indirect Economic Impacts				
		EC13		

Environmental				
Core		Additional		Other
Materials				
EN1				
EN2				
Energy				
EN3	pg 59	EN17	pg 59, 60	
EN4	pg 59	EN18		
		EN19		
Water				
EN5	pg 61	EN20	pg 73	
		EN21		
		EN22		
Biodiversity				
EN6		EN23	pg 63	
EN7	pg 64, 73	EN24		
		EN25		
		EN26		
		EN27	pg 63, 64	
		EN28	pg 65	
		EN29		
Emissions, Effluents and Waste				
EN8	pg 66, 67	EN30	pg 67	
EN9	pg 67	EN31		
EN10	pg 68-72	EN32	pg 73	
EN11	pg 76			
EN12				
EN13				
Suppliers				
		EN33		
Products and Services				
EN14				
EN15				
Compliance				
EN16				
Transport				
		EN34		
Overall				
		EN35		

List of GRI Reporting Elements according to the 2002 GRI Guidelines. Page numbers indicated here refer to descriptions of Lonmin's performance.

Social				
Core		Additional		Other
Employment				
LA1	pg 5, 53	LA12		
LA2				
Labour/Management Relations				
LA3	pg 54	LA13	pg 54, 56	
LA4	pg 54			
Health and Safety				
LA5	pg 34-35	LA14	pg 34	
LA6		LA15	pg 54	
LA7	pg 36-38			
LA8	pg 30-33			
Training and Education				
LA9	pg 42	LA16	pg 42, 44, 47	
		LA17	pg 42, 43, 44	
Diversity and Opportunity				
LA10	pg 20, 54-56			
LA11	pg 22, 56			
Strategy and Management				
HR1	pg 54	HR8	pg 56	
HR2				
HR3				
Non-discrimination				
HR4	pg 54-56			
Freedom of Association & Collective Bargaining				
HR5	pg 54			
Child Labour				
HR6	pg 54			
Forced and Compulsory Labour				
HR7	pg 54			
Disciplinary Practices				
		HR9	pg 56	
		HR10		
Security Practices				
		HR11		
Indigenous Rights				
		HR12	pg 54-56	
		HR13	pg 54	
		HR14		
Community				
SO1	pg 8, 48-52	SO4	pg 11	
Bribery and Corruption				
SO2				
Political Contributions				
SO3		SO5		
Competition and Pricing				
		SO6		
		SO7		
Customer Health and Safety				
PR1		PR4		
		PR5		
		PR6		
Products and Services				
PR2		PR7		
		PR8		
Advertising				
		PR9		
		PR10		
Respect for Privacy				
PR3		PR11		

Abbreviations and Symbols

ART	Antiretroviral therapy
ABET	Adult Basic Education and Training
ACHSOP	Allergy to the Complex Halogenated Salts of Platinum
AIDS	Acquired Immune Deficiency Syndrome
ASSA	Actuarial Society of South Africa
BEE	Black Economic Empowerment
BMR	Base Metals Refinery
CAPCO	Chief Air Pollution Control Officer
CCMA	Council for Conciliation, Mediation and Arbitration
CFCs	Chlorofluorocarbons
CO_2	Carbon dioxide
CMA	Catchment Management Agency
CSR	Corporate Social Responsibility
DIFR	Disabling Injury Frequency Rate
DOTS	Directly Observed Treatment Support
e^-	Electron
EAP	Employee Assistance Programme
EC	Electrical Conductivity
EIA	Environmental Impact Assessment
EMPR	Environmental Management Programme Report
EMS	Environmental Management System
EPL	Eastern Platinum Limited
ESP	Electrostatic Precipitator
ETD	Education, Training and Development
FFS	Fatality Free Shifts
FIFR	Fatality Injury Frequency Rate
FTSE4GOOD	Index on the London Stock Exchange
GMI	Global Mining Initiative
GRI	Global Reporting Initiative
ha	hectare
H & S	Health and Safety
HCl	Hydrochloric Acid
HIV	Human Immunodeficiency Virus
HMO	Health Maintenance Organisation
H_2O	Water
HR	Human Resources
hrs	hours
I&APs	Interested and Affected Parties
IIED	International Institute for Environment and Development
IIP	Investors In People
ILO	International Labour Organisation
ISO	International Organisation for Standardization
IT	Information Technology
JSE	Johannesburg Stock Exchange
kg	kilogram
kℓ	kilolitre
km	kilometre
kWhrs	kilowatt hours
LSE	London Stock Exchange
M&A	Mechanisation and Automation
m	metre
m^3	cubic metre
MBO	Management By Objectives
mg	milligram
MHDC	Marikana Housing Development Company
Mℓ	Megalitre
MMSD	Mining, Minerals and Sustainable Development
Mn	Manganese
MPRDB	Minerals and Petroleum Resources Development Bill
MQA	Mining Qualifications Authority
mSm	milliSiemens
MVA	mega volt amps
NaOH	Sodium hydroxide
NGO's	Non-government Organisations
NIHL	Noise-induced Hearing Loss
N.L.	No Liability
Nm^3	Normal cubic metre
NO_X	Nitrogen oxide
NOSA	National Occupational Safety Association
NOSCAR	National Occupational Safety Certification for Advanced Recognition
NQF	National Qualifications Framework
NUM	National Union of Mineworkers
NWEF	North West Eco Forum
ODC	Oscillating Disc Cutter
OHSAS	Occupational Health and Safety Assessment Series
OH&S	Occupational Health and Safety
oz	ounces
p.a.	per annum
Pb	Lead
%	percent
PGMs	Platinum Group Metals
Plc	Privately Listed Company
PM_{10}	Particulate Matter <10 microns
ppb	parts per billion
PR	Public Relations
PSS	Platinum Salt Sensitivity
(PVT) Ltd	Private Limited Company
SA	South Africa
SABS	South African Bureau of Standards
SADC	Southern African Development Community
SEE	Social, ethical and environmental
SFT	Stop Fatals Totally
SHE	Safety, Health and Environment
SHEQ	Safety, Health, Environment and Quality
SMME	Small, medium and micro enterprises
SO_2	Sulphur dioxide
STI	Sexually transmitted infection
TB	Tuberculosis
TDS	Total Dissolved Solids
TEBA	The Employment Bureau of Africa
TSR	Total shareholder return
TJ	Terajoules
UG2	Chromitite Reef
UNISA	University of South Africa
UK	United Kingdom
US$	United States Dollar
UV	ultra-violet
WBCSD	World Business Council for Sustainable Development
WPL	Western Platinum Limited
WPM	Western Platinum Mine
WSSD	World Summit on Sustainable Development
ZIP	Zero Injuries to our People

Lonmin Plc Registered in England

No: 103002

Directors

Sir John Craven – Chairman (Non-Executive)
Roger Phillimore – Deputy Chairman
Edward Haslam – Chief Executive
Ian Farmer – Corporate Development and Marketing Director
Sam Jonah – Executive Director
Peter Ledger – Executive Director
Sir Alistair Morton – Senior Independent Director (Non-Executive)
John Robinson – Finance Director
Peter Godsoe – Non-Executive Director

Management Team

Platinum:

Directorate

Peter Ledger – Managing Director
Brian Abbott – Finance
Tony Reilly – Corporate Affairs
Stompie Shiels – Mines
Geoff Fenner – Strategic Services

Divisional Directors

Eddie Facculyn-Goushé – Mining Services
Alan Keeley – Smelting and Refining
Albert Jamieson – Business Development

London

Chris Davies – Group Technical Director
Fraser King – Divisional Director Marketing
Michael Pearce – Group Secretary
Amanda Bradshaw – Group Financial Controller
Teresa Heritage – Assistant Secretary/ Investor Relations Manager
Gary Twinn – Group IT Manager

This report is also available in PDF format on the Lonmin Plc website. Copies of this report can be obtained from:

Teresa Heritage,
Assistant Secretary/Investor Relations Manager

4 Grosvenor Place
London
SW1X 7YL
England

Tel: +44-20-7201-6000

Fax: +44-20-7201-6100

E-mail: *teresa.heritage@lonmin.com*

Website: *http://www.lonmin.com*

Note:

This reflects the position as at September 2002 with the exception that after the financial year-end:

(i) in relation to the Board of Directors of Lonmin Plc, Peter Harper retired as a non-Executive Director and Deputy Chairman and Senior Independent Director; Roger Phillimore was appointed Deputy Chairman; Sir Alastair Morton was appointed Senior Independent Director; and Peter Ledger was appointed as an Executive Director; and

(ii) Sir John Craven was appointed to the Audit Committee in place of Peter Harper.

Compiled by Sue Posnik & Associates Environmental Consultants cc, South Africa
Designed and produced by Creativity

LONMIN

PGM's Materials for a better world
Lonmin Plc Annual Report 2002



Financial Highlights Continuing Operations


EBITDA
$million
541
372
2001
2002
PBT
$million
523
332
2001
2002
EPS
cents
153.7
121.5
2001
2002
Trading cash flow per share
cents
242.9
118.9
2001
2002

	2002	2001
Profits		
EBITDA (1)	**$372m**	$541m
Operating profit	**$331m**	$490m
Profit before tax	**$332m**	$523m
Earnings per share	**121.5c**	153.7c
Dividends per share	**72.0c**	64.0c
Cash flow		
Trading cash flow per share	**118.9c**	242.9c
Free cash flow per share	**(4.6)c**	129.0c
Balance sheet		
Equity interests	**$675m**	$1,077m
Net (borrowings)/cash and deposits	**$(155)m**	$523m
Gearing (2)	**23%**	nil

(1) EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
(2) Gearing is calculated on the equity interests of the Group.
(3) The Board recommends a final dividend of 42.0 cents per share payable on 17 February 2003 to shareholders on the registers on 24 January 2003.

Important note

This document contains detailed financial and statutory information for the Lonmin Group for the year ended 30 September 2002. It should, however, be read in conjunction with a separate document entitled **Lonmin Plc Annual Review 2002.**

The Lonmin Plc group is focused on the mining and refining of PGM's.

Lonmin Plc is the third largest primary platinum producer in the World and the only PGM's producer with a primary listing on the London Stock Exchange.

Lonmin Plc holds a 72.9% interest in Lonplats and a 28% interest in Ashanti Goldfields.

Lonmin's operations in South Africa, known as Lonplats, operates as Western Platinum Limited (WPL) and Eastern Platinum Limited (EPL). WPL includes Western Platinum Mine, Karee Mine, the Base Metal Refinery and Smelter and Western Platinum Refinery.

The mines are located in the Marikana district to the east of the town of Rustenburg in the North West Province of South Africa and the refinery is situated in Brakpan in the Gauteng Province of South Africa. Two PGM's-bearing reefs (UG2 and Merensky) are mined simultaneously in the lease area over a strike of some 27 kilometres, and at an average depth of 360 metres. Underground mining predominates, although opencast mining has been undertaken.

Base metals are produced at the Base Metals Refinery and a precious metal concentrate is sent to Brakpan for final refining. Western Metal Sales Limited markets the PGM's produced by both WPL and EPL.

Lonplats mines and refines platinum, palladium, rhodium, ruthenium, iridium and gold. The five PGM's share many of the same physical and chemical properties whether used in isolation or as a blend, including:

- **Rarity**
- **Outstanding catalytic properties**
- **Resistance to oxidation**
- **Resistance to acid corrosion**
- **Stable electrical properties**
- **Elevated melting points**

Contents

Introduction

During the year, the Company bought back 10.4 million shares at a cost of $128 million, returned capital of $361 million to shareholders (of which $1 million remained unclaimed at 30 September 2002) and redenominated its share capital from Sterling into US dollars. An investment of a further $75 million in Ashanti was also made.

Analysis of results

Profit and loss account

Turnover decreased by 20% from $866 million in 2001 to $697 million in 2002 due to lower average PGM prices realised in the year despite a growth in output of 8%. Production costs were lower than last year due to a devaluation in the South African rand of 20% even though PGM ounces produced increased by 8% to 1,467,525 troy ounces from 1,357,301 troy ounces. EBITDA amounted to $372 million in 2002 compared with $541 million in 2001 and the reduction in depreciation of $12 million in 2002 to $39 million arose largely because 2001 included an impairment provision of $12 million on fixed assets held in Zimbabwe. Net interest receivable of $1 million in 2002 was lower than last year due to lower interest rates and borrowings arising in the Group following the capital return to shareholders in February 2002. The resulting profit before tax amounted to $332 million in 2002, a decrease of 37% on last year's profit before tax of $523 million.

The tax charge for 2002 was $75 million compared with $150 million in 2001. Offsetting the tax charge were US dollar exchange profits of $53 million in 2002 and $46 million in 2001. These arose due to the devaluation in the South African rand during the year resulting in payments in US dollar amounts being lower than the originally accrued amounts and the provision for deferred tax reducing accordingly. The weakening of the rand also gave rise to taxable realised exchange profits in the local South African rand books of account of $5 million (2001 – $6 million). These exchange profits arose primarily on sales where rand receipts were higher than those originally booked at the point of sale. Excluding the effects of the US dollar exchange profits and the locally taxable exchange gains, the effective tax rate was 37% in 2002 compared with 36% in 2001.

Minority interest for the 2002 year was $72 million compared with $99 million in 2001, the reduction due to lower profits in the platinum operations in South Africa and profit for the 2002 year fell by 32% to $185 million from $274 million in 2001. Earnings per share were 121.5 cents in 2002 based on a weighted average number of shares outstanding of 152 million compared with 153.7 cents for the prior year on a weighted average number of shares outstanding of 178 million.

Balance sheet

Equity interests reduced from $1,077 million at 30 September 2001 to $675 million at 30 September 2002. The reduction in equity interests included the return of capital to shareholders which was approved by the Court in February 2002 of $361 million and share buybacks by the Company of 10 million shares at a cost of $123 million during October 2001 and 0.4 million shares at a cost of $5 million during August 2002. The retained profit for the year amounted to $84 million after interim and final dividends declared of $42 million and $59 million respectively. At 30 September 2002 there were 141 million $1 ordinary shares in issue.

Fixed assets include the subscription by the Company, during June 2002, for $75 million of mandatorily exchangeable notes in Ashanti. This additional investment in Ashanti was made to assist it in its financial restructuring plans and to protect against the dilution in the value of Lonmin's stake. Ashanti continues to be accounted for as a fixed asset investment.

Net borrowings at 30 September 2002 amounted to $155 million. Gearing was 23% on the equity interests of the Group and 18% on the equity and minority interests of the Group. A $355 million loan facility was negotiated during the year of which $130 million was drawn at 30 September 2002. The capital structure of the balance sheet remains under constant review with a view to optimising its efficiency.

The table on page 3 summarises the main components of the cash flow during the year. Trading cash flow was $181 million during 2002, a 58% decrease on the trading cash flow of $433 million achieved during 2001. The decrease was largely due to the lower net cash inflow from operating activities of $359 million in 2002 as a consequence of lower commodity prices reducing profitability (2001 – $525 million). Corporation tax payments made in South Africa of $181 million were 66% higher than 2001 and included the payment of outstanding liabilities from 2001 together with payments on account of 2002 profits. The resulting trading cash flow per share was 118.9 cents compared with 242.9 cents for the prior period.

Cash flow

	2002 $m	2001 $m
Net cash inflow from operating activities	359	525
Interest	3	17
Tax	(181)	(109)
Trading cash flow	181	433
Capital expenditure	(152)	(115)
Minority dividends	(36)	(88)
Free cash flow	(7)	230
Acquisitions and disposals	-	(6)
Other financial investment	(78)	(11)
Shares – issued	3	4
– bought back	(128)	(19)
Capital return	(360)	-
Equity dividends paid	(109)	(110)
Cash (outflow)/inflow	(679)	88
Trading cash flow per share	118.9c	242.9c
Free cash flow per share	(4.6)c	129.0c

Note

The difference between the opening net cash and deposits of $523 million and the closing net borrowings of $155 million was made up of the cash outflow shown above of $679 million and exchange on non-US dollar amounts of $1 million.

Capital expenditure of $152 million showed an increase of 32% on the prior period. This increase was somewhat offset by the depreciation of the South African rand during the year and expenditure stated in rand increased by 66% from R936 million to R1,558 million. Minority dividends paid totalled $36 million and the resulting free cash flow was a negative $7 million or (4.6) cents per share.

After accounting for amounts spent on other financial investment, shares issued and bought back, the capital return and dividends, the cash outflow for the year was $679 million resulting in net borrowings of $155 million at 30 September 2002.

Dividends

In line with the policy outlined in the circular to shareholders on the return of capital dated 20 December 2001, dividend declarations are now based on the reported earnings for the year, but taking into account the projected cash requirements of the business. The traditional one-third/two-thirds split of the total dividend between interim and final declarations is no longer being followed.

The Board recommends a final dividend of 42.0 cents (2001 – 40.0 cents) making total dividends for the year of 72.0 cents (2001 – 64.0 cents). This represents a cover of 1.7 times on earnings (2001 – 2.4 times).

Financial risk management

The Group's functional currency remains the US dollar and the share capital of the Company is now based in US dollars.

The Group does not undertake any trading activity in financial instruments.

Refinancing of Ashanti

During the year, the Company granted 12.4 million non-transferable put options to Ashanti shareholders, exerciseable in three equal tranches on 28 April 2004, 28 October 2004 and 28 April 2005, all at a strike price of $3.00 per share. At 30 September 2002, there were 5.8 million of these put options outstanding with the balance of 6.6 million having lapsed. A theoretical value of the options has been calculated using an options pricing model and has been disclosed in the notes to the

Accounts as a contingent liability. The contingent liability at 30 September 2002 amounted to $3 million. The number of put options outstanding at 22 November 2002 reduced to 2.5 million due to further lapses resulting in a contingent liability value of $1 million.

Interest rate risk

Monetary assets and liabilities are subject to the risk of movements in interest rates. The borrowings at 30 September represented amounts outstanding on the Lloyds $355 million bank facility of $130 million in London bearing interest at floating rates, and, an overdraft of $56 million and an outstanding finance lease obligation of $3 million in South Africa. Cash deposits represented balances of $7 million in London and Zimbabwe and $27 million in South Africa.

Liquidity risk

Liquidity risk measures the risk that the Group may not be able to meet its liabilities as they fall due and, therefore, its ability to continue trading. The Group's policy on overall liquidity is to ensure that there are sufficient committed facilities in place which, when combined with available cash resources, are sufficient to meet the funding requirements in the forseeable future. At the year end, the Group had $405 million of committed facilities in place, of which $140 million were drawn down.

Foreign currency risk

Foreign currency risk arises when movements in exchange rates, particularly the US dollar against the South African rand, affect the transactions the Group enters into, reported profits and net assets. Most of the Group's operations are based in South Africa and the entire revenue stream is in US dollars. Most of the cash held in South Africa is in US dollars and is remitted to the UK on a quarterly basis. Short-term working capital facilities required in South Africa are drawn in US dollars or South African rand as appropriate.

Commodity price risk

Commodities trade on worldwide commodities markets and are subject to price fluctuations. Therefore, the prices obtained are dependent upon the prevailing market prices. Any change in prices will have a direct effect on the Group's trading results. No forward selling of metals occurred during the year.

John Robinson
Finance Director

Report of the Directors

For the year ended 30 September 2002

The Directors of Lonmin Plc submit their Report together with the audited Accounts for the year ended 30 September 2002.

Group Activities

Lonmin Plc is a focused mining company with its principal interests in platinum group metals. It also has an investment in Ashanti Goldfields Company Limited.

Analyses of Group turnover, EBITDA (Group operating profit before interest, tax, depreciation and amortisation), operating profit and profit before taxation, analysing between principal activities and geographical origins, appear in Note 1 to the Accounts and a list of the principal subsidiary undertakings, indicating their main activities, appear on page 56.

A review of developments and of likely future developments in the principal trading operations of the Group is given in the Chairman's Statement, the Chief Executive's Statement and the Reviews each contained within the separately published Annual Review.

Ashanti Goldfields Company Limited ("Ashanti")

In June 2002 the Company subscribed for $46.6 million of mandatorily exchangeable notes ("MENs") issued by a subsidiary of and guaranteed by Ashanti in connection with Ashanti's financial restructuring plan.

The MENs are mandatorily exchangeable into Ashanti shares as part of a planned rights issue that will offer to all Ashanti shareholders the opportunity to take up their pro-rata share in the restructuring. Conversion of the MENs will be at the rights issue price, but in no event at a price per Ashanti share of more than $5.40 unless with the Company's consent. In the event of Ashanti being unable to launch a rights issue by 27 December 2003, the MENs will convert into Ashanti equity at $5.40 per share, subject to Ashanti shareholder approval. The Government of Ghana has undertaken to vote in favour of the conversion. Until the proposed rights issue is completed or the MENs are otherwise exchanged into Ashanti shares, the MENs will constitute unsecured debt of the Ashanti group repayable on 30 June 2008, subordinated to an enlarged revolving credit facility.

In addition, the Company also subscribed for a further $28.4 million of MENs, which are subject to a call option granted to the Government of Ghana in order to enable it to maintain its stake in Ashanti. The call option will expire on 27 December 2003 or, if earlier, five days prior to completion of the rights issue.

The Company has granted put options to certain warrant holders at a strike price of $3.00 per Ashanti share in relation to 12.4 million shares that, at June 2002, were issued as a result of early exercise of the existing warrants in Ashanti resulting in new equity coming into Ashanti. The put options, which are not transferable, are exercisable in three equal tranches on 28 April 2004, 28 October 2004 and 28 April 2005. As at 30 September 2002 and 22 November 2002 the number of shares subject to the put options had fallen to 5.8 million and 2.5 million respectively. None had been exercised.

Independence Gold Mining (Pvt) Limited ("Independence")

On 28 October 2002 the Group sold Independence, which owned the gold mining assets in Zimbabwe, to Pemberton International Investments Limited for a cash sum of US$15.5 million paid in full on completion. The sale will be accounted for in the year ending 30 September 2003.

Accounting Policies

The Lonmin Group financial statements are presented in accordance with UK generally accepted accounting principles.

The Group's functional currency is the US dollar. The Group adopted the US dollar as its reporting currency with effect from 1 October 1998.

Group Results

An analysis of the Group results for the year is given in the Financial Review on pages 2 to 4.

Dividends

The Board recommends a final dividend for the year of 42 cents. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be paid on 17 February 2003.

An interim dividend for the year of 30 cents was paid on 16 August 2002.

The total dividend for the year is therefore 72 cents per share (2001 – 64 cents).

Share Capital and Reserves

The authorised and issued share capital of the Company at 30 September 2002 and matters relating thereto are set out in Notes 20 and 21 to the Accounts.

Total share capital and reserves of the Group amounted to $675 million at 30 September 2002. This compares with $1,077 million at 30 September 2001.

Full details of the Group and Company reserves and of movements therein during the year are given in Notes 22 and 34 to the Accounts.

On 22 February 2002 the share capital of the Company was reduced and redenominated, following which £252 million ($361 million) surplus cash was returned to shareholders, who received 150 pence in cash and 21 new ordinary shares of US$1 each for every 25 ordinary shares of £1 each previously held. In addition 50,000 Sterling Deferred Shares of £1 each were created and issued. The principal objective of the capital reduction was to improve the efficiency of the Group's balance sheet and to enhance returns to shareholders. Further details are given in Notes 20 and 22 to the Accounts.

Pursuant to the authority granted at the Annual General Meeting on 15 February 2001 the Company in October 2001 bought back in the market and cancelled a total of 10 million ordinary shares of £1 each, representing 5.64 per cent of the issued share capital as at 30 September 2001, at a total cost of £85 million ($123 million). Pursuant to a similar authority granted at the Extraordinary General Meeting on 25 January 2002 the Company in August 2002 bought back in the market and cancelled a total of 400,000 ordinary shares of $1 each, representing 0.28 per cent of the issued share capital before those purchases were made, at a total cost of £3 million ($5 million). These purchases have resulted in an improvement in earnings per share. A new authority to make market purchases of the Company's shares will be proposed at the forthcoming Annual General Meeting.

Loans

Details of long and short-term loans are shown in Note 16 to the Accounts.

Directorate

The present Board of the Company is as set out on page 24 of the Annual Review. All the Directors named were Directors throughout the year with the exception of Mr P C Godsoe who was appointed a non-Executive Director with effect from 29 November 2001 and Mr P J Ledger who was appointed an Executive Director on 21 November 2002. Mr P J Harper retired as a non-Executive Director on 26 October 2002.

At the forthcoming Annual General Meeting Sir John Craven and Sir Alastair Morton retire by rotation and Mr P J Ledger retires having been appointed since the last Annual General Meeting. Being eligible, they offer themselves for re-election. Sir John Craven and Sir Alastair Morton are non-Executive Directors and have no service contract with the Company and are not entitled to any notice period. Mr Ledger is entitled to 364 days' notice.

Biographical details of all Directors are given on page 24 of the Annual Review.

Directors' Interests

No Director had at any time during the year a material interest in any contract of significance in relation to the Company's business.

The following interests of the Directors who held office at the end of the year and of Mr P J Ledger are recorded in the Company's Register of Directors' Share and Debenture Interests. The interests of Directors in shares under the Company's share option schemes are shown in the Directors' Report on Remuneration on page 16. All interests in the table are beneficial.

	Lonmin Plc Ordinary Shares of £1 each **1.10.01**	Lonmin Plc Ordinary Shares of $1 each (1) **30.9.02 and 26.11.02**
Sir John Craven	193,859	42,770
I P Farmer	-	2,680
P C Godsoe (2)	-	15,597
P J Harper (3)	22,729	18,030
G E Haslam	3,132	18,030
S E Jonah	9,766	16,034
P J Ledger (4)		39,640
Sir Alastair Morton	1,543	1,296
J R B Phillimore	2,851	2,508
J N Robinson	8,745	7,595

Notes

1. During the year the share capital was reduced and redenominated and shareholders received 150 pence in cash and 21 new ordinary shares of US$1 each for every 25 ordinary shares of £1 each previously held.
2. The interest of Mr P C Godsoe shown in the first column is at 29 November 2001, being his date of appointment as a Director.
3. Mr P J Harper retired as a Director on 26 October 2002 and his interest shown in the second column is only at 30 September 2002.
4. The interests of Mr P J Ledger are shown only as at 26 November 2002 since he was only appointed as a Director on 21 November 2002. The 39,640 shares in which he is interested are held by The Lonmin Plc Share Trust pursuant to The Lonmin Plc Share Plan. 40 per cent and 60 per cent of those shares will pass into his ultimate ownership on 1 January 2005 and 1 January 2007 respectively, subject, normally, to his remaining within the employment of the Group. That Trust also holds an additional 296,360 shares for other key managers of Lonmin Platinum and Mr Ledger has a non-beneficial interest in those shares.

Substantial Shareholdings

As at 22 November 2002 the Company was aware of the following interests in three per cent or more of the Company's issued ordinary share capital.

	Number of Lonmin Plc shares	Percentage of the Company's issued share capital
Prudential plc, M&G Group Limited and M&G Limited ("Prudential")	11,282,648	8.00
Newton Management Limited ("Newton")	8,585,178	6.09
Merrill Lynch Investment Managers Limited ("Merrill")	8,331,096	5.91
Scottish Widows Investment Partnership Limited ("Scottish Widows")	7,802,560	5.53
Deutsche Bank AG ("Deutsche")	6,690,448	4.75
FMR Corp and Fidelity International Limited and certain of their direct and indirect subsidiaries ("Fidelity")	6,250,713	4.43
Henderson Global Investors Limited ("Henderson")	5,760,409	4.09
J.P. Morgan Securities Limited ("J.P. Morgan")	5,392,281	3.83
Schroder Investment Management Limited ("Schroder")	5,145,473	3.65
Zurich Financial Services ("Zurich")	5,119,771	3.63
AEGON Asset Management UK ("AEGON")	4,816,425	3.42
Legal and General Investment Management Limited ("Legal & General")	4,657,260	3.30

Notes

The interests of Newton, Merrill, Scottish Widows, Henderson, J.P. Morgan, Schroder, AEGON and Legal and General are held as fund managers on a discretionary basis for undisclosed principals. Of the interests of AEGON, interests in 4,389,275 shares have been notified pursuant to the requirements of Section 198 of the Companies Act 1985 ("the Act").

The interests of Prudential consist of both beneficial holdings and those managed on a discretionary basis for undisclosed principals. Interests in 4,442,054 shares have been notified pursuant to the requirements of Section 198 of the Act.

The interests of Deutsche are held on behalf of a number of clients whose portfolios are managed on a discretionary basis by companies within Deutsche acting as fund managers.

The interests of Fidelity arise in the context of passive investment activities only by the various investment accounts managed by Fidelity on a discretionary basis. Fidelity is a non-beneficial holder. Interests in 5,821,890 shares have been notified pursuant to the requirements of Section 198 of the Act.

The interests of Zurich and its Group are held either as a beneficial owner or as a fund manager on a discretionary basis for undisclosed principals.

Charitable and Political Donations in the United Kingdom

Charitable donations made by the Group during the year in the United Kingdom amounted to £62,105 ($91,546). No political donations were made. The Group also made contributions to social welfare causes in South Africa during the year amounting to R29.9m ($2.8m).

In addition the Company has granted, for a nominal service charge, a licence to the African Medical and Research Foundation United Kingdom (AMREF UK) to occupy temporarily spare offices at the Company's head office in central London. AMREF is Africa's largest indigenous health charity and promotes African initiatives for sustained health across the Continent. The organisation tests new ideas through operations research, trains disadvantaged communities through capacity building and advocates for policy change at an international level. This has significant impact on health burdens such as HIV/AIDS which is a major concern to the Lonmin Group. Mr J R B Phillimore is a member of the Council of Management of AMREF UK.

Report of the Directors

For the year ended 30 September 2002

Research and Development

Group companies continue to be actively involved in research and development projects in the areas of mineral extraction and refining. Further information is given on pages 12 and 14 of the Review of Operations in the Annual Review.

Policy on the Payment of Creditors

The Company complies with and has registered its support of the Better Payment Practice Code issued by the Better Payment Practice Group from whom information about and a copy of the Code can be obtained at c/o Polhill Communications, 48 Artillery Lane, London E1 7LS. The Company thus has a consistent policy of paying its bills in accordance with contracts. It is the Company's policy to settle the terms of payment with its suppliers when agreeing the terms of each transaction, either by accepting suppliers' terms of payment or by ensuring that suppliers are made aware of alternative terms of payment, and to abide by the terms of payment. Trade creditors of the Company at 30 September 2002 represented 4.54 days of annual purchases.

Pension Schemes

There are now two pension schemes of Lonmin Group companies in the United Kingdom – the Lonmin Superannuation Scheme and The Scottish and Universal Investments Limited Group Pension and Life Assurance Scheme. Each Scheme has independent investment managers. From time-to-time the investment managers will hold on behalf of each Scheme small investments in Lonmin shares. Neither Scheme has entered into any stock lending or loans to Lonmin Group companies or anyone else.

Auditors

A resolution for the re-appointment of KPMG Audit Plc as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The 2003 Annual General Meeting will be held at 11.00 am on Thursday 30 January 2003 at The Ball Room, The Park Lane Hotel, Piccadilly London W1. The Notice of Meeting is set out on pages 33 to 35 of the Annual Review and contains an explanation of the items of Special Business.

Directors' Responsibilities

A statement of the Directors' responsibilities in respect of the preparation of financial statements is given in the Corporate Governance section on pages 9 and 10.

By Order of the Board
M J PEARCE, Secretary — 26 November 2002

Lonmin Plc
4 Grosvenor Place
London SW1X 7YL

Registered in England
Number 103002

Combined Code

In June 1998 The Committee on Corporate Governance, chaired by Sir Ronald Hampel, published the Combined Code containing Principles of Good Governance and a Code of Best Practice.

Each UK company listed on the London Stock Exchange is required to provide in its annual report and accounts a narrative statement of how it has applied the Principles affecting companies set out in the Combined Code with sufficient explanation enabling its shareholders to evaluate how the Principles have been applied.

The Principles cover four subject areas, namely **directors, directors' remuneration, relations with shareholders and accountability and audit.**

The Principles are amplified by a set of 45 provisions with which the Company complies and complied throughout the year.

With the exception of the Principles relating to directors' remuneration (which are covered in the Directors' Report on Remuneration) the Board has applied the Principles as follows:–

Directors

The Company is led and controlled by the Board of Directors which has nine members, four of whom are non-Executive. The Board meets regularly, at least every other month, but more frequently if necessary, and once a year (twice a year from 2003) in South Africa and receives regular and timely information in a form and of a quality to enable it to discharge its duties. In addition certain Directors are also directors of the principal operating subsidiaries. The Board retains full responsibility for the direction and control of the Company and no strategic powers were delegated to any committee in the year under review. All Directors have access to the services of the Company Secretary and are entitled to take independent professional advice, if necessary, at the Company's expense.

The positions of Chairman and Chief Executive are clearly separated. All Directors have equal responsibilities as directors and bring an independent judgement to bear on key issues, but the Board has been structured with the Executive Directors having responsibility for running the Company's business and the non-Executive Directors, all of whom are independent of management, bringing experience from other fields. This results in no one individual or group of individuals being able to dominate the Board's decision taking. In addition, Sir Alastair Morton, is designated as the Senior Independent Director to whom concerns can be conveyed in addition to the Chairman.

To permit a formal and transparent procedure for the appointment of new Directors to the Board, the Board has a **Nomination Committee** currently comprising Mr J R B Phillimore (Chairman) and Mr P C Godsoe. Its function is to review on an ongoing basis and at least annually the membership of the Board and recommend to the Board any proposed changes, be they executive or non-executive.

All Directors submit themselves to shareholders for re-election at least every three years.

Relations with shareholders

The Principles encourage a dialogue with institutional shareholders based on the mutual understanding of objectives. The Directors have a regular dialogue with institutional shareholders where they believe this to be in the interests of shareholders generally. The Company also has a website containing up-to-date information.

The Principles encourage boards to use the Annual General Meeting to communicate with private investors and to encourage their participation. The Board has followed this particular Principle for a great number of years.

Accountability and Audit

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Board's objective is to present a balanced and understandable assessment of the Company's position and prospects, particularly in the annual review and interim report.

In 1993 the Board established an *Audit Committee* which now comprises Sir Alastair Morton (Chairman), Sir John Craven and Mr J R B Phillimore. The Committee will meet at least four times a year, twice in South Africa, and the Finance Director and the external and internal auditors are invited to attend as appropriate. The principal objectives of the Committee are to review the annual and half yearly financial statements prior to their submission to the Board; to review accounting policies; to receive reports from the Group's internal auditors who monitor the effectiveness of business and financial controls; to receive reports from the internal auditors on internal controls and to review with management and the external auditors the effectiveness of internal controls; to review the scope and results of the external audit and its cost effectiveness and the independence and objectivity of the auditors; to ensure compliance by the Group with the principles of the Combined Code relating to Accountability and Audit; and to receive reports from the Risk Committee on the effective management of the major risks to which the business is exposed on a day to day basis.

The Combined Code requires a report that the business is a going concern and a report that the Directors have reviewed the system of internal control which they are required to maintain in order to safeguard shareholders' investment and the Company's assets.

Going Concern

The Directors consider that the Group has adequate resources to continue in operational existence for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the financial statements. The Directors have satisfied themselves that the Group is in a sound financial position and that sufficient borrowing facilities will be available to meet the Group's foreseeable cash requirements.

Internal Control and Risk Management

The Company has complied with the Combined Code provisions on internal control.

The Board has overall responsibility for the Company's system of internal control and for reviewing its effectiveness whilst the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve the business objectives. In pursuing these objectives, internal controls can only provide reasonable and not absolute assurance against material misstatement or loss.

There is a continuous process for identifying, evaluating and managing the significant risks faced by the Company which has been in place for the year under review and up to the date of approval of the Annual Report and Accounts. This process is regularly reviewed by the Board.

The processes used by the Board to review the effectiveness of the system of internal control include the following. During the year:

(i) The Audit Committee

- reviews the external and internal audit work plans;
- considers reports from management, internal and external audit on the system of internal control and any material control weaknesses; and
- discusses with management the actions taken on problem areas identified by Board members or in the internal/external audit reports.

(ii) The Audit Committee reviews the effectiveness of the risk management process and significant risk issues are referred to the Board for consideration.

(iii) The Risk Committee and The Lonmin Platinum Safety, Health and Environment Committee meet on a regular basis.

(iv) The Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board and the Board receives the minutes of all Audit Committee meetings.

(v) The Risk Committee reviews the role of insurance in managing risks across the Group.

(vi) The Group's management operates a risk management process which identifies the key risks facing each business and reports through the Risk Committee to the Audit Committee on how these risks are being managed. Lonmin Platinum and the Group produce a risk register which identifies their key risks, the probability of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to the desired level. The risk registers are incorporated into Combined Assurance Plans which allocate responsibility for managing risk to management. These risks are discussed by the Risk Committee on a quarterly basis and regular monitoring reports are received to update it on progress.

The Board, through the Audit Committee, reviews the following:

- The outcome of letters of assurance which are completed by management confirming compliance throughout the year with the Group's policies, procedures, risk management processes and other matters;
- Reports on risk and internal control from management, the internal and external auditors, and the Combined Assurance Plan, including schedules of significant risks; and
- Regular reports on any major problems that have occurred during the year and how the risks have changed over the period under review.

Social, Environmental and Ethical (SEE) Risks

The Group is committed to high ethical standards so that business can be conducted honestly, fairly and legally. To this end the Risk Committee and the Lonmin Platinum Safety, Health and Environment Committee take regular account of the significance of SEE matters to the business of the Group and have identified and assessed the significant risks to the Group's short and long term value arising from SEE matters, as well as the opportunities to enhance value that may arise from dealing with these issues. The Committees have received adequate information as part of this overall risk review process to make this assessment. SEE risks are managed no differently from other risks and the Group's policies and procedures for managing all risks are fully complied with on an ongoing basis. The Corporate Accountability Statement on pages 20 and 21 of the Annual Review contains further information on the subject.

The Remuneration Committee

The Remuneration Committee was established in November 1993. Its principal function is to determine remuneration policy and the remuneration packages of the Executive Directors and senior employees.

The Committee comprises Mr J R B Phillimore (Chairman), Mr P C Godsoe and Sir Alastair Morton who are non-Executive Directors having no financial interest other than as shareholders in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the business of the Group.

The Combined Code

The Combined Code (referred to on page 9) contains three Principles relating to Directors' remuneration, which have been applied as noted in this Report. The three Principles are amplified by 21 provisions with all of which the Company complies and complied throughout the year.

Remuneration Policy

Executive Directors

The Remuneration Committee's objective is to provide to the Executive Directors the remuneration packages needed to attract, retain and motivate Executive Directors of the quality required without paying more than is necessary for this purpose.

The Committee is aware what comparable companies are paying and takes account of relative performance. The Committee believes that the remuneration packages of the Executive Directors are broadly comparable to those awarded by other relevant companies.

With the exception of Mr G E Haslam, noted below, no Director during the year participated in any bonus scheme. Apart from this, participation in share option schemes was the only, but a significant, performance related element attaching to each Executive Director's remuneration package.

The Committee's policy on granting options under, and the Directors' participation in, the share option schemes is set out on pages 15 and 16.

Non-Executive Directors

The fees of the non-Executive Directors are determined by the Board with the benefit of professional advice. In deciding an appropriate level of fees for each non-Executive Director, the Board considered the responsibility and time commitments taking into account the number of Board meetings, special meetings and the time required for reading Board and other papers plus the membership and chairmanship of the Audit Committee, the Remuneration Committee and the Nomination Committee plus Sir John Craven's Chairmanship of the Board, together with extensive overseas travel by all non-Executive Directors on behalf of the Company.

Directors' Remuneration

For the year ended 30 September 2002 the remuneration packages of Directors were as follows:–

Directors' Remuneration

Director	Salary and fees £	Benefits in kind (1) £	Total for year to 30.9.02 £	Total for year to 30.9.01 £
Executive Directors				
G E Haslam (2)	420,000	52,029	472,029	508,438
I P Farmer	241,500	35,694	277,194	131,966
S E Jonah (3)	50,000	–	50,000	50,000
J N Robinson	273,000	22,054	295,054	279,796
Non-Executive Directors				
Sir John Craven	120,000	–	120,000	120,000
P C Godsoe (4)	41,984	–	41,984	–
Sir Alastair Morton	45,000	–	45,000	45,000
J R B Phillimore	60,000	–	60,000	60,000
Former Directors				
P J Harper (5)	50,000	–	50,000	50,000

Notes

1. Benefits in kind comprised mainly the provision of a motor car for the use of Executive Directors and the provision of private medical insurance and, in the case of Mr Haslam and Mr Farmer, a children's education allowance.
2. During the year Mr Haslam received no payment (2001: £82,000 which is within the total disclosed on page 12) under his bonus scheme.
3. The figures shown for Mr Jonah relate only to his remuneration as a Director of the Company. He is an employee of Lonmin Plc, but is also the Chief Executive of Ashanti Goldfields Company Limited, which company reimburses Lonmin Plc all his other remuneration and his benefits.
4. Mr Godsoe was appointed a Director on 29 November 2001 thus his remuneration as Director in 2002 covered only the period from then until the year end.
5. Mr Harper retired on 26 October 2002.
6. Although the Group's functional currency is US dollars the figures above are set out in sterling as this is the currency in which emoluments are predominantly paid.

Service Contracts

Mr Haslam, Mr Farmer and Mr Robinson currently have service contracts which temporarily required two years' prior written notice of termination to be given to them. From 1 January 2002 the notice period has reduced and will reduce by one calendar month immediately following the expiry of each calendar month until 1 January 2003, from which date 364 days' prior written notice will be required to be given. If notice were given prior to 1 January 2003 and the director concerned were not required to work out his notice period, his salary and the value of his contractual benefits would be paid in lieu. Mr Jonah and Mr Ledger are entitled to 364 days' notice. Since the Board has set as an objective that all Executive Directors should have notice periods of 364 days or less, the Company does comply and has complied throughout the year with the provision of the Combined Code in this respect. Except during the temporarily extended notice periods and with the exception of Mr Ledger, there is no contractual provision for compensation to be paid to any Executive Director in lieu of notice. The non-Executive Directors are each appointed for a fixed period of three years, but subject to the provisions of the Company's Articles of Association for retirement by rotation and for earlier cessation for any other reason. No compensation is payable to non-Executive Directors for loss of office, save for arrears of fees.

Non-Group Directorships

Apart from Mr S E Jonah, no Executive Director holds any executive directorship or appointment outside the Group. Mr G E Haslam is a director of Ashanti Goldfields Company Limited and Furuya Metals Co Limited, Tokyo. Mr Farmer is a director of the International Platinum Association. Mr Jonah is the Chief Executive of Ashanti, and, apart from Ashanti group companies, is a director of several non-Group companies and organisations.

Mr Jonah's remuneration is referred to in Note 3 above. Mr Jonah does not retain any fees in respect of non-Group directorships (other than in relation to Ashanti). Nor do Mr Haslam and Mr Farmer. The Board believes that directorships and appointments outside the Group can be appropriate if they help Directors gain additional experience or promote the interests of the Group as a whole.

Pensions

Mr G E Haslam, Mr I P Farmer and Mr J N Robinson are members of The UK Lonmin Superannuation Scheme which is a contributory final salary scheme established as an independent trust which provides benefits for Directors and staff of Lonmin Plc. The Scheme is fully funded and normal retirement age for all members in service at or after 1 April 1998 is 60. The trust deed requires members in service to make contributions to the Scheme from salary and the Company to make such contributions as are necessary. The Company was not required to make any such contributions during the year.

The Scheme is designed to enable all members to obtain a good standard of benefit from secure and well managed investments within the Inland Revenue maximum at normal retirement subject to their having completed appropriate periods of service. The Scheme, which is contracted-out of the State Earnings Related Pension Scheme, complies with all relevant legislation, including the Pensions Act 1995. Independent high-quality advice is used in administering the Scheme and managing the assets.

Pension commutation at retirement, in order that participants may exchange part of their pension for a tax free lump sum within Inland Revenue limits, is permitted.

In the event of death whilst in service a capital sum equal to 4 x salary is payable together with a pension to a qualifying spouse or dependant of 66.66 per cent of the prospective pension which would become payable to the member at age 60. In certain circumstances where there are young children or children in full-time education or vocational training an allowance to them would also be payable.

In the case of death after retirement, a spouse's pension of 66.66 per cent of the member's pre-commutation pension would be payable, revalued up to the time of death. If the member's death occurs within 5 years of retirement, the balance of the 5 years' unpaid pension would also be payable.

In the event of death after leaving service but prior to retirement, a pension to a qualifying spouse or dependant would also be payable.

Pursuant to the requirements of the Pensions Act 1995, pensions accrued since 6 April 1997 are increased each year once in payment by the lower of five per cent and the increase in RPI (Retail Prices Index). Pensions in excess of any Guaranteed Minimum Pension accrued prior to 6 April 1997 will increase by the lower of three per cent and the increase in RPI.

The Inland Revenue Cap which restricts both pension and life assurance benefits for higher paid individuals who became members on or after 1 June 1989 does not apply to Mr Farmer and Mr Robinson, each being members before that date. It does apply to Mr Haslam and as a consequence he benefits from an unfunded retirement benefit scheme.

Mr S E Jonah has a personal pension arrangement. This is a non-contributory arrangement funded entirely by the Company which is reimbursed pursuant to an agreement with Ashanti Goldfields Company Limited. No figures are therefore given below for Mr Jonah.

Mr P J Ledger is a member of the Sentinel Mining Industry Retirement Fund established in South Africa which is a defined contribution fund to which members contribute 7.5 per cent of their salaries and their employer contributes a total of 20.52 per cent towards the retirement, disability and death benefits of the Fund.

Prior to his joining the UK Scheme on 12 November 1999 Mr Haslam was a member of The Lonmin Superannuation Scheme (Overseas) established in Jersey to provide benefits broadly similar to those under the UK Scheme for Directors and senior Group Executives employed overseas. Mr Haslam maintains accrued benefits as a deferred member in this scheme.

No element of a Director's remuneration package other than basic salary is pensionable.

Requisite information relating to pension benefits is:

Director	Age at 30.9.02	Years of service at 30.9.02	Increase in transfer value (1)	Additional pension earned in the year (2)	Accrued pension entitlement at year end (3) 30.9.02
			£	£	£
Current Directors					
G E Haslam	58	16	409,813	24,377	128,920
I P Farmer	40	16	217,414	35,194	72,006
J N Robinson	48	23	72,605	8,596	119,798

Notes

1. The increase in transfer value represents the additional capital amount necessary, less Directors' contributions, to fund the increase in the accrued pension (above inflation) that a Director would take with him as part of the total transfer value if he were to leave the Company and move his benefits to another scheme. The transfer value is not a sum due to the Director.
2. The additional pension earned in the UK in the year is that in excess of UK inflation at 1.7 per cent.
3. The pension entitlement shown above is that which would be paid annually on retirement at age 60 based on service to 30 September 2002.

The pension entitlements shown exclude any benefit which might be attributable to additional voluntary contributions.

There is no undertaking for any other pension benefit to be arranged for any Director by the Company.

Share Schemes

As noted below options were granted to three Directors during the year. Directors are encouraged to hold the shares issued to them upon the exercise of options.

The Remuneration Committee's policy when granting options is to provide Directors and employees with an incentive to further the interests of the companies for which they work and to permit them to benefit from an improvement in the Company's performance to which they have thereby contributed.

The Board is mindful of the limited availability of managers in the South African recruitment market and the consequent need to provide existing management with meaningful remuneration and incentive packages. Certain managers of Lonmin Platinum receive performance bonuses paid in cash by Lonmin Platinum. In addition the Company has established an independent trust which purchased shares of the Company in the market in September 2001 and holds them for issue to selected key management of Lonmin Platinum over a five-year period under the Lonmin Plc Share Plan. This is designed as an employee retention scheme and not an incentive scheme. Currently the trust holds 336,000 ordinary shares of US$1 each. For administrative and other reasons the trust has not allocated shares outright to participants, but has granted options over 324,240 of them for a token consideration of £0.01 per share. The trust has been funded by a loan from the Company of £3.7 million ($5.3 million). Mr P J Ledger was granted and exercised options under The Lonmin Plc Share Plan prior to his appointment as a Director. His interests in the Plan are disclosed on page 6. No other Directors participate in this arrangement.

Set out on page 16 are the options held over ordinary shares of the Company by Directors.

Under The Lonmin Share Option Scheme 1994 and The Lonmin Executive Share Option Scheme the exercise of options granted before 1998 was subject to attainment of the performance condition that, over a consecutive three-year period, the total return to shareholders was greater than the total return on the FTSE Actuaries All-Share Index during the same period. That condition was attained during 2000 and the options became exercisable. The exercise of options granted from 1998 under those schemes is subject to attainment of a similar performance condition, but the total return to shareholders must be greater than the total return on the Mining (formerly Extractive Industries) Sector of the FTSE Actuaries Share Indices. The condition attaching to the options granted in 1998 and 1999 was attained in 2001 and 2002 respectively and the options became exercisable. Further information on the performance condition is given in Note 21 to the accounts. No performance condition attaches to options granted under the other schemes.

For the 1999 grant the total return to Lonmin shareholders grew between 31 March 1999 and 30 March 2002 by 196.40 per cent compared with 106.12 per cent growth in the total return on the Mining Sector of the FTSE Actuaries All-Share Index.

Except under the savings related share option schemes and the Lonmin Plc Share Plan no options have been granted with an exercise price at a discount to the market price at the time the exercise price was set.

No options were held by the non-Executive Directors.

Number of shares under option		Exercise Price	Name of Scheme (1)	Date of Grant	Date from which normally first exercisable	Expiry Date	Options Exercised				
1.10.01	30.9.02 and 26.11.02						Date of Exercise	No of Shares	Exercise Price	Market Price (2)	Notional Pre-tax Gain (3)
Shares of £1	Shares of US$1	Pence							Pence	Pence	£
I P Farmer											
45,000		250	(c)	28.8.98	28.8.01	28.8.08	5.12.01	45,000	250	1029	350,550
60,000	60,000	668.5	(c)	8.6.00	8.6.03	8.6.10					
2,018	2,018	836	(d)	15.6.01	1.8.06	31.1.07					
	24,400	1150	(c)	1.7.02	1.7.05	1.7.12					
	2,600	1150	(b)	1.7.02	1.7.05	1.7.12					
107,018	89,018										350,550
G E Haslam											
60,000		250	(c)	28.8.98	28.8.01	28.8.08	30.11.01	60,000	250	940	414,000
90,000	90,000	668.5	(c)	8.6.00	8.6.03	8.6.10					
2,018	2,018	836	(d)	15.6.01	1.8.06	31.1.07					
	45,400	1150	(c)	1.7.02	1.7.05	1.7.12					
	2,600	1150	(b)	1.7.02	1.7.05	1.7.12					
152,018	140,018										414,000
S E Jonah											
7,831		241.0262	(a)	1.7.92	1.7.95	1.7.02	26.2.02	7,831	241.0262	1181	73,609
15,662	15,662	375.1070	(a)	1.7.93	1.7.96	1.7.03					
31,324	31,324	434.1664	(c)	4.8.94	4.8.97	4.8.04					
130,000		250	(c)	28.8.98	28.8.01	28.8.08	6.6.02	130,000	250	1202	1,237,600
184,817	46,986										1,311,209
P J Ledger (4)											
	60,000	668.5	(c)	8.6.00	8.6.03	8.6.10					
	22,170	1150	(c)	1.7.02	1.7.05	1.7.12					
	82,170										
J N Robinson											
3,132		408.6272	(b)	20.7.94	20.7.97	20.7.04	5.12.01	3,132	408.6272	1029	19,430
3,132		490.0334	(b)	14.2.95	14.2.98	14.2.05	5.12.01	3,132	490.0334	1029	16,880
45,000		250	(c)	28.8.98	28.8.01	28.8.08	5.12.01	45,000	250	1029	350,550
7,986	7,986	216	(d)	9.9.98	1.11.03	30.4.04					
50,000		453	(c)	1.4.99	1.4.02	1.4.09	5.6.02	50,000	453	1201	374,000
60,000	60,000	668.5	(c)	8.6.00	8.6.03	8.6.10					
	24,400	1150	(c)	1.7.02	1.7.05	1.7.12					
	2,600	1150	(b)	1.7.02	1.7.05	1.7.12					
169,250	94,986										760,860

Notes

1. The Share Option Schemes concerned are:
   (a) The Lonmin Overseas and Associate Share Option Scheme
   (b) The Lonmin Share Option Scheme 1994
   (c) The Lonmin Executive Share Option Scheme (formerly The Lonmin Overseas and Associate Share Option Scheme 1994)
   (d) The Lonmin Savings Related Share Option Scheme 1994.
2. The market price is the market price per share on the date of exercise.
3. The notional pre-tax gain is the difference between the market price and the exercise price. The total notional pre-tax gains made by Directors during the year were £2,836,619 (2001 : Nil).
4. The options of Mr Ledger are shown only as at 26 November 2002 since he was only appointed a Director on 21 November 2002.
5. All options were granted for no cash consideration.
6. Other than as disclosed above, no options held by Directors were exercised or lapsed during the year or since.
7. By way of comparison with the exercise prices, the middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 848.5p on 30 September 2002, as compared with the high and low quotations for the financial year of 1275p and 710p respectively.

Independent Auditors' Report to the Members of Lonmin Plc

We have audited the financial statements on pages 18 to 56.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Annual Report. As described on pages 9 to 11, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 9 to 11 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in both the Annual Report and the Annual Review, including the corporate governance statement, and consider whether it is consistent with the audited financial statements.

We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2002 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

26 November 2002

Consolidated Profit and Loss Account

For the year ended 30 September

	Note	2002 $m	2001 $m
Turnover	1	697	866
EBITDA (2)	1	372	541
Depreciation		(39)	(51)
Group operating profit	2	333	490
Share of associate's operating loss		(2)	-
Operating profit		331	490
Net interest receivable and similar items	4	1	33
Profit before taxation	1	332	523
Taxation	5	(75)	(150)
Profit after taxation		257	373
Minority interest		(72)	(99)
Profit for the year	22	185	274
Dividends	6	(101)	(110)
Retained profit for the year		84	164
Earnings per share	7	121.5c	153.7c
Diluted earnings per share	7	121.0c	152.4c
Dividends per share	6	72.0c	64.0c
Financial ratios			
Tax rate (3)		37%	36%
Net debt to EBITDA		0.4 times	(1.0) times

Notes

1. The results for both years relate to continuing operations.
2. EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
3. The tax rate has been calculated excluding exchange items as disclosed in note 5 on page 31.

Consolidated Balance Sheet

As at 30 September

	Note	2002 $m	2001 $m
Fixed assets			
Tangible assets	8	887	774
Investments:		294	223
Associate	9	4	6
Other investments	10	290	217
		1,181	997
Current assets			
Stocks	11	41	30
Debtors	12	105	99
Investments	13	2	1
Cash and short-term deposits		34	528
		182	658
Creditors: amounts falling due within one year	14	(188)	(254)
Net current (liabilities)/assets		(6)	404
Total assets less current liabilities		1,175	1,401
Creditors: amounts falling due after more than one year	15	(135)	(6)
Provisions for liabilities and charges	18	(160)	(150)
		880	1,245
Capital and reserves			
Called up share capital	20	141	258
Share premium account	20	1	417
Revaluation reserve	22	16	17
Capital redemption reserve	22	88	73
Profit and loss account	22	429	312
Equity interests		675	1,077
Minority equity interest	23	205	168
		880	1,245

Note

The reserves have been reclassified to show the capital redemption reserve separately and to include other reserves in the profit and loss account as detailed in note 22 on page 45 of the Accounts.

The financial statements were approved by the Board of Directors on 26 November 2002 and were signed on its behalf by:

Sir John Craven, Chairman
J N Robinson, Finance Director

Consolidated Cash Flow Statement

For the year ended 30 September

	Note	2002 $m	2001 $m
Net cash inflow from operating activities	29	359	525
Returns on investment and servicing of finance		(33)	(71)
Interest – received		7	26
– paid		(4)	(9)
Dividends paid to minority		(36)	(88)
Taxation		(181)	(109)
Capital expenditure and financial investment	30	(230)	(126)
Acquisitions and disposals	31	-	(6)
Equity dividends paid		(109)	(110)
Net cash (outflow)/inflow before use of liquid resources and financing		(194)	103
Management of liquid resources		433	(98)
Financing		(356)	(17)
New long-term loans		130	-
Repayment of short-term loans		(1)	(2)
Issue of ordinary share capital		3	4
Share buybacks		(128)	(19)
Capital return		(360)	-
Decrease in cash in the year		(117)	(12)

Statement of Total Consolidated Recognised Gains and Losses

For the year ended 30 September

	2002 $m	2001 $m
Profit/(loss) for the year – Group	187	274
– Associate	(2)	-
Total consolidated recognised gains relating to the year	185	274

Consolidated Historical Cost Profits

For the year ended 30 September

	2002 $m	2001 $m
Reported profit before taxation	332	523
Difference between an historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	2	2
Historical cost profit before taxation	334	525
Historical cost retained profit for the year	86	166

Reconciliation of Movement in Equity Interests

For the year ended 30 September

	2002 $m	2001 $m
Total consolidated recognised gains relating to the year	185	274
Dividends	(101)	(110)
Retained profit for the year	84	164
Capital return	(361)	-
Share buybacks	(128)	(19)
Shares issued on exercise of share options	3	4
Other items	-	2
Net (decrease)/increase in equity interests in the year	(402)	151
Equity interests at 1 October	1,077	926
Equity interests at 30 September	675	1,077

Lonmin Plc Company Balance Sheet
As at 30 September

	2002 $m	2001 $m
Fixed assets		
Tangible assets	1	1
Investments:	2,034	1,769
Subsidiaries	1,761	1,759
Other investments	273	10
	2,035	1,770
Current assets		
Debtors	196	250
Cash and short-term deposits	4	458
	200	708
Creditors: amounts falling due within one year	(1,696)	(1,494)
Net current liabilities	(1,496)	(786)
Total assets less current liabilities	539	984
Creditors: amounts falling due after more than one year	(130)	-
	409	984
Capital and reserves		
Called up share capital	141	258
Share premium account	1	417
Capital redemption reserve	88	73
Other reserves	-	91
Profit and loss account	179	145
	409	984

Note

The reserves have been reclassified to show the capital redemption reserve separately.

The notes to the Lonmin Plc company balance sheet can be found in note 34 on pages 54 to 55.

The financial statements were approved by the Board of Directors on 26 November 2002 and were signed on its behalf by:

Sir John Craven, Chairman
J N Robinson, Finance Director

Basis of accounting

The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain assets, and in accordance with applicable United Kingdom accounting standards.

The Group's earnings stream is primarily US dollars and the functional currency is the US dollar. The reporting currency is also the US dollar.

The Company has taken advantage of the exemption contained in Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

Turnover

Turnover represents sales of goods and services outside the Group net of discounts and allowances and value added taxation and includes commissions earned. Turnover is recorded when the risks and rewards of ownership have passed to the purchaser.

Basis of consolidation

The Group financial statements consist of the results, assets and liabilities of the Company and its subsidiaries. The results of subsidiaries are included from the date of acquisition. The results of subsidiaries sold are included up to the date of sale.

Some minor adjustments have been made to comparative figures to put them on a consistent basis with the current year.

Goodwill

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets and liabilities acquired. Where the cost of acquisition differs from the aggregate of these fair values, purchased goodwill arises. Goodwill arising on acquisitions after 1 October 1998 is capitalised and amortised over its useful life in accordance with FRS 10. Prior to 1 October 1998, goodwill was charged to reserves in the year of acquisition as a matter of accounting policy and, in accordance with the transitional arrangements of FRS 10, goodwill has not been reinstated on implementation of FRS 10. No goodwill arose during 2002.

On the subsequent disposal or termination of a previously acquired company or business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously charged to reserves or capitalised and not yet charged to the profit and loss account.

Goodwill is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable and also at the end of the first complete financial year following an acquisition in accordance with FRS 11.

Associates

Investments in associates are accounted for under the equity accounting method. An associate is a company, other than a subsidiary, in which the Group's interest is considered to be long term and is substantial and over which the Group exercises a significant influence.

The consolidated profit and loss account includes the Group's share of the results of associates. The carrying value of associates in the Group's balance sheet comprises the Group's share of the net assets of associates. Goodwill arising on acquisition of associates is included within investments in associates and is written off over ten years.

Joint arrangements

The Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The Group includes its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the Group's interest in the joint arrangement.

Other Investments

Fixed asset investments are stated at cost less provisions for impairments or at Directors' valuations. The Group's investment in Ashanti is not accounted for as an associate because the Group considers that it is unable to, and does not, exercise significant influence over Ashanti's operating and financing policies and actions. Accordingly, the Ashanti investment is shown as a fixed asset investment. Only dividends received are treated as part of the continuing operations of the Group. The investment in Ashanti is stated at Directors' valuation.

Foreign currencies

Subsidiaries that keep their accounts in currencies other than their functional currency remeasure them into the functional currency by the temporal method prior to consolidation. This results in non-monetary assets and liabilities being recorded at their historical cost expressed in the functional currency whilst monetary assets and liabilities are stated at the closing exchange rate. Differences on translation are included in the profit and loss account.

The principal US dollar exchange rates used in the financial statements, expressed as the foreign currency value of one US dollar, are as follows:

	2002	2001
Average exchange rates:		
Sterling	**0.68**	0.69
South African rand	**10.65**	8.01
Zimbabwe dollar	**415.97**	117.84
Closing exchange rates:		
Sterling	**0.64**	0.69
South African rand	**10.54**	8.77
Zimbabwe dollar	**640.00**	306.68

Exploration costs

Exploration expenditure is analysed between its three constituent parts and accounted for as follows:

a) Replacement exploration
This is defined as expenditure necessary to delineate and quantify the reserves and resources required to replace those extracted in any one accounting period, and as such is an operating cost which is expensed as incurred.

b) Expansion and new opportunities exploration
Within or adjacent to a producing unit:
These costs are expensed until a probable reserve has been defined and confirmed by a Competent Person. At that point further costs are capitalised and the asset amortised over the estimated life of mine.

Greenfields or Brownfields:
These costs are expensed until an indicated resource has been defined and confirmed by a Competent Person. At that point further costs are capitalised. Amortisation commences in the first year of production after which amortisation is provided over the estimated life of the project.

Research and development

Research and development costs, separate to exploration expenditure, are accounted for in accordance with SSAP 13 and expenditure is written off in the period in which it arises.

Tangible fixed assets

Tangible fixed assets are recorded at cost or valuation, which are not updated under the transitional arrangements of FRS 15 "Tangible Fixed Assets", less depreciation. Depreciation on fixed assets is provided on a straight line or units of production basis, as appropriate. Previously all assets were depreciated on a straight line basis. The effect of the change is not material. Assets are depreciated over their estimated useful economic lives, or over the remaining life of the mine, if shorter, to residual value. The life of a mine is based on proven and probable reserves. Depreciation rates for the principal assets of the group are as follows:

Shafts and underground	–	2.6% – 20% per annum
Metallurgical	–	2.7% – 16.7% per annum
Infrastructure	–	2.7% – 20% per annum
Other mining assets and equipment, plant and motor vehicles	–	2.7% – 33.3% per annum

No depreciation is provided on surface mining land which has a continuing value and capital work in progress.

Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or disposal value if higher in accordance with FRS 11.

Leases

Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in borrowings. Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

Capitalised interest

Tangible fixed assets include directly attributable finance costs which are capitalised gross of tax during the period of construction.

Stocks

Stocks are stated at the lower of cost (which includes the applicable proportion of production overheads) and net realisable value. PGM's stock is valued by allocating costs to platinum, palladium and rhodium stock based on the annual cost of production, less revenue from by-products, apportioned according to the quantities of each of the three main metals produced.

Deferred tax

Deferred tax is provided for on timing differences that have originated but not reversed by the balance sheet date on a non-discounted basis. Deferred tax assets are recognised only to the extent that it is more likely than not that there will be suitable taxable profits from which future reversal of the underlying timing differences can be deducted.

Pension costs and other post-retirement benefits

The Group operates a number of defined benefit and defined contribution pension schemes in accordance with local regulations. The assets of the schemes are held separately from those of the Group and are administered by trustees. Independent actuaries prepare valuations of these schemes at least every three years and in accordance with their recommendations the Group makes contributions which are charged to profits on a systematic basis over the expected remaining working life of the employees. Any differences between the actuarial valuation of the obligation and the value of assets in a scheme are similarly charged or credited to profit before taxation over the expected remaining working life of employees in the scheme.

Certain Group companies provide post-retirement medical benefits to qualifying pensioners. The expected costs of these benefits are charged to the profit and loss account over the expected remaining service lives of the relevant employees and are assessed in accordance with the advice of qualified actuaries.

Under the transitional arrangement of FRS 17 – Retirement benefits, additional disclosures are required for pension and other retirement benefits for the year ended 30 September 2002 as shown in note 24 to the Accounts on pages 46 to 49.

Rehabilitation costs

Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities. Such costs are provided for in accordance with FRS 12 so that rehabilitation costs are provided in full based on the best estimates of the future costs to be incurred calculated on a discounted basis. As the provision is recognised, it is either capitalised as part of the cost of the related mine or written off to the profit and loss account. Where costs are capitalised the impact of such costs on the profit and loss account is spread over the life of the mine through the accretion of the discount of the provision and the depreciation of the increased costs of the mining assets.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of where such estimates are made include the valuation of pension schemes assets and liabilities where discount, inflation and return rate assumptions are made and in the calculation of rehabilitation liabilities which involves projecting expected liabilities forward to the end lives of the mines using an assumed inflation rate and discounting these liabilities back to the present day using an assumed discount rate.

Dividend reinvestment program

Under the Company's Dividend Reinvestment Plan, shareholders can elect for the whole of their cash dividends to be reinvested to Lonmin Plc shares which are purchased on their behalf in the market. All cash dividends are paid to the Registrars who use the dividends of participants in the plan to fund these purchases. Accordingly, no new shares are issued, dividends are paid and accounted for in the normal way, and there are no special accounting requirements for the programme.

1 Segmental analysis

By business origin:

2002	Turnover $m	EBITDA $m	Operating profit $m	Profit before tax $m	Net operating assets $m
Platinum	638	387	348	346	799
Gold	59	6	6	6	292
Exploration	-	(10)	(12)	(12)	-
Other	-	(1)	(1)	(1)	-
Corporate	-	(10)	(10)	(7)	3
	697	372	331	332	1,094
South Africa	638	377	338	336	792
Zimbabwe	59	6	6	6	15
Ghana	-	-	-	-	277
Europe	-	9	9	9	(1)
Australia	-	(6)	(8)	(8)	5
Canada	-	(3)	(3)	(3)	-
Asia and other	-	(1)	(1)	(1)	3
Corporate	-	(10)	(10)	(7)	3
	697	372	331	332	1,094

2001	Turnover $m	EBITDA $m	Operating profit $m	Profit before tax $m	Net operating assets $m
Platinum	815	553	516	518	571
Gold	51	5	(9)	1	213
Exploration	-	(2)	(2)	(2)	-
Other	-	(4)	(4)	(4)	-
Corporate	-	(11)	(11)	10	5
	866	541	490	523	789
South Africa	815	539	502	504	559
Zimbabwe	51	5	(9)	1	13
Ghana	-	-	-	-	200
Europe	-	10	10	10	(1)
Australia	-	(2)	(2)	(2)	10
Asia and other	-	-	-	-	3
Corporate	-	(11)	(11)	10	5
	866	541	490	523	789

Net operating assets exclude net (borrowings)/cash and deposits and dividends.

1 Segmental analysis continued

Turnover by destination is analysed by geographical area below:

	2002 $m	2001 $m
The Americas	**219**	279
Asia	**199**	253
Europe	**124**	158
South Africa	**93**	120
Zimbabwe	**62**	56
	697	866

2 Group operating profit

Group operating profit is arrived at as follows:

	2002 $m	2001 $m
Turnover	697	866
Cost of sales	(336)	(333)
Gross profit	361	533
Administration expenses	(24)	(25)
Exploration	(10)	(2)
Other operating charges	6	(16)
Group operating profit	333	490

Group operating profit is stated after charging:

		2002 $m	2001 $m
Operating lease charges	– land and buildings	1	2
Depreciation charge	– owned tangible assets	38	50
	– finance leased tangible assets	1	1
Foreign exchange losses		-	(20)

The depreciation charge of owned tangible assets of $50 million in 2001 includes an impairment of $12 million on fixed assets held in Zimbabwe.

Fees payable to KPMG Audit Plc and its associates are analysed as follows:

		2002 $m	2001 $m
Audit remuneration	– UK – the Company	0.3	0.3
	– overseas	0.2	0.3
		0.5	0.6
Due diligence	– UK	0.1	-
	– overseas	0.5	-
		0.6	-
Capital return	– UK	0.3	-
	– overseas	-	-
		0.3	-
Accounting/tax advice	– UK	0.2	0.9
	– overseas	0.1	-
		0.3	0.9
Internal audit	– UK	-	-
	– overseas	0.2	0.3
		0.2	0.3
		1.9	1.8

3 Employees

The average number of employees and directors during the year was as follows:

	2002 No.	2001 No.
South Africa	19,565	18,411
Zimbabwe	4,479	4,478
Europe	27	28
	24,071	22,917

The aggregate payroll costs of employees and directors were as follows:

	2002 $m	2001 $m
Wages and salaries	106	129
Social security costs	9	9
Other pension costs	9	9
	124	147

Total Directors' emoluments	2.1	1.9
Emoluments of highest paid Director	0.7	0.7
Payment in lieu of notice	-	1.0

Full details of Directors' remuneration, pensions and benefits in kind are given in the Directors' report on remuneration on pages 12 to 16.

4 Net interest receivable and similar items

	2002 $m	2001 $m
Interest payable:		
On bank loans and overdrafts wholly repayable within five years	(3)	(3)
Other loans	(1)	(1)
Finance leases	(1)	(1)
	(5)	(5)
Interest receivable on cash and deposits	5	25
Exchange differences on net debt	1	13
Net interest receivable and similar items	1	33

5 Taxation

	2002 $m	2001 $m
United Kingdom:		
Corporation tax at 30% (2001 – 30%)	37	119
Double tax relief	(37)	(119)
	-	-
Overseas:		
Current taxation	63	157
Excluding tax on local currency exchange profits	71	131
On local currency exchange profits	5	6
Tax on dividends remitted	16	38
Prior year adjustments	-	1
Exchange on current taxation	(29)	(19)
Deferred taxation	12	(7)
Origination and reversal of timing differences	36	20
Exchange on deferred taxation	(24)	(27)
Tax charge	75	150
Tax charge excluding exchange	123	190
Effective tax rate excluding exchange	37%	36%

A reconciliation of the standard tax charge to the current tax charge is as follows:

	2002 $m	2001 $m
Tax charge at standard tax rate	100	157
Overseas taxes on dividends remitted by subsidiary companies	16	38
Prior year losses utilised	(4)	(13)
Other timing differences	(25)	(12)
Effect of exchange adjustments	(24)	(13)
Current tax charge	63	157

The Group's primary operations are based in South Africa. Therefore, the relevant standard tax rate for the Group is the South African statutory tax rate of 30% (2001 – 30%). The secondary tax rate on dividends remitted by South African companies is 12.5% (2001 – 12.5%).

6 Dividends

	2002 $m	2001 $m
Interim 30.0c (2001 – 24.0c) per share	42	43
Final 42.0c (2001 – 40.0c) per share	59	67
	101	110

Until 31 March 1999, advanced corporation tax (ACT) was paid on dividends at the rate of 25% of the net dividend. Subject to certain restrictions, this was recoverable by offsetting it against corporation tax liabilities. When this offset was not available surplus ACT was generated.

At the year end, the Group had surplus ACT of $105 million (2001 – $105 million) carried forward and available, subject to certain restrictions, for set-off against future United Kingdom corporation tax liabilities. The notional "Shadow ACT", being the ACT which would have been payable if the system had not been abolished and which must be set-off prior to utilisation of surplus ACT, amounts to $100 million (2001 – $70 million).

7 Earnings per share

Earnings per share have been calculated on the profit attributable to shareholders amounting to $185 million (2001 – $274 million) using a weighted average number of 152,251,293 ordinary shares (2001 – 178,264,503 ordinary shares).

As the table below illustrates, diluted earnings per share are based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options during the year as follows:

	2002			2001		
	Profit for the year $m	Number of shares	Per share amount cents	Profit for the year $m	Number of shares	Per share amount cents
Basic EPS	185	152,251,293	121.5	274	178,264,503	153.7
Share option schemes	-	650,512	(0.5)	-	1,557,158	(1.3)
Diluted EPS	185	152,901,805	121.0	274	179,821,661	152.4

8 Tangible assets

Group	Shafts and underground $m	Metal-lurgical $m	Infra-structure $m	Capital work in progress $m	Other mining assets $m	Other equipment plant and motor vehicles $m	Total $m
Cost or valuation:							
At 30 September 2001	379	267	157	40	145	2	990
Additions	28	26	16	79	3	–	152
At 30 September 2002	**407**	**293**	**173**	**119**	**148**	**2**	**1,142**
Depreciation:							
At 30 September 2001	94	40	42	–	39	1	216
Charge for the year	18	12	5	–	4	–	39
At 30 September 2002	**112**	**52**	**47**	–	**43**	**1**	**255**
Net book value:							
At 30 September 2002	**295**	**241**	**126**	**119**	**105**	**1**	**887**
At 30 September 2001	285	227	115	40	106	1	774

Included in other mining assets are leased assets with a cost of $7 million (2001 – $7 million) and a net book value of $3 million (2001 – $5 million).

Cost or valuation of tangible assets includes $55 million (2001 – $55 million) in respect of capitalised interest. Interest capitalised during 2002 and 2001 was not material.

In accordance with the Group accounting policies no depreciation has been provided on surface mining land having a book value of $8 million (2001 – $5 million).

Tangible fixed assets are stated at cost to the Group with the exception of certain other mining assets which are included at valuation as follows:

	2002 $m	2001 $m
Net book value:		
Professionally valued in 1986	**81**	83
At cost	**24**	23
	105	106

9 Associate

Group	Associate at cost $m	Goodwill written off $m	Post-acquisition reserves $m	Total $m
At 30 September 2001	6	-	-	6
Loss for the year	-	(1)	(1)	(2)
At 30 September 2002	**6**	**(1)**	**(1)**	**4**

The net assets of associate comprises:

	2002 $m	2001 $m
Share of net assets	**1**	2
Goodwill	**3**	4
	4	6
Listed overseas – market value	**4**	3

The investment in associate of $4 million shown above (2001 – $6 million) represents an investment of 39% made by the Group in August 2001 in Platinum Australia Limited, a company incorporated in Australia. The principal activity of Platinum Australia is mining exploration and its financial year end is 30 June.

10 Fixed asset investments

Group	Own shares $m	Investments $m	Provisions $m	Total $m
At 30 September 2001	5	214	(2)	217
Additions	-	77	-	77
Provided in the year	(1)	-	(3)	(4)
At 30 September 2002	**4**	**291**	**(5)**	**290**

	2002 $m	2001 $m
Net book value of investments shown above:		
Listed on the London and overseas stock exchanges	**205**	209
Unlisted	**85**	8
	290	217
Value at 30 September:		
Listed (market value) – Ashanti	**205**	119
Listed (market value) – Other investments	**5**	6
Unlisted (Directors' valuations)	**85**	8

The principal activity of Ashanti (incorporated in Ghana) is gold mining and the Group's direct interest in the ordinary share capital of Ashanti is 28% (2001 – 32%).

The aggregate amount of the capital and reserves of Ashanti as at 31 December 2001, being the date of the latest available Annual Report and Accounts, was $338 million and its profit for that year was $63 million.

During the year, the Company subscribed for $75 million mandatorily exchangeable notes (MENs) in Ashanti and expenses on this transaction amounted to $2 million. This invesment was made to aid Ashanti with its financial restructuring plans and to protect against the dilution in the value of Lonmin's stake. Lonmin granted a call option to the Government of Ghana (GOG) in relation to $28 million of the MENs whereby GOG have a transferrable option to purchase the exchange shares issued upon exchange of the MENs into Ashanti shares for $28 million. Put options were also granted in relation to 12.4 million shares in Ashanti which were issued to Ashanti warrantholders as a result of the early exercise of their warrants in Ashanti. The put options are at a strike price of $3.00 per share and are exerciseable in three equal tranches on 28 April 2004, 28 October 2004 and 28 April 2005. Details of the number of put options and the contingent liability outstanding at 30 September 2002 can be found in notes 17 and 19 on pages 41 and 42.

Own shares comprise 336,000 ordinary $1 shares in Lonmin Plc held by the Lonmin Plc Employee Share Trust to retain key management employees in the platinum operations of the Group in South Africa. The purchase of the shares occurred during 2001 and was on the open market and funded by Lonmin Plc. The trust has granted options over 324,240 of the shares to employees and the options are exercisable at any time, but participants can only take possession of the shares in tranches on 1 January 2005 and 1 January 2007, and normally only if they remain within employment of the Group. The market value of the shares in the trust at 30 September 2002 was $4 million (30 September 2001 – $5 million). There were no further purchases during 2002.

10 Fixed asset investments continued

The number of shares in the trust decreased from 400,000 to 336,000 during the year following the Lonmin capital reduction scheme whereby the trust received $1 million in cash on the basis of £1.50 for each share held and 21 new shares for every 25 existing shares held. The cash held in the trust and dividend income received is allocated to employees with the shares. Interest and administration costs of the trust are charged to the profit and loss account during the year and the assets of the trust are amortised over the relevant vesting periods.

11 Stocks

Group	2002 $m	2001 $m
Raw materials and consumables	19	8
Work in progress	6	9
Finished goods	16	13
	41	30

12 Debtors

Group	2002 $m	2001 $m
Amounts falling due within one year:		
Trade debtors	84	88
Other debtors	13	10
Prepayments and accrued income	8	1
	105	99

13 Current asset investments

Group	2002 $m	2001 $m
Unlisted	2	1

Unlisted investments represent amounts held in trust to fund future rehabilitation obligations.

14 Short term creditors

Group	2002 $m	2001 $m
Amounts falling due within one year:		
Bank loans and overdrafts – unsecured	56	1
Finance lease – secured (Note 16)	1	1
Trade creditors	17	14
Corporate taxation	8	126
Indirect taxation and social security	1	1
Other creditors	6	5
Accruals	40	39
Dividends	59	67
	188	254

15 Long term creditors

Group	2002 $m	2001 $m
Amounts falling due after more than one year:		
Bank loan – unsecured	130	-
Finance lease – secured (Note 16)	2	3
Corporate taxation	3	3
	135	6

16 Loans

Group	2002 $m	2001 $m
Short-term loans:		
Bank loan – unsecured	130	-
Finance lease – secured	3	4
	133	4
Deduct instalments repayable within one year (Note 14)	(1)	(1)
	132	3

The unsecured bank loan bears interest at commercial rates. The secured loan of $2 million (2001 – $3 million) represents a finance lease obligation on security surveillance equipment in South Africa bearing interest at an effective rate of between 12–13%. The lease term is 3 years (2001 – 4 years).

The loans are repayable over the following periods:

	2002 $m	2001 $m
Between one and two years:		
Secured	1	1
Between two and five years:		
Secured	1	2
Unsecured	130	-
	132	3

17 Financial Risk Management

The Group's functional currency is the US dollar. The Group does not undertake any trading activity in financial instruments. Details of the Group's financial risk management are described in the Financial Review on pages 3 and 4.

17a Interest rate risk

	At floating interest rates	
	2002 $m	2001 $m
Financial liabilities		
US dollar	**130**	–
SA rand	**59**	4
Zimbabwe dollar	**–**	1
	189	5

	2002 $m	2001 $m
The financial liabilities of the Group comprise:		
Total borrowings	**189**	5

Floating rate financial liabilities comprise bank borrowings and overdrafts bearing interest at the applicable inter-bank offer rates or prime lending rates and a finance lease obligation outstanding in South Africa.

	At floating interest rates	
	2002 $m	2001 $m
Financial assets		
US dollar	**28**	509
SA rand	**4**	14
Sterling	**3**	6
Zimbabwe dollar	**1**	–
	36	529

	2002 $m	2001 $m
The financial assets of the Group comprise:		
Cash and short-term deposits	**34**	528
Current asset investments	**2**	1
	36	529

Floating rate financial assets comprise mainly bank deposits bearing interest at commercial rates fixed by reference to LIBOR for sterling and US dollar assets, or the applicable inter-bank interest rates for all other financial assets.

17 Financial Risk Management continued

17b Currency exposures

Lonmin's operations are based predominantly in South Africa with the entire income stream arising in US dollars. Cash held in South Africa is in US dollars and remitted on a quarterly basis to the UK. When short-term working capital facilities are required in South Africa these are in US dollars or South African rand as appropriate.

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than the functional currency. Foreign exchange differences on retranslation of such assets and liabilities are taken to the profit and loss account:

	Net foreign currency monetary assets/(liabilities)							
	2002				2001			
	SA rand $m	**Sterling $m**	**Zimbabwe $ $m**	**Total $m**	SA rand $m	Sterling $m	Zimbabwe $ $m	Total $m
Functional currency *of Group operation:*								
US dollar	**(55)**	**3**	**1**	**(51)**	10	6	(1)	15

The South Africa rand net monetary liabilities include bank overdrafts and an outstanding finance lease obligation.

The sterling net monetary assets comprise bank deposits held in Head Office companies.

The Zimbabwe dollar net monetary assets comprise bank deposits.

17c Maturity of financial liabilities

	2002 $m	2001 $m
In one year or less, or on demand	**57**	2
In more than one year but not more than two years	**1**	1
In more than two years but not more than five years	**131**	2
	189	5

17 Financial Risk Management continued

17d Undrawn committed borrowing facilities

The Group's policy on overall liquidity is to ensure that there are sufficient committed facilities in place which, when combined with the cash resources available, are sufficient to meet the funding requirements in the foreseeable future.

	2002 $m	2001 $m
Expiring in one year or less	178	77
Expiring in more than one year but not more than two years	-	17
Expiring in more than two years	87	165
	265	259

17e Fair value of financial instruments

	2002		2001	
	Book value $m	Fair value $m	Book value $m	Fair value $m
Cash and short-term deposits	34	34	528	528
Current asset investments	2	2	1	1
Borrowings falling due within one year	(57)	(57)	(2)	(2)
Other borrowings falling due after more than one year	(132)	(132)	(3)	(3)
Ashanti put options	-	(3)	-	-
	(153)	(156)	524	524

18 Provisions for liabilities and charges

Group	Deferred tax $m	Site rehabilitation $m	Post-retirement medical benefits $m	Total $m
At 30 September 2001	137	8	5	150
Charge for the year	36	1	(2)	35
Additions	-	2	-	2
Utilisation	-	-	(2)	(2)
Exchange differences	(24)	(1)	-	(25)
At 30 September 2002	**149**	**10**	**1**	**160**

	2002 $m	2001 $m
Deferred tax comprises:		
Accelerated capital allowances	**155**	144
Other timing differences	**(6)**	(6)
Losses carried forward	**-**	(1)
	149	137

At 30 September 2002, the Group had $31 million (2001 – $34 million) of operating loss carry forwards with no expiration date and $167 million of capital losses as at 30 September 2002 (2001 – $173 million) with no expiration date. An amount of $105 million (2001 – $105 million) of surplus Advanced Corporation Tax (ACT) is also available, subject to certain restrictions, for set-off against future United Kingdom corporation tax liabilities. 'Shadow ACT' amounts to $100 million (2001 – $70 million) and must be set off prior to the utilisation of surplus ACT. No net deferred tax assets have been recognised in respect of the operating losses, the capital losses or the surplus ACT as it is not considered more likely than not that there will be suitable taxable profits from which the future reversal of any of the underlying differences can be deducted.

19 Contingent liabilities

Group	2002 $m	2001 $m
Third party guarantees	**11**	7
Ashanti put options	**3**	-
	14	7

Third party guarantees mainly include tax warranties and other guarantees provided by the Company in connection with the sale of certain subsidiaries during 1996 to date.

The Ashanti put options are described in the Financial Review on pages 3 and 4. At 30 September 2002 there were 5.8 million put options outstanding at a strike price of $3.00 per share. This reduced to 2.5 million put options outstanding at 22 November 2002.

There were no contingent liabilities in respect of litigation.

20 Called up share capital and share premium account

		2002 $m	2001 $m
Authorised			
252,735,000	Ordinary shares of $1 each	253	438
	(2001 – 300,875,000 Ordinary shares of £1 each)		
50,000	Deferred shares of £1 each	-	-
Issued			
140,967,755	Ordinary shares of $1 each	141	258
	(2001 – 177,397,997 Ordinary shares of £1 each, fully paid)		
50,000	Deferred shares of £1 each	-	-

Issued		Paid up amount $m	Share premium $m
177,397,997	At 30 September 2001:	258	417
	(i) The exercise of options under:		
592,128	The Lonmin Executive Share Option Schemes	1	1
	(at prices ranging from 241p to 490.0334p per share)		
(10,000,000)	(ii) Share buyback – October 2002	(15)	-
	Exchange differences	(4)	(7)
167,990,125	Prior to reduction and redenomination on the basis of 21 new ordinary $1 shares for every 25 existing £1 shares	240	411
	Issued capital after reduction and redenomination:		
50,000	Deferred shares of £1 each	-	-
141,111,705	Ordinary shares of $1 each	141	-
	(i) The exercise of options under:		
256,050	The Lonmin Executive Share Option Schemes	-	1
(400,000)	(ii) Share buyback – August 2002	-	-
	At 30 September 2002:		
140,967,755	**Ordinary shares of $1 each**	**141**	**1**
50,000	**Deferred shares of £1 each**	**-**	**-**

Following approval by the Court in February 2002 the Company implemented a return of capital to shareholders of $361 million, a capital reduction and the redenomination of its share capital.

The return of capital involved four stages:

(i) each existing ordinary share was subdivided and re-designated into one capital share of 25p and one ordinary share of 75p;

(ii) the Company's share capital was increased by the creation of premium shares with an aggregate nominal value equivalent to the total of the share premium account and one premium share was created for each existing ordinary share;

(iii) the share premium account was capitalised by paying up the newly created premium shares and allotting them to the holders of the newly created ordinary shares of 75p each;

(iv) the newly created capital shares and premium shares were cancelled in return for payments of 25p and 125p respectively, a total of 150p per share being paid to shareholders.

20 Called up share capital and share premium account continued

The remaining balances on the share capital account of $39 million and the share premium account of $110 million were transferred to the Company's reserves.

The capital reduction was achieved by the cancellation of the new issued ordinary shares of 75p each and the authorised but unissued ordinary shares of £1 each and the creation of dollar shares of $1 each and their subsequent allotment to the holders of the 75p shares in the ratio of 21 new dollar shares for every 25 ordinary shares of 75p each. The redenomination of the share capital was thus effected by the issue of dollar shares of $1 each.

In addition, because a Public Limited Company must have a minimum share capital of £50,000 in sterling, £50,000 of sterling deferred shares of £1 each were created and issued to a nominee Company by the capitalisation of reserves. The deferred shares do not rank *pari passu* with the ordinary shares.

During the year the Company also bought back and cancelled 10,400,000 ordinary shares at a total cost of $128 million.

21 Share options

The grant of all options is made by the Remuneration Committee.

Exercises of options granted under The Lonmin Share Option Scheme 1994 and The Lonmin Executive Share Option Scheme are normally subject to the attainment of the performance condition that, over any consecutive three year period (starting not earlier than the first day of the month in which the option is granted), the total return to shareholders is greater than the total return during the same period on, (i) the FTSE Actuaries All-Share Index, for options granted prior to 1998, and (ii) the Mining (formerly Extractive Industries) Sector of the FTSE Actuaries Share Indices, for options granted from 1998. The method of calculation of the total return to shareholders is the same method as used to calculate the total return figures published in the Financial Times for the FTSE Actuaries All-Share Index and Mining Sector Indices. This method assumes that the dividends which the Company pays during the period are reinvested in its shares and takes account of the increase in the Company's share price.

During the year options were granted over 1,324,900 shares of the Company at a subscription price of 1,150 pence (1,785 cents) under The Lonmin Executive Share Option Scheme and The Lonmin Share Option Scheme 1994 and over 6,207 shares of the Company at a subscription price of 1,007 pence (1,563 cents) under The Lonmin Savings Related Share Option Scheme 1994.

21 Share options continued

At 30 September 2002, the following options were outstanding:

	Options outstanding (No. of shares and subscription price range)	Aggregate of subscription prices £m/$m	Normal exercise period
Executive Schemes			7 year periods expiring on or dates between: –
The Lonmin Overseas and Associate Share Option Scheme	15,662 (375p) (582c)	0.1/0.1	1.7.2003
The Lonmin Share Option Scheme 1994	56,200 (1,150p) (1,785c)	0.6/0.8	1.7.2012
The Lonmin Executive Share Option Scheme	2,902,637 (250p - 1,150p) (388c - 1,785c)	27.0/41.9	20.7.2004 - 1.7.2012
Savings Related Scheme			6 month periods expiring on dates between: –
The Lonmin Savings Related Share Option Scheme 1994	79,047 (216p - 1,007p) (335c - 1,563c)	0.3/0.5	31.4.2004 - 31.1.2009
	3,053,546	28.0/43.3	

Note

294 individuals held options under the share option schemes. 23 held options under the Savings Related Scheme and 294 held options under the Executive Schemes.

The US dollar equivalents have been calculated by translating the sterling amounts at the exchange rate ruling at 30 September 2002.

22 Reserves

Group	Revaluation reserve $m	Capital redemption reserve $m	Profit and loss account $m
At 30 September 2001	17	73	312
Profit for the financial year	-	-	185
Dividends	-	-	(101)
Capital return	-	-	149
Share buybacks	-	15	(128)
Transfers	(1)	-	1
Exchange differences	-	-	11
At 30 September 2002	**16**	**88**	**429**

Reserves have been reclassified to show the capital redemption reserve separately and to include other reserves in the profit and loss account.

Cumulative goodwill written off on acquisition of subsidiaries acquired since 23 December 1989 amounts to $7 million (2001 – $7 million).

23 Minority interest

Minority interest includes proposed dividends amounting to $10 million (2001 – $9 million).

24 Pension costs

The Group operates a variety of funded pension schemes in the United Kingdom and overseas. The total pension cost for the Group was $9 million (2001 – $9 million), all of which related to overseas schemes, which were defined contribution plans. There were no accrued obligations under defined contribution plans.

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in (a) are those required by the standard. FRS 17 – Retirement Benefits was issued in November 2000 but is not required to be fully adopted by the Group until the year ended 30 September 2003. Transitional disclosures do, however, apply and have been detailed in (b).

(a) SSAP 24 Disclosures

In the United Kingdom, there are two defined benefit schemes, the Lonmin Superannuation Scheme (the LSS scheme) and the Scottish and Universal Investments Scheme (the SUITS scheme). The LSS scheme applies to the current employees of the Group whereas the SUITS scheme has no active members as it relates to pensioners and deferred pensioners of former subsidiaries of the Group.

The LSS Scheme

The pension costs relating to the LSS scheme have been assessed in accordance with the advice of qualified actuaries based on a valuation conducted on 1 October 1999. At this date, the market value of the United Kingdom scheme assets, in aggregate, was $116 million. Assets of the pension scheme were sufficient to cover 127 per cent of the benefits accruing to the members.

The United Kingdom pension charge has been assessed using the attained age method as approved under SSAP 24 with the following principal growth rate assumptions:–

Investment return	6 per cent per annum
Rate of increase in salaries	4 per cent per annum
Rates of increases in pensions in payment	3 per cent per annum

The SUITS Scheme

The pension costs relating to the SUITS scheme have been assessed in accordance with the advice of qualified actuaries based on a valuation conducted on 6 April 1999. At this date, the market value of the United Kingdom scheme assets, in aggregate, was $179 million. Assets of the pension scheme were sufficient to cover 100 per cent of the benefits accruing to the members.

The United Kingdom pension charge has been assessed using the current unit method as approved under SSAP 24 with the following principal growth rate assumptions:–

Investment return	8 per cent per annum
Rates of increases in pensions in payment	5 per cent per annum

The Overseas Schemes

In respect of overseas schemes, pension costs have been determined in accordance with the latest actuarial advice where practicable and otherwise in accordance with local regulations.

The Group provides healthcare benefits for qualifying pensioners in South Africa. The costs of these benefits have been assessed in accordance with the advice of qualified actuaries and are detailed in note 18 on page 42.

(b) FRS 17 Disclosures

The LSS Scheme

For the LSS scheme the actuarial valuation was conducted on 30 September 2002 using the following major assumptions:

Discount rate	5.5 per cent per annum (2001 – 6.5 per cent per annum)
Inflation assumptions	2.5 per cent per annum (2001 – 2.5 per cent per annum)
Rate of increase in salaries	4 per cent per annum (2001 – 4 per cent per annum)
Rate of increases in pensions in payment	2.5 per cent per annum (2001 – 2.5 per cent per annum)
Contribution rate in the year	nil per cent per annum (2001 – nil per cent per annum)
Expected future contribution rate	nil per cent per annum (2001 – nil per cent per annum)

24 Pension costs continued

The assets and the expected rates of return are:–

	2002		2001	
	Expected return %	$m	Expected return %	$m
Insurance policies	5.0	61	5.0	50
Equities	8.0	33	7.0	44
Bonds	5.0	15	5.0	7
Total market value of assets		109		101
Limitation on the use of surplus		(1)		(16)
		108		85
Present value of scheme liabilities		(103)		(79)
Surplus		5		6
Related deferred tax liability		(2)		(2)
Net pension asset		3		4

The net pension asset shown above has not been included in the primary statements.

An analysis of the amount which would be charged to operating profit is as follows:

	2002 $m
Current service cost	-
Past service cost	-
Total operating charge	-

An analysis of the amount which would be charged to other finance income is as follows:

	2002 $m
Expected return on pension scheme assets	(2)
Interest on pension scheme liabilities	2
Net return	-

An analysis of the amount which would be recognised in the statement of total recognised gains and liabilities (STRGL) is as follows:

	2002 $m
Actual return less expected return on pension scheme assets	(10)
Experience gains arising on scheme liabilities	1
Changes in assumptions underlying the present value of the scheme liabilities	(6)
Actuarial loss recognised in the STRGL	(15)

24 Pension costs continued

The movement in the scheme surplus during the year is as follows:

	2002 $m
Surplus in scheme at beginning of year	22
Movement in year:	
Current service cost	-
Contributions	-
Past service cost	-
Other finance income	-
Actuarial loss	(15)
Translation exchange	(1)
Surplus in scheme at end of year	6

The SUITS Scheme

For the SUITS scheme the actuarial valuation was conducted on 30 September 2002 using the following major assumptions:

Discount rate	5.5 per cent per annum (2001 – 6.5 per cent per annum)
Inflation assumptions	2.5 per cent per annum (2001 – 2.5 per cent per annum)
Rate of increases in pensions in payment	5 per cent per annum (2001 – 5 per cent per annum)
Contribution rate in the year	nil per cent per annum (2001 – nil per cent per annum)
Expected future contribution rate	see note below (2001 – nil per cent per annum)

As at 30 September 2002, a Company funding requirement is anticipated based on an actuarial valuation which is not expected to be material.

The assets and the expected rates of return are:–

	2002		2001	
	Expected return %	$m	Expected return %	$m
Insurance policies	5.0	132	5.0	132
Equities	8.0	13	7.0	18
Bonds	5.0	7	5.0	4
Total market value of assets		152		154
Present value of scheme liabilities		(166)		(155)
Net pension liability		(14)		(1)

The net pension liability shown above has not been included in the primary statements.

24 Pension costs continued

An analysis of the amount which would be charged to operating profit is as follows:

	2002 $m
Current service cost	-
Past service cost	-
Total operating charge	-

An analysis of the amount which would be charged to other finance income is as follows:

	2002 $m
Expected return on pension scheme assets	(1)
Interest on pension scheme liabilities	1
Net return	-

An analysis of the amount which would be recognised in the statement of total recognised gains and liabilities (STRGL) is as follows:

	2002 $m
Actual return less expected return on pension scheme assets	(5)
Experience losses arising on scheme liabilities	(3)
Changes in assumptions underlying the present value of the scheme liabilities	(5)
Actuarial loss recognised in STRGL	(13)

The movement in the deficit during the year is as follows:

	2002 $m
Deficit in scheme at beginning of year	(1)
Movement in year:	
Current service cost	-
Contributions	-
Past service cost	-
Other finance income	-
Actuarial loss	(13)
Translation exchange	-
Deficit in scheme at end of year	(14)

25 Related party transactions

The Group's related party transactions are summarised below:

	2002 $m	2001 $m
Sale of goods to minority shareholder	8.9	22.2
Amounts due to minority shareholder	0.7	0.4
Amounts due from minority shareholder	2.5	3.4
Refining charges paid to minority shareholder	0.5	4.7
Commissions paid to minority shareholder	2.6	4.3
Management contracts – costs incurred	0.8	0.7
Management contracts – fees reimbursed	0.8	0.7
Finance facility for housing provision in Zimbabwe	-	0.1

The minority shareholder is Impala which holds a 27% stake in the platinum operations.

The Group has taken advantage of the exemption under FRS 8 – Related party disclosures not to disclose related party transactions between subsidiary companies.

26 Capital commitments

Group	2002 $m	2001 $m
Contracted for but not yet provided	70	21

27 Operating and finance leases

The annual commitments of the Group under non-cancellable operating leases analysed according to the period in which each lease expires were as set out below:

	Land and buildings	
	2002	2001
Group	**$m**	$m
Operating leases which expire:		
Between one and five years	–	1
Over five years	1	1
	1	2

Obligations under leases comprise:

	Operating leases		Finance leases	
	2002	2001	**2002**	2001
	$m	$m	**$m**	$m
Rentals due within 1 year	1	2	2	2
Rentals due after more than 1 year:				
from 1 to 2 years	1	2	2	2
from 2 to 3 years	1	1	–	2
from 3 to 4 years	1	1	–	1
from 4 to 5 years	1	1	–	–
After 5 years	2	2	–	–
	6	7	2	5
Total	7	9	4	7
less amounts representing interest			(1)	(3)
Present value of net minimum lease payments			3	4
Less current lease obligations			(1)	(1)
Non-current lease obligations			2	3

Obligations under finance leases are included in notes 14 and 15 to the Accounts on page 37.

28 Post balance sheet event

On 28 October 2002, the Company sold its gold mining interests in Zimbabwe to Pemberton International Investments Limited for $15.5 million paid in full on completion

29 Net cash flow from operating activities

	2002 $m	2001 $m
Group operating profit	333	490
Depreciation charge	39	51
Increase in stock	(11)	(10)
Increase in debtors	(6)	(19)
Increase/(decrease) in creditors	4	(8)
(Decrease)/increase in provisions	(2)	1
Exchange	-	20
Other	2	-
Net cash inflow from operating activities	359	525

30 Capital expenditure and financial investment

	2002 $m	2001 $m
Purchase of tangible fixed assets	152	115
Purchase of fixed asset investments	77	12
Purchase of current asset investments	1	1
Sale of current asset investments	-	(1)
Repayment of loans receivable	-	(1)
	230	126

31 Acquisitions and disposals

	2002 $m	2001 $m
Investment in associate	-	(6)

32 Reconciliation of net cash flow to movement in net (borrowings)/cash and deposits

	2002 $m	2001 $m
Balance at 1 October	523	422
Decrease in cash in the year	(117)	(12)
Cash (inflow)/outflow from management of liquid resources	(433)	98
Cash (inflow)/outflow from loans	(129)	2
Effect of exchange rate movements	1	13
Balance at 30 September	**(155)**	523

33 Analysis of net (borrowings)/cash and deposits

	At 1 October 2001 $m	Cash flow $m	Transfers $m	Exchange movements $m	At 30 September 2002 $m
Cash	95	(61)	-	-	34
Overdrafts	(1)	(56)	-	1	(56)
	94	(117)	-	1	(22)
Liquid resources	433	(433)	-	-	-
Loans due after one year	(3)	(130)	1	-	(132)
Loans due within one year	(1)	1	(1)	-	(1)
	523	(679)	-	1	(155)

Liquid resources represented cash held in short-term deposit accounts.

34 Parent company disclosures

Tangible assets	Plant, machinery, fixtures and equipment $m
Cost:	
At 30 September 2001 and 2002	2
Depreciation:	
At 30 September 2001 and 2002	1
Net book value:	
At 30 September 2001 and 2002	1

Subsidiaries	$m
Cost:	
At 30 September 2001	1,829
Intergroup transfers	2
Disposals	(10)
At 30 September 2002	**1,821**
Provisions:	
At 30 September 2001	70
Written back in the year	(10)
At 30 September 2002	**60**
Net book value:	
At 30 September 2002	**1,761**
At 30 September 2001	1,759

Fixed asset investments	Own shares $m	Investments $m	Total $m
At 30 September 2001	5	5	10
Intergroup transfers	-	187	187
Additions	-	77	77
Provided in the year	(1)	-	(1)
At 30 September 2002	**4**	**269**	**273**

Details of investments in own shares can be found in note 10 on pages 35 and 36.

	2002 $m	2001 $m
Net book value of fixed asset investments:		
Listed	**191**	5
Unlisted	**82**	5
Value at 30 September:		
Listed (market value)	**209**	5
Unlisted (Directors' valuation)	**82**	5

34 Parent company disclosures continued

Debtors	2002 $m	2001 $m
Amounts falling due within one year:		
Amounts owed by subsidiary companies	192	248
Other debtors	2	2
Prepayments and accrued income	2	-
	196	250

Creditors	2002 $m	2001 $m
Amounts falling due within one year:		
Amounts due to subsidiary companies	1,629	1,421
Other creditors	5	4
Accruals	3	2
Dividends	59	67
	1,696	1,494

Creditors	2002 $m	2001 $m
Amounts falling due after more than one year:		
Bank loan – unsecured	130	

The bank loan is repayable between two and five years from the balance sheet date and bears interest at commercial rates.

Contingent liabilities	2002 $m	2001 $m
Third party guarantees	5	5
Guarantees for subsidiaries	-	3
Ashanti put options	3	-
	8	8

There are no contingent liabilities in respect of litigation. The Ashanti put options are described in notes 10 and 19 on pages 35 and 42 respectively.

Reserves	Capital redemption reserve $m	Other reserves $m	Profit and loss account $m
At 30 September 2001	73	91	145
Profit for the financial year	-	-	12
Dividends	-	-	(101)
Capital return	-	-	149
Share buybacks	15	-	(128)
Transfers	-	(102)	102
Exchange differences	-	11	-
At 30 September 2002	**88**	**-**	**179**

Reserves have been reclassified to show the capital redemption reserve separately. The profit of the Company for the 2001 financial year amounted to $62 million.

Principal Group Companies

The following companies have been consolidated in the Group accounts and materially contributed to the assets and/or results of the Group and are classified according to their main activity.

Mining and refining	Country of incorporation	Direct interest in ordinary share capital %	Beneficial interest %	Principal activities
Eastern Platinum Ltd.	South Africa	73	73	Platinum mining
Western Platinum Ltd.	South Africa	73	73	Platinum mining and refining
Independence Gold Mining (Pvt.) Ltd.	Zimbabwe	100	100	Gold mining

A full list of Group companies will be included in the annual return registered with Companies House.

Five Year Financial Record

Year ended 30 September

	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
Turnover	**697**	866	951	896	1,773
Profit before exceptional items	**332**	523	395	190	188
Profit before taxation	**332**	523	414	188	140
Profit for the year before exceptional items	**185**	274	220	130	125
Cost of dividend (net)	**101**	110	90	46	46
Fixed assets	**1,181**	997	916	1,300	1,215
Net current (liabilities)/assets	**(6)**	404	333	44	107
Total assets less current liabilities	**1,175**	1,401	1,249	1,344	1,322
Equity interests	**675**	1,077	926	733	641
Net (borrowings)/cash and deposits	**(155)**	523	422	(197)	(177)
Equity interests per share (cents)	**479**	607	521	459	407
Dividends per share (cents)	**72.0**	64.0	50.0	29.1	29.1

Notes

1. The 2000 figures have been restated for deferred tax.
2. Ashanti is consolidated as a fixed asset investment from 2000 onwards and as an associate in previous years.

Lonmin Plc
4 Grosvenor Place
London SW1X 7YL



LONMIN

03 JAN 23 AM 7:21


CO + HC + NOx

We need clean air.

In a world where motor vehicle emissions are poisoning the environment at an alarming rate, platinum, palladium and rhodium provide the perfect autocatalyst solution, by removing over 90% of the pollutants from exhaust emissions.

Stricter emission control legislation is being enforced worldwide and it is anticipated that by 2010, all vehicles in the industrialised world, will be fitted with autocatalyst exhaust systems.

This catalysis makes use of the unique properties of Lonmin's special group of metals – platinum, palladium and rhodium. Materials for a better world.

Lonmin's Karee No. 3 & 3A Shaft Complex, near Rustenberg, South Africa.



PGM's Materials for a better world
Lonmin Plc Annual Review 2002


N2 + CO2 + H2O



The Lonmin Plc group is focused on the mining and refining of PGM's.

Lonmin Plc is the third largest primary platinum producer in the World and the only PGM's producer with a primary listing on the London Stock Exchange.

Lonmin Plc holds a 72.9% interest in Lonplats and a 28% interest in Ashanti Goldfields.

Lonmin's operations in South Africa, known as Lonplats, operates as Western Platinum Limited (WPL) and Eastern Platinum Limited (EPL). WPL includes Western Platinum Mine, Karee Mine, the Base Metal Refinery and Smelter and Western Platinum Refinery.

The mines are located in the Marikana district to the east of the town of Rustenburg in the North West Province of South Africa and the refinery is situated in Brakpan in the Gauteng Province of South Africa. Two PGM's-bearing reefs (UG2 and Merensky) are mined simultaneously in the lease area over a strike of some 27 kilometres, and at an average depth of 360 metres. Underground mining predominates, although opencast mining has been undertaken.

Base metals are produced at the Base Metals Refinery and a precious metal concentrate is sent to Brakpan for final refining. Western Metal Sales Limited markets the PGM's produced by both WPL and EPL.

Lonplats mines and refines platinum, palladium, rhodium, ruthenium, iridium and gold. The five PGM's share many of the same physical and chemical properties whether used in isolation or as a blend, including:

- **Rarity**
- **Outstanding catalytic properties**
- **Resistance to oxidation**
- **Resistance to acid corrosion**
- **Stable electrical properties**
- **Elevated melting points**

Contents

Financial Highlights Continuing Operations


EBITDA
$million
541
372
2001
2002
PBT
$million
523
332
2001
2002
EPS
cents
153.7
121.5
2001
2002
Trading cash flow per share
cents
242.9
118.9
2001
2002

	2002	2001
Profits		
EBITDA (1)	**$372m**	$541m
Operating profit	**$331m**	$490m
Profit before tax	**$332m**	$523m
Earnings per share	**121.5c**	153.7c
Dividends per share	**72.0c**	64.0c
Cash flow		
Trading cash flow per share	**118.9c**	242.9c
Free cash flow per share	**(4.6)c**	129.0c
Balance sheet		
Equity interests	**$675m**	$1,077m
Net (borrowings)/cash and deposits	**$(155)m**	$523m
Gearing (2)	**23%**	nil

(1) EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
(2) Gearing is calculated on the equity interests of the Group.
(3) The Board recommends a final dividend of 42 cents per share payable on 17 February 2003 to shareholders on the registers on 24 January 2003.

Important note

This Annual Review, which is sent to all Shareholders, contains a Summary Financial Statement rather than the full Financial Statements. Accordingly it does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Lonmin Group as can be obtained by reading this Annual Review in conjunction with a separate document entitled **Lonmin Plc Annual Report 2002**, which may be obtained free of charge, from the Company's Registrars listed on page 36. The Annual Review and the Annual Report together comprise the full Annual Report and Accounts. Shareholders wishing to receive the full Annual Report and Accounts for all future years should inform the relevant Registrar in writing at the address listed.

Information about Lonmin is available on the Group's website http://www.lonmin.com, where this and other Lonmin publications may be downloaded in their entirety. A webcast of the 2002 results is also available.



I am pleased to present the report and accounts for the year to 30th September 2002, which has been a year of steady progress across the Company.

Our results are, as always, dominated by our platinum group metal mining activities in South Africa. I commented last year that platinum group metal prices had reached levels that were probably unsustainable and this proved to be the case. The more restrained earnings reported for the year just ended reflect lower platinum group metal prices.

The Chief Executive's Statement deals in considerable detail with operational matters and I shall, therefore, confine my comments to matters of strategic import.

The most important development in the year just ended was the introduction by the Ministry of Minerals and Energy in South Africa of a new framework for the conduct of mining activities in South Africa – conventionally known as the Black Economic Empowerment Charter, or "BEE". This is designed to redress the economic inequalities and lack of opportunity for the many, that have characterised South Africa for so many years. We are wholly in sympathy with this initiative and believe that it will in the fullness of time ensure that South Africa remains a stable and welcoming home for international investment, which will be good for us as a major investor in South Africa. This is crucial to the future of Lonmin as South Africa currently accounts for substantially all of our earnings and where we are embarked upon a major capital expenditure programme designed to take our annual production of platinum group metals to two million ounces.

This BEE programme is receiving a great deal of attention from the Board and management at every level. The Board has established a Standing Committee, with executive and non-executive membership under the Chairmanship of Roger Phillimore, to oversee the process. We are well advanced in developing plans to ensure full and timely compliance with the new regime through to the issuance of so-called "New Order" mining licences covering all our existing and prospective activities.

We are in regular contact with the authorities from the highest level down in formulating and refining our response to the new requirements. As a condition of the grant of New Order mining licences we will be required to make available equity in our operations to Historically Disadvantaged South Africans. We are in active discussion with a small number of potential investor groups, while also examining the potential for a broader participation by the South African qualifying investor public. We are also, of course, maintaining a constructive dialogue with Impala, our co-shareholder in Lonplats.

We will also have to demonstrate to the authorities that we have taken or are committed to measures designed to increase the representation of Historically Disadvantaged South Africans at all levels within the company, to extend our training and education programmes and to protect the environment in and around the mines and the communities in which they operate. We will have to address our procurement arrangements and explore the possibilities that may exist for the beneficiation of our end product in South Africa.

We are well into the process and I am pleased to say are independently advised that the Company is already well advanced towards compliance with the new expected requirements in most areas. We believe that it will be possible for us to demonstrate full compliance and that this will not have a material adverse on-going impact upon our finances.

It is our objective to have reached agreement with the authorities probably in the second quarter of 2003. Shareholders will, of course, be kept fully informed of developments.

As a result of some early rumours that the measures would be much further reaching and more Draconian than they appear to be, shares of all groups with significant exposure to South African mining have been extremely volatile and substantial value has been eroded. It is essential, if confidence in South Africa is to be restored in the international investment community, that it is made clear that this is a one-time exercise rather than one that will be repeated from time to time in future. That could only lead to a permanent erosion of confidence and a drying up of foreign investment flows with all the implications that would have for South Africa. The mining industry needs a legal and regulatory environment, which is predictable and stable, if it is to make a full contribution to the future of South Africa.

We have been busy as well on other fronts. Shortly after the year-end we announced the sale of our residual gold mining assets in Zimbabwe, recovering substantially all of their book value of $16 million.

Earlier in 2002 we participated in a recapitalisation of Ashanti, the Ghanaian gold mining company in which we owned a 32% interest and in which our partner is the Government of Ghana. This was to effect a reconstruction of the balance sheet and finances of Ashanti that had been severely impacted by the financial difficulties arising from its hedge book difficulties some two years earlier. Our commitment of $75 million of new money to Ashanti should not be taken to indicate any change of strategy on our part. Lonmin remains committed to its development as a focused producer of platinum group metals. We believe that the terms of a refinancing plan earlier proposed by the Board of Ashanti were unnecessarily dilutive of the interests of its shareholders and transferred too much value to Ashanti's convertible debt holders and bullion counterparties away from Ashanti's long standing shareholders. As a result Ashanti is a better company with a more secure balance sheet and improved prospects that are already coming through in its financial results. We are under no financial pressure whatsoever to divest our shareholding in Ashanti, but it is not a strategic asset and it is our intention to exit this investment.

We are committed to minimising our cost of capital and running an efficient balance sheet consistent with our capital expenditure programme and the volatility of the metals that we produce. The Board keeps the efficiency of the balance sheet and cost of capital under constant review and plans to introduce a conservative measure of long-term leverage into the balance sheet. In this context we bought in shares at a cost of $128 million and returned a further $360 million to our shareholders in February 2002 through a Court approved scheme.

Peter Harper, who had served the Company for three successive three-year terms latterly as Deputy Chairman and Chairman of the Audit Committee, has retired. We thank him for his input and contribution through some turbulent years as the Company was transformed from a sprawling conglomerate to a focused mining company. Roger Phillimore, who has been a Board member for 5 years succeeded him as Deputy Chairman while Sir Alastair Morton took over the Chairmanship of the Audit Committee and was nominated Senior Independent Director. The executive representation on the Board has been further strengthened by the appointment shortly after the year-end, of Peter Ledger, whose considerable mining experience will be a valuable asset.

I should like to extend the thanks of the full Board to our entire management and workforce.

Sir John Craven, Chairman



In its second year as a pure Platinum Group metal miner, Lonmin has consolidated its reputation for low cost mining and further demonstrated its ability to deliver against a stated strategy.

During the year under review, ore milled, for the second year in a row, hit an all time record high quantity of 11.3 m.t. This resulted in a refined metal production of 757,451 tr. oz of platinum, an increase of approximately six percent over the previous year and ahead of our published expansion target. Total pgm and gold production was 1,467,525 tr. oz. and the cash cost per ounce excluding royalties fell year on year by around fifteen percent to $168.

There was an overall reduction in the basket of metals' average price of twenty-seven percent year on year, but we were still able to achieve operating margins of around fifty-five percent and earnings per share of 121.5 cents.

All expansion and replacement projects proceeded satisfactorily during the year. The new smelter, following some earlier commissioning problems, produced its first matte during March. It has since exceeded operating expectations, drawing down considerable quantities of the back-log of metal contained in concentrates, reverts, slags and tailings. The three pyromet furnaces replaced by the new smelter came off-line in August. We anticipate further smelting cost savings as a result and a continuing draw down of backlog materials during the coming year. We will take advantage of our additional smelting capacity, where possible, to introduce new business activities.

The vertical shafts at Karee and Eastern Platinum are both progressing to plan and commissioning is expected in 2007 and 2008 respectively. The two new 120,000 tpm concentrators completed commissioning and commenced operations shortly after the year-end. They will be used to concentrate opencast ore until they assume their designated roles at the Karee No 4 shaft and the Pandora J.V. respectively. At year-end we had an opencast stockpile of just over 1 million tonnes, which, together with new opencast production, will keep both concentrators operating at full capacity during the coming year. This, together with ongoing underground production gives us confidence in our ability to maintain our published expansion profile and reach the 870,000 tr. oz Pt production figure forecast for the coming year.

The Pandora joint venture has now received approval from the South African Competitions Board. Empowerment criteria are well in hand and we expect to finalise the processing of the mining authorisation soon. Operations will commence shortly thereafter.

Our safety record this year was a great disappointment to us, the more so after the encouraging improvements of the previous year. On a positive note, however, we are able to report that there were no underground fatalities associated with either falls of ground or scraping and rigging. These categories of accident have historically presented the greatest underground threat. Training programmes to promote heightened awareness, risk management and procedure compliance in these areas have proved effective. We will redouble our efforts to extend these skills to other areas with particular reference to the year's unusual number of non-mining incidents, which we should be able to eliminate totally.

Our record production of pgm's was delivered into strong markets. Platinum demand rose by some eight percent and exceeded the six million-ounce level for the first time ever. Only negative sentiment surrounding the world's economies had a depressing effect on prices.

There are two main drivers of future Platinum demand. The first is the automobile industry as diesel engines become subject to the ever-tightening emission control standards and new countries join the list of those already applying emission controls, and the second is the expected increase in jewellery demand particularly in China but also in Japan following the recent liquidations of stock.

As a result of these influences, the market outlook for Platinum supply and demand, remains strong and the consensus opinion supports a continuing balance, if not a small deficit, in supply for some time, underlining confidence in our expansion plans.

We have reconfirmed our commitment to a previously announced major capital investment in our South African operations over the ten-year period, ending 2010 but at the same time have taken full advantage of the strength of our balance sheet and the Company's international position, to move towards an active participation in the mining of pgm's outside South Africa.

Together with a Canadian mining junior we are exploring some twenty-one properties around the Sudbury Basin area. Our arrangements here provide for a minimum exploration spend of $4.5m over a two-year period. Results to date on certain of the properties are encouraging.

Work also continues on the feasibility study at the Panton Sill project in Western Australia and we have been sufficiently encouraged to underwrite a rights issue to raise approximately $1.5m to complete this study. Metallurgical test-work is underway which if successful will result in a new process for the PGM industry. A 10.6 million-ton resource at an average grade of 5.8 g/t pgm's plus gold or a total of 4.5 million ounces has already been delineated and we expect to complete a detailed feasibility study in early 2003.

More recently an exploration project in the Mibango area of Tanzania has been added to our international portfolio.

In order to maximise the use of our smelting capacity, we have initiated the procurement of a supply of spent autocatalysts with the intention of re-cycling the contained pgm's. On successful completion of a technical appraisal we expect a growing participation in this type of business. Recycling could make not only a valuable contribution to revenues but would also enable us to participate further in the global sustainability initiatives which will require an increasing re-cycling element of primary products.

In keeping with our declared pgm focus, we were able to complete just after year-end the outright sale of our Zimbabwean gold assets to a Black Empowerment South African Group and during the year we participated in the re-financing of Ashanti Goldfields, details of which are covered in the Chairman's Statement.

In summary, the Group has enjoyed another good year both operationally and financially and the platinum market outlook for the coming year remains strong.

Finally I would like to echo the Chairman's acknowledgements and extend my own personal thanks and appreciation to all the employees whose efforts and loyalty have once again contributed to this solid performance.

Edward Haslam, Chief Executive



121
Days

1977 The year catalytic converters were introduced into the USA, there were 121 smog alert days in the Los Angeles Basin – four months of harmful air.



1

Day

1999 There was only one such day even though car use in California has doubled in the last 20 years.

Lonmin Platinum – South Africa

Mining

Lonplats had an exceptional production year in 2002, exceeding all expectations by producing over 12.3 million tons of ore of which 11.3 million tons was milled. Furthermore, an all-time record was achieved in September when 1 million underground tons were milled for the month. The opencast operation managed to accumulate in excess of 1 million tons of stockpile for feed to the two new concentrators commissioned in October 2002. These two concentrators were completed ahead of schedule and costs are within budget.

Regretfully 11 fatal accidents occurred during the year of which 8 occurred in the three mining units. We convey our condolences to all the families of the deceased. There were, however, no accidents on the reef horizon where the majority of persons work. Zero fatals were reported in the categories of "Scraping & Rigging" and "Falls of Ground"; these two categories historically accounted for about 65% of fatals. There were, unfortunately, 5 "Trucks & Tramming" fatalities and 3 engineering related accidents. During 2003 more focus will be given to these areas.

Smelting

Smelting operations were challenged during the first half of the year by the commissioning of the new smelter. Regrettably the commissioning and expansion operations at the smelter resulted in two fatalities. The new smelter was brought on line in March following a delay of some three months. This delay was the result of water damage to the brick lining of the new furnace, which occurred during the early stages of commissioning. Following a number of teething problems the new smelter operated effectively for the last three months of the financial year at close to design capacity. At the beginning of September the three Pyromet furnaces were taken off line and put on a care and maintenance basis; this followed the earlier mothballing of the two Infurnco furnaces and the Merensky Furnace. Production of PGM's and gold in matte rose from 44,163 kgs in 2001 to 46,557 kgs in 2002, an increase of 5.4 %.

Base Metal Refinery and Precious Metal Refinery

The Base Metal Refinery and the Precious Metals Refinery continued to achieve excellent recoveries as a result of the ongoing improvements in process technology, which were introduced during the course of the year. Refined platinum production of 757,451 troy ounces was 5.7 % higher than that achieved during 2001 whilst total PGM's and gold production rose 8.1 % to 1,467,525 troy ounces.

Capital Expenditure

The project capital for the expansion period has remained relatively constant. The sulphur fixation plant was redesigned to cater for more stringent emission requirements; this will increase the capital cost by about $8 million. Escalation on all the major projects was adjusted on the unspent portions.

Capital Expenditure
$millions


150
2001
2002

Major project capital expenditure to 2008 $millions	**Foreseen September 2002**	Foreseen September 2001
Projects Capital Expenditure	**437**	425
Ongoing Capital Expenditure	**230**	210
Expenditure on Environment	**22**	20
Process Improvements	**10**	10
Total:	**699**	665

Demand for PGM's in auto catalyst manufacture is at an all time high...


Engine control computer (ECU)
Tail pipe
Sensors
PCV Valve
EGR Valve
High energy ignition
Engine modifications
Evaporative emissions system
Under floor catalytic converter
Close coupled catalytic converter
Low thermal inertia pipes & manifold

Diagram of the emissions control in a car
Most modern cars are fitted with three-way catalytic converters. These converters remove 98% of emissions from a car exhaust.

Units Costs

Cash Costs per refined ounce of PGM and gold (excluding royalties) increased 11.7% year on year, in Rand terms, to R1,780/oz. South African inflation, linked to the considerable depreciation of the Rand, and some one-off costs, contributed to this increase. However, cash costs per refined oz of PGM's and gold in dollar terms declined 14.7% to $168.

Major Projects' Progress

Saffy Shaft Project

This project recorded three reportable accidents and has remained fatality free during 2002 thus accumulating 228,230 fatality free shifts.

During the past twelve months shaft sinking, station development, and level construction continued according to plan. For the year 144 metres of shaft sinking was achieved. The shaft bottom is now 530 metres below surface. This permitted the completion of the development on 11, 12, 13 and 14 level with work currently in progress on 15-level. Development on 15-level includes access to the bottom of the raise bored ventilation shaft.

Hossy Shaft Project

This project has also remained fatality free since it commenced on 27 August 2001 and has accumulated 76,538 fatality free shifts. In addition the project has also been reportable accident free.

During 2002, 309 metres of shaft sinking was completed which was some 26 metres less than plan due to delays in headgear steelwork deliveries and a delay in the commissioning of the kibble winder.

The first station will be established at a depth of 356 metres below surface and this work commenced in October 2002. Work on the surface infrastructure has progressed well, and is on schedule.

Other surface infrastructure such as reef and waste silos, workshop, and sewerage plant are also complete.

K4 Shaft Project

Unfortunately this project recorded a fatality on 15 July 2002. During the year 7 reportable injuries were also recorded.

The K4 ventilation shaft was sunk 837 metres to its current depth of 898 metres below surface. This now permits access to the first level (26 level) where horizontal development of the station has commenced.

The K4 main shaft was sunk 432 metres during the year to its current depth of 483 metres below surface.

Pandora Project

The South African Competition Authorities have given their permission for the Pandora project to proceed. Lonplats is in the process of acquiring surface rights and finalising the BEE participation. Tender documents for various initial contracts and establishing control systems for the Engineering Procurement Cost Management contract are being finalised.

Opencast Project (Metallurgical)

The cold commissioning at both new concentrator sites progressed well; first concentrate was delivered from both plants in October 2002, one month ahead of schedule.

Converters

The increase in smelting capacity has necessitated an increase in converter capacity. The two existing converters will be replaced by three new more efficient converters capable of treating all the matte produced by the new furnace. The first of the new converters was brought on line during June and the project is scheduled for completion during March 2003.

Cash Cost per refined oz of PGM
(excluding royalties) $millions


197
168
2001
2002

Refined Production of PGM's – oz's

1998	1,194,039
1999	1,163,009
2000	1,235,501
2001	1,357,301
2002	**1,467,525**

...a simple device with an incredible impact.



Insulation
Ceramic honeycomb catalyst
Insulation cover
Outlet:
N2 + CO2 + H2O
Inlet:
CO + HC + NOx
Shield
Catalyst halfshell housing
Intumescent mat

Diagram of a catalytic converter

The three most harmful emissions from petrol engines are:

1 Carbon Monoxide (CO), and

2 Hydrocarbons (HC), or volatile organic compounds (VOCs). Sunlight breaks these down to form oxidants, which react with oxides of nitrogen to cause ground level ozone (O_3), a major component of smog.

3 Nitrogen oxides (NO and NO_2, together called NO_x) are the third. These contribute to smog and acid rain.

These are the three regulated emissions and also ones that catalytic converters are designed to reduce. A three-way catalytic converter simultaneously oxidises carbon monoxide (CO) and hydrocarbons (HC) to carbon dioxide (CO_2) and water (H_2O) whilst reducing the nitrogen oxides (NO_x) to nitrogen gas (N_2).

Sulphur Fixation Plant

Construction of this plant commenced in June 2002. Approximately 96% of the SO_2 which is currently vented from the main stack will be converted to Calcium Sulphite which will be disposed of in an environmentally friendly manner. This project is scheduled for completion in July 2003.

Mineral Reserves

The total proved and probable reserves of PGM's and gold have dropped slightly from 80.4 million troy ounces last year to 76.8 million troy ounces this year, as a result of depletion by mining and adjustments to the deeper levels of K4 shaft. This figure is estimated in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves (SAMREC).

Research and Development

Minerals Processing

Significant advances have been made in evaluation and development of new technologies (such as ultra fine grinding and experimental reagents for flotation), using the Lonmin Pilot plant and FCTR (flotation characterisation test rig). Many of these advanced process techniques have been incorporated in the design of the new concentrators.

New Concentrators

The K4 concentrator, which is based on the successful Karee UG2 concentrator design, was commissioned during October 2002.

The new Eastern Platinum "C" concentrator (which was also commissioned during October 2002) will utilise ISA milling technology for ultra fine grinding, to treat the more complex Eastern Platinum UG2 ore. This, combined with an advanced level of process control, will improve the recoveries on this difficult ore to the same levels as at Western Platinum's concentrators.

Mechanisation and Automation

Work continues into the feasibility and efficiency of mining the flat-dipping, narrow, tabular ore bodies of the Merensky and UG2 reefs by means other than conventional cyclical drill and blast methods. The current foreseen methodology of operation is one whereby the reef and associated country rock will be cut by mechanical means. Coal operations have utilised rock cutting for decades and advancing technology in material properties and engineering are rapidly bringing hard rock cutting into economic reality.

Narrow Reef Miner (ARM 1100)

The program to develop a narrow reef hard rock mining machine commenced with a visit to the Voest Alpine Bergteknik manufacturing facility in Austria during 1999. This venture represents Lonplats flagship project in mechanisation and automation and has the potential to fundamentally change the Group's operations.

The machine was delivered to Lonplats within one year of the conceptual design being finalised and has been working underground at Rowland shaft 25 Level since January 2002.

Basket Price of Metals
($/Kg)


18.652
13.662
2001
2002

Mineral Reserves

PGM's & Gold troy oz (millions)	**2002**	2001
Proved	2.61	2.70
Probable	74.19	77.70
Total:	**76.8**	**80.40**

(See www.lonmin.com for a more detailed analysis of mineral reserves)

Future demand for PGM's is positive...



2000

Box Hole Borer

The development of ore passes and travelling ways is one of the most dangerous tasks performed underground.

Accordingly, a further project in collaboration with Sandvick Tamrock – Voest Alpine to develop a box hole borer has been established. The box hole borer is a machine that will mechanically drill vertical and near-vertical excavations thus eliminating the hard, arduous and inherently dangerous manual work. Other important features of the machine are its ability to be moved from one site to another with minimum dismantling time and erection.

Mechanised Machinery

Certain areas of reserves on Lonplats mines are of such a width that they can be mined using trackless mining machinery. Trials are being pursued in order to learn more about this type of mining technique and to benchmark against the considerably improved efficiencies that the local chrome operators are achieving.

Intelligent Mine Communications

This is an important step in preparing our organisation for the 21st century. This project involves construction of a surface control room with a SCADA package and the installation of fibre optic cable, which form the backbone of the system. This system allows for the integration of real time data with voice and video capabilities, which facilitate improved decision-making and reduced reaction times to events.

Fuel Cells

Lonplats is the only platinum producer affiliated to the Fuel Cell Propulsion Institute of America. This institution together with Lonplats is planning to develop a 10-ton locomotive powered by a fuel cell for use underground.

New Era Loco And Caboose

The intermediate step between our current method of rail bound transport and that of our future vision of haulage conveyor belts, is the remote controlled locomotive. With this concept, one person operates the loco in either direction, the loco cab and caboose having been enhanced both ergonomically and operationally. The operator is always facing in the direction of travel and the risk of a third party being injured is removed. This concept has been successfully implemented into the operations of Lonplats and will over the next five years replace all the current conventional units. Conventional locomotives will be fitted with a modern voice communication system between driver and guard, thus eliminating one of the major causes of locomotive accidents.

Independence Gold – Zimbabwe

Gold production for 2002 was 177,000 ounces, a 5% increase on the 169,000 ounces achieved in 2001. Muriel Mine was sold during the year and made no contribution to the overall output.

Accident severity rates improved significantly on the previous year and there was one fatality during the period.

The reserve and resource base increased during the year to 4.2 million ounces as a result of the recent focused exploration programme.

The Group's gold interests in Zimbabwe were sold on 28 October 2002 for a cash sum of $15.5 million which was paid on completion. In completing the sale the Group acknowledged the efforts of the entire management team in the context of the extremely difficult operating conditions in Zimbabwe.

...as auto catalyst technology is introduced
into a larger variety of vehicles,



2007

Many governments, including the USA, Japan and the EU are now applying stricter emissions standards. By 2007 most industrialised countries of the world will have introduced the stringent USA and EU low emissions standards.

The year under review presented significant macro-economic challenges to our traditional PGM markets as the World's principal economies operated against a backdrop of negative sentiment and economic uncertainty. Lonmin's main markets for its basket of PGM's were not immune from these difficult trading conditions but the principal PGM, platinum, demonstrated a resilience, supported by robust current and forecast supply and demand fundamentals which drove the open market price to 15-month highs.

Platinum demand from the automobile and jewellery sectors accounted for almost three quarters of total global demand for the metal. In North America, automobile demand was maintained at significantly higher levels than forecast as the major automobile companies offered zero-finance incentives to customers throughout the year. In Europe and Asia, although sales were less buoyant, the implementation of ever-tightening legislation on pollutant exhaust emissions from passenger motor vehicles, especially diesel automobiles, is seen to be positive for platinum. Almost 40% of all new cars sold in Western Europe were diesel powered and catalyst technology currently used on these vehicles to meet Euro III legislation is based solely on platinum. Common-rail diesel engine technology dispels many of the historical myths surrounding poor performance by diesel automobiles and many market analysts see the US light vehicle industry as a possible driver of incremental demand for future years.

The second pillar of strength for platinum was clearly the jewellery market or, more precisely, the Chinese jewellery market. Having previously usurped Japan's predominant position, China recorded double-digit market growth, as an insatiable public demanded new products and designs from manufacturers who would otherwise have felt nervous about financing inventory in a period of rising platinum prices. The promotional campaign during the year was extended to more cities whose populations met the target criteria.

The traditional cornerstones of the jewellery market, Japan and North America suffered during the year as consumer confidence ebbed in line with the respective domestic economic performance. It was important, in this climate, to lay the groundwork for a more broad-based jewellery market by supporting investment to stimulate future growth in Taiwan, Korea and India.

Cleary the strong performance of the platinum price during the year reflected the positive fundamental outlook for the metal but this was complemented by increased speculative activity in the New York and Tokyo commodity exchanges. It is recognised that less than impressive returns from traditional equity markets and the resurgence of gold investment interest would have certainly attracted many of the speculators and hedge funds to platinum.

The global economic downturn had a more pronounced effect on the other metals in the PGM metals basket. Palladium markets suffered as its principal market, automobile catalysts, contracted due to the significant inventories of the metal held by automobile companies which still overhang the market. The incentive-driven automobile sales in North America and strong diesel sales in Europe could not cushion the price as it fell towards $300/oz since palladium has currently no significant role to play in diesel catalysis while the producers of gasoline-powered vehicles chose to draw down their inventories. Russia withheld palladium spot shipment during the year in an attempt to balance the market.

Towards the end of the period the dental and electronics industries reported a slight increase in palladium usage over the previous six months and it is hoped that this can continue as the key economies of Asia bottom out and the palladium price consolidates at these lower levels where substitution by other non-PGM metals is less attractive.

Fuel cells continue to be an exciting potential for the future and we continue to believe that we will see significant progress and development in the next decade. There is currently no commercial fuel cell industry, but considerable advances are being made in reducing costs, the main impediment to commercial realisation, across all applications. The PGM industry continues to support the efforts of the technology companies to unlock the opportunities and potentials offered by the stationary, portable and automotive applications.

We continue to be optimistic about the PGM markets in the coming years as the South African industry expands into increased demand for platinum. Palladium and the other PGM's will continue to be challenged by the macro-economic trading environment.

...and global emission legislation for both gasoline and diesel vehicles becomes more stringent...



Over 85% of all new petrol vehicles sold globally are fitted with catalytic converters. The countries coloured green in the map have introduced some form of emissions legislation. The USA and Japan led the way in 1975. Since then most countries with large vehicle populations have followed.

Review of Business Development

We continue to search for those rare PGM exploration opportunities that meet our pre-set investment criteria.

Australia

Panton Sill Project

The project is located in the Kimberly district of Western Australia, some 700 km south of Darwin, and is owned and managed by Platinum Australia Limited (PLA), in which Lonmin is the major shareholder.

The project is at an advanced stage, and, subject to the successful outcome of metallurgical test-work now in progress, PLA expects to complete a detailed feasibility study early in 2003.

During the past year, PLA completed a drilling programme which resulted in an upgrade of the identified resource to 4.5 million ounces of PGM+Au. This included a high-grade Top Reef resource of 10.6 million tonnes at an average grade of 5.8 g/t PGM+Au.

Two bulk samples were mined from a 300 metre long exploration decline which accessed the Top Reef approximately 70 metres below surface. The bulk samples were sent to South Africa for metallurgical evaluation and pilot plant test-work.

Preliminary mine designs have been completed and detailed design is now under way.

An extension of time to complete the detailed feasibility study became necessary due to the complex metallurgy of the ore and the consequent need to develop an appropriate metallurgical process. This is the major activity which remains outstanding and will include pilot plant testing of the process. Lonmin will share in any intellectual property so generated.

Additional funding of A$3 million required to complete the detailed feasibility study has been raised by PLA through a renounceable rights issue, underwritten by Lonmin, which closed on 13 November. Lonmin now holds 44.3% (previously 38.5%) of PLA on an undiluted basis.

Munni Munni

The Munni-Munni project situated in the Hammersley Basin district of Western Australia, some 1200km north of Perth is a joint venture with Australian junior Helix Resources Limited, Lonmin having the opportunity to earn a 50% interest.

A total of 4,724 metres of drilling was undertaken during the year. Drilling was discontinued in September when the lack of continuity of the Ferguson Reef outside of the Central Zone prompted the commencement of a full review of work completed to date.

For the Central and Northern Domain, SRK Consulting Engineers have finalised a resource estimate from the expanded drilling. The resource, totalling some 23.6 million tonnes at 2.8g/t (Pt + Pd + Au) contains 2.1 million ounces. An evaluation of the resource forms part of the above review, which is yet to be completed.

North America

During the financial year we expanded our exploration efforts into Canada. Together with Wallbridge Mining Company, we believe that the world-class nickel deposits of the Sudbury Igneous Complex have historically been under-explored for PGMs. An agreement was signed in January, with Lonmin committing a minimum of $4.5m in exploration expenditure over two years and earning a 50% interest in a property by defining an Indicated Resource. Lonmin can earn a further 15% in a property by completing a Feasibility Study and arranging finance for mine development.

Geological models indicate that the Sudbury footwall environment, where Wallbridge has acquired a good property position, is highly prospective for PGM mineralisation. Whilst exploration is still at an early stage, geological and geophysical surveys have indicated a number of attractive targets which will be explored further by diamond drilling.

Elsewhere in North America we have expanded our activity to investigate further opportunities presented by junior PGM exploration companies.

Tanzania

MIBANGO Project

The Mibango project is in cooperation with Perth based Australian exploration junior Goldstream Mining N.L. Lonmin has the opportunity of earning a 65% interest in the project which is situated near Lake Tanganyika in western Tanzania.

Rapid progress has been made by Goldstream since the agreement was signed in August this year.

Interpretation of results extends the strike length of near-surface mineralisation whilst deeper drilling has intersected a number of chromitite layers and zones of disseminated sulphides. The first analyses confirm that PGM mineralisation is associated with chromitite and sulphides in the fresh rock, as well as the PGM's which occur in the overlying oxide zone. Further geological interpretation will proceed once all results have been received.

...in turn affecting global demand for PGM's.


Platinum
Palladium
Rhodium
1992
93
94
95
96
97
98
99
00
01

As the chart above shows, global demand for PGM use in autocatalysts has grown almost year on year. Notice also the sharp increase in the last few years due to increased emission legislation.

Lonmin Plc is committed to integrating sustainable development into all its operations. The "Lonmin Plc Corporate Accountability Report 2002" available on Lonmin's website (or on request) details performance on corporate governance, and on the economic, social and environmental components of sustainable development. KPMG has reviewed both the adequacy of the safety, health and environmental (SHE) reporting systems in place and the collation process to produce the SHE performance sections of the 2002 Corporate Accountability Report.

Lonmin's operational imperatives are to promote stewardship of the natural environment, to strengthen the skills of employees, to motivate employees to achieve their potential and to contribute to the social improvement of its internal stakeholders. To do this, the Company's operations are implementing and refining systems to manage, assess, improve and monitor key performance indicators. Risk identification has become a regular part of liability assessment and includes safety, health and environmental risks. The major risks identified by Lonmin are detailed in the paragraphs below.

Black Economic Empowerment

During the financial year, the South African Government introduced new mineral rights legislation, "The Minerals and Petroleum Resources Development Act ("the Act")", together with a Black Economic Empowerment ("BEE") Charter. Lonmin supports the South African Government's broad objectives and concurs with the view that a successful implementation of the Act will make South Africa a better place in the long term for both South Africans and foreign investors alike. Lonmin is therefore committed to compliance with the new legislation in a timely manner.

Under the Act, the Securing of New Order mining licences requires demonstrable progress in the following areas:

- **Equity Participation (15% within 5 years, a target of 26% in 10 years)**
  Lonmin's credits under this heading are at this stage modest. They consist of BEE participation in Pandora; a royalty stream to the Bapo ba Mogale Tribe at Eastern Platinum; a BEE project to process tailings; and an Employee Share Scheme.
- **Procurement**
  A procurement philosophy is being devised with BEE in mind and implementation should be straightforward. It is not expected to lead to any significant increase in costs.
- **Employment Equity and Skills Development**
  Lonmin is well advanced in this area and sustaining its existing approach will enable it to meet the Charter's objectives without material additional cost.
- **Corporate Social Investment**
  Lonmin has had a continuous programme of successful community involvement for many years.
- **Beneficiation**
  Further legislation to clarify the Government's intentions in this area is expected. Lonmin already refines all its products to finished metal in South Africa and to the extent possible, sells metals to South African customers.

The Act is expected to become law early in 2003, following promulgation of the Money Bill, a separate piece of legislation covering State royalties. Clarity is also awaited on the BEE Charter's scorecard evaluation system.

HIV/AIDS

Corporate Social Responsibility is a vital component of the sustainable development drive. The HIV/AIDS programmes have concentrated on education and awareness, wellness management and community involvement. As expected, there has been an increase in the number of HIV infections and AIDS' deaths reported this past year, which correlate well with actuarial predictions. The Company has a world-class tuberculosis (TB) management programme to reduce the incidence and transmission of the disease. The higher susceptibility of HIV positive individuals to opportunistic diseases is reflected in the matching increasing trend of reported HIV cases and TB cases.

Safety

The objective for one of the mines to go fatality free for the reporting year was unfortunately not met. A total of 11 employees have lost their lives in work-related accidents. The mechanisation and automation strategy continues to address safety and workforce issues by seeking alternative mining methods that reduce the employees' exposure to dangerous situations.

A New Era Loco has been developed and is being tested at present. This is a redesigned underground locomotive that is ergonomically friendly and remote controlled.

Standards

The concept of continuous improvement in all aspects of sustainable development is being incorporated into the operations, assisted by management systems. The Western Platinum Refinery was awarded the Investors In People standard in September 2002, which focuses on the development of employees. At Lonplats ISO14001 implementation for environmental management and OSHAS18001 for safety and health, is being focused on, with three out of its nine operating units certified in ISO14001 and the rest in the process of certification.

Stakeholder Relationships

Dialogue with stakeholders, both internal and external, is a continuous process. The UBUNYE process continues to bring about an exciting, dynamic dimension into the workplace. Relationships between stakeholders are improving as the attitudes and behaviours of all parties change.

Employment Equity

The process of equal opportunity for all workers is governed by legislation in the operations and a formal plan is in place. These operations have achieved or exceeded their targets over the past year. An average of 16 hours per person has been spent on training this year, representing 4.7% of the division's payroll. This is the same as the South African Mining Qualifications Authority's percentage of payroll spent on training in the PGM sub sector for the 2000/2001 training year. Lonmin contributes to educational and other needs in its communities, with the Itereleng farming project at Eastern Platinum being one of the highlights in the development of local potential and the establishment of a sustainable business venture.

Housing development is progressing to meet the objective of housing all employees and their families close to their places of work. Currently the provision of accommodation is moving from single sex hostels to houses and married quarters. To date 1,166 houses have been built with a further 294 scheduled for completion in the forthcoming year.

Energy and Water

The efficient use of energy and water remains a challenge on the mines and reporting procedures are being improved. The electricity consumption efficiency rate improved by 10.75% in 2002, from 23.2 to 20.7 kilowatt hours per kilogram of noble metals in matte. This decrease, despite the current expansion programmes, is the result of better housekeeping and upgrading of existing power factor correction equipment. Water use efficiency has generally improved despite the current expansions. The development of accurate water balance is key to the effective management of water resources.

Rehabilitation

Rehabilitation is ongoing on all mining operations to restore the disturbed land to an acceptable final use. Ongoing rehabilitation is being conducted and a trust fund that provides for these activities at end of life of mine, has been established. Due to the current expansion, the provision has been increased by 14% during the year.

Emissions

This year the Western Platinum Refinery in Brakpan, South Africa, has phased out the use of carbon tetrachloride, an ozone depleting substance, by a change in process technology. Sulphur dioxide emissions from the smelter complex continues to be the major focus and the sulphur fixation plant that will capture over 90% of the sulphur from the current emissions is under construction and will be operational by the third quarter of 2003. This year there was a setback when the electrostatic precipitator at the platinum smelter at Marikana was destroyed by a dust explosion. The emission of particulates increased and for four months the smelter lost metal product to the atmosphere whilst the new precipitator was being built.

Effluent Management

The operations continue to monitor their impact on the water environment, with facilities installed to improve effluent management. The operations are moving towards the quantification of waste loads as required by the new water use licences to be obtained in the next 15 months. Waste strategies have formed a focus of the operations. A reduction in waste costs has been realised at the Western Platinum Refinery where an integrated waste management system has been in place for a few years.


2
3
1

PGM's: Playing a key role in everyday life

Five other uses of PGM's

[1] PGM's are a critical component in information processing, in products such as mobile phones and PC's [2] Platinum is the rarest of precious metals, and is ideal for jewellery because of its tensile strength and exceptional beauty [3] PGM's have therapeutic properties and are often used in cancer treatments [4] Platinum is ideal for biomedical components, and is used in the manufacture of pacemakers [5] Eventually all diesel vehicles will be manufactured with PGM catalysts. There is a huge diversity of uses for PGM's in manufactured goods. They include high octane petroleum, paint, explosives, fertilisers, eye glasses and refrigerators.


4
5

Executive Directors

G Edward Haslam (58)
Chief Executive

Appointed a Director in 1999 and Chief Executive in 2000. Joined Lonplats in 1987 as Marketing Director and appointed its Managing Director in 1997. Executive Chairman of Western Platinum and Eastern Platinum. He is a director of Furuya Metals Co. Limited, Tokyo.

Sam E Jonah (53)

A Director since 1992. In 1969 he joined Ashanti Goldfields Company, of which he became Chief Executive in 1986. He holds an MSc DIC from Imperial College of Science & Technology and an associateship from Camborne School of Mines. He is a director of Commonwealth Africa Investment Fund Limited and other non-Group companies.

Ian P Farmer (40)
Director Corporate Development & Marketing

Appointed a Director in 2001 with responsibilities for marketing, investor relations and corporate development. Joined the Company in 1986 and transferred to Zambia in 1990. In 1995 appointed Finance Director of Lonmin Platinum in South Africa, which position he relinquished upon his transfer to London in 2001. He is a director of the International Platinum Association.

Peter J Ledger (53)

Appointed a Director on 21 November 2002. He is a mining engineer and Managing Director of Lonplats, which position he has held since 2000. He was Operations Director from 1997 having joined the Lonmin Group in 1988.

John N Robinson (48)
Finance Director

Joined the Company in 1979 as a financial analyst and later as a finance executive working with the mining operations. Appointed Finance Director in 1999.

Right: The Board of Directors, on location at the new Eastern Platinum C Stream Opencast Concentrator in South Africa. From left to right: Sam Jonah, Ian Farmer, Sir John Craven, John Robinson, Peter Godsoe, Roger Phillimore, Edward Haslam, Peter Ledger and Sir Alastair Morton.

Non-Executive Directors

Sir John Craven (62)
Chairman

Appointed an independent non-Executive Director in 1997. Member of Audit Committee. Former member of the Board of Managing Directors of the Deutsche Bank AG and Chairman of Deutsche Morgan Grenfell Group Plc. Non-Executive Director of Reuters Holdings Plc and other non-group companies.

J Roger B Phillimore (53)
Deputy Chairman

Appointed an independent non-Executive Director in 1997. Chairman of Nomination Committee and Remuneration Committee. Member of Audit Committee. Formerly joint Managing Director of Minorco. Non-Executive Director of Aber Diamond Corporation.

Sir Alastair Morton (64)
Senior Independent Director

Appointed an independent non-Executive Director in 1998. Chairman of Audit Committee. Member of Remuneration Committee. Former Chairman of Strategic Rail Authority. Honorary Chairman and former executive co-chairman of Eurotunnel.

Peter Godsoe (64)

Appointed an independent non-Executive Director with effect from 29 November 2001. Member of Nomination Committee and Remuneration Committee. Chairman and Chief Executive Officer of Bank of Nova Scotia, non-Executive Director of Empire Company Limited and Ingersoll-Rand Company.

Management Team

South Africa

Peter Ledger – Managing Director
Brian Abbott- Finance
Tony Reilly – Legal
Stompie Shiels – Mining
Geoff Fenner – Strategic Services
Eddie Facculyn-Goushé – Central Services
Alan Keeley – Smelting and Refining
Albert Jamieson – Business Development

London

Amanda Bradshaw – Group Financial Controller
Chris Davies – Group Technical Director
Fraser King – Group Marketing and Sales
Michael Pearce – Associate Director and Group Secretary



Summary Directors' Report

Dividends

The Board recommends a final dividend of 42 cents per share to be paid on 17 February 2003 to shareholders on the registers on 24 January 2003. With the interim dividend of 30 cents paid on 16 August 2002 this would make a total dividend for the year of 72 cents per share (2001 – 64 cents).

Business review and future developments

The Summary Directors' Report should be read in conjunction with the Chairman's Statement on pages 2 and 3, the Chief Executive's Statement on pages 4 and 5, the Reviews on pages 8 to 21 and the Summary Financial Statement on pages 30 to 32 which give a review of developments and of likely future developments in the business of the Company and the principal trading operations of the Group. During the year the Company continued to focus on its platinum group metals and gold operations.

Ashanti Goldfields Company Limited ("Ashanti")

In June 2002 the Company subscribed for $46.6 million of mandatorily exchangeable notes ("MENs") issued by a subsidiary of and guaranteed by Ashanti in connection with Ashanti's financial restructuring plan. In addition, the Company also subscribed for a further $28.4 million of MENs, which are subject to a call option granted to the Government of Ghana in order to enable it to maintain its stake in Ashanti.

The Company granted put options to certain warrant holders at a strike price of $3.00 per Ashanti share in relation to shares that were issued as a result of early exercise of the existing warrants in Ashanti resulting in new equity coming into Ashanti. At 22 November 2002 options were outstanding over 2.5 million shares. None had been exercised.

Independence Gold Mining (PVT) Limited ("Independence")

On 28 October 2002 the Group sold Independence, which owned the gold mining assets in Zimbabwe, to Pemberton International Investments Limited for a cash sum of US$15.5 million paid in full on completion.

Share capital

During the year the Company bought back in the market and cancelled a total of 10.4 million ordinary shares at a total cost of £88 million ($128 million). These purchases have resulted in an improvement in earnings per share. A new authority to make market purchases of the Company's shares will be proposed at the forthcoming Annual General Meeting.

On 22 February 2002 the share capital of the Company was reduced and redenominated, following which £252 million ($361 million) surplus cash was returned to shareholders, who received 150 pence in cash and 21 new ordinary shares of US$1 each for every 25 ordinary shares of £1 each previously held. In addition 50,000 Sterling Deferred Shares of £1 each were created and issued. The principal objective of the capital reduction was to improve the efficiency of the Group's balance sheet and to enhance returns to shareholders.

Directors

The present Board of the Company and biographical details are set out on page 24. Mr P C Godsoe was appointed a non-Executive Director with effect from 29 November 2001 and Mr P J Ledger was appointed an Executive Director on 21 November 2002. Mr P J Harper retired as a non-Executive Director on 26 October 2002. At the forthcoming Annual General Meeting Sir John Craven and Sir Alastair Morton retire by rotation and Mr Ledger retires having been appointed since the last Annual General Meeting. Being eligible, they offer themselves for re-election. As noted in the Summary Directors' Remuneration Report on page 28, Mr Ledger has a service contract requiring 364 days' notice to be given to him. Sir John Craven and Sir Alastair Morton are non-Executive Directors and have no service contract with the Company and are not entitled to any notice period.

No Director had at any time during the year a material interest in any contract of significance in relation to the Company's business. The interests of the Directors in the ordinary shares of the Company are set out in the Summary Directors' Remuneration Report on page 28.

Corporate Governance

The Company complies with all the provisions affecting companies set out in the Combined Code on Corporate Governance.

Charitable and Political Donations

Charitable donations made by the Group during the year in the United Kingdom amounted to £62,105 ($91,546). No political donations were made. The Group also made contributions to social welfare causes in South Africa during the year amounting to R29.9m ($2.8m). In addition the Company has granted, for a nominal service charge, a licence to the African Medical and Research Foundation United Kingdom (AMREF UK) to occupy temporarily spare offices at the Company's head office in central London. AMREF is Africa's largest indigenous health charity and promotes African initiatives for sustained health across the Continent. The organisation tests new ideas through operations research, trains disadvantaged communities through capacity building and advocates for policy change at an international level. This has significant impact on health burdens such as HIV/AIDS which is a major concern to the Lonmin Group. Mr J R B Phillimore is a member of the Council of Management of AMREF UK.

Annual General Meeting

The 2003 Annual General Meeting will be held at 11.00 am on Thursday, 30 January 2003 at The Ball Room, The Park Lane Hotel, Piccadilly, London W1. The Notice of Meeting is set out on pages 33 to 35. An explanation of the items of Special Business is contained therein.

By order of the Board 26 November 2002

M J Pearce

Secretary

The Remuneration Committee consists entirely of non-Executive Directors and is responsible for determining remuneration policy and the remuneration packages of Executive Directors. The Committee's objective is to provide to the Executive Directors the remuneration packages needed to attract, retain and motivate Executive Directors of the quality required without paying more than is necessary for this purpose. With the exception of Mr Haslam, noted below, no Director during the year participated in any bonus scheme. The remuneration package for Executive Directors comprises a base salary, pension, life assurance and other benefits, and participation in the Company's share option schemes. Summary details of individual emoluments of Directors holding office during the year and share interests of all Directors are shown in the following two tables:

Directors' remuneration

	Salary and fees £	Benefits in kind (1) £	Total for year to 30.9.02 £	Total for year to 30.9.01 £
Executive Directors				
G E Haslam (2)	**420,000**	52,029	472,029	426,438
I P Farmer	**241,500**	35,694	277,194	131,966
S E Jonah (3)	**50,000**	-	50,000	50,000
J N Robinson	**273,000**	22,054	295,054	279,796
Non-Executive Directors				
Sir John Craven	**120,000**	-	120,000	120,000
P C Godsoe (4)	**41,984**	-	41,984	-
Sir Alastair Morton	**45,000**	-	45,000	45,000
J R B Phillimore	**60,000**	-	60,000	60,000
Former Directors				
P J Harper (5)	**50,000**	-	50,000	50,000

Notes

1. Benefits in kind comprised mainly the provision of a motor car for the use of Executive Directors and the provision of private medical insurance and, in the case of Mr Haslam and Mr Farmer, a children's education allowance.
2. During the year Mr Haslam received no payment (2001: £82,000 which is in addition to the sum disclosed above) under his bonus scheme.
3. The figures for Mr Jonah relate only to his remuneration as a Director of Lonmin Plc. He is the Chief Executive of Ashanti Goldfields Company Limited, which reimburses Lonmin Plc all his other remuneration and his benefits.
4. Mr Godsoe was appointed a Director on 29 November 2001 thus his remuneration as Director in 2002 covered only the period from then until the year end.
5. Mr Harper retired on 26 October 2002.

Ordinary share interests (All interests in the table are beneficial)

	Shares 1.10.01	30.9.02 and 26.11.02	Share Options 1.10.01	Weighted Average Exercise Price	30.9.02 and 26.11.02	Weighted Average Exercise Price
	Shares of £1	Shares of US$1[1]	Shares of £1	P	Shares of US$1	P
Sir John Craven	193,859	42,770	-		-	
I P Farmer	-	2,680	107,018	495.6834	89,018	818.3407
P C Godsoe	-[2]	3,360	-		-	
P J Harper	22,729	15,597[3]	-		-	
G E Haslam	3,132	18,030	152,018	505.5457	140,018	835.9786
S E Jonah	9,766	16,034	184,817	291.4355	46,986	414.4799
P J Ledger		39,640[4]			82,170	797.2070
Sir Alastair Morton	1,543	1,296	-		-	
J R B Phillimore	2,851	2,508	-		-	
J N Robinson	8,745	7,631	169,250	464.1039	94,986	767.3234

Notes

1. During the year the share capital was reduced and redenominated and shareholders received 150 pence in cash and 21 new ordinary shares of US$1 each for every 25 ordinary shares of £1 each previously held.
2. The interests of Mr Godsoe are shown as at 29 November 2001, the date of his appointment as a Director, and not 1 October 2001.
3. Mr Harper retired as a Director on 26 October 2002 and his interest shown in the second column is only at 30 September 2002.
4. The interests of Mr Ledger are shown only as at 26 November 2002 since he was only appointed as a Director on 21 November 2002. The 39,640 shares in which he is interested are held by The Lonmin Plc Share Trust pursuant to The Lonmin Plc Share Plan. 40 per cent and 60 per cent of those shares will pass into his ultimate ownership on 1 January 2005 and 1 January 2007 respectively, subject, normally, to his remaining within the employment of the Group. That Trust also holds an additional 296,360 shares for other key managers of Lonmin Platinum and Mr Ledger has a non-beneficial interest in those shares.
5. During the year options were granted to Mr Haslam, Mr Farmer and Mr Robinson each over 48,000, 27,000 and 27,000 ordinary shares respectively at an exercise price of 1150p per share. These options are included in the table above.
6. At 30 September 2002 and by way of comparison with the weighted average exercise prices shown, the middle market quotation for the ordinary shares as derived from the London Stock Exchange Daily Official List was 848.5p, as compared with the high and low quotations for the financial year of 1275p and 710p respectively.
7. During the year the following Directors exercised options. The market price is the market price per share on the date of exercise. The notional gain is the difference between the market price and the exercise price.

Options Exercised

	Date of Exercise	No. of Shares	Exercise Price	Market Price	Notional Pre-Tax Gain
			Pence	Pence	£
I P Farmer	5.12.01	45,000	250	1029	350,550
G E Haslam	30.11.01	60,000	250	940	414,000
S E Jonah	26.2.02	7,831	241.0262	1181	73,609
	6.6.02	130,000	250	1202	1,237,600
J N Robinson	5.12.01	3,132	408.6272	1029	19,430
	5.12.01	3,132	490.0334	1029	16,880
	5.12.01	45,000	250	1029	350,550
	5.6.02	50,000	453	1201	374,000

Directors' service contracts

Mr Haslam, Mr Farmer and Mr Robinson currently have service contracts which temporarily required two years' prior written notice of termination to be given to them. From 1 January 2002 the notice period has reduced and will reduce by one calendar month immediately following the expiry of each calendar month until 1 January 2003, from which date 364 days' prior written notice will be required to be given. If notice were given prior to 1 January 2003 and the director concerned were not required to work out his notice period, his salary and the value of his contractual benefits would be paid in lieu. Mr Jonah and Mr Ledger are entitled to 364 days' notice. Since the Board has set as an objective that all Executive Directors should have notice periods of 364 days or less, the Company does comply and has complied throughout the year with the provision of the Combined Code in this respect. Except during the temporarily extended notice periods and with the exception of Mr Ledger, there is no contractual provision for compensation to be paid to any Executive Director in lieu of notice. The non-Executive Directors are each appointed for a fixed period of three years, but subject to the provisions of the Company's Articles of Association for retirement by rotation and for earlier cessation for any other reason. No compensation is payable to non-Executive Directors for loss of office, save for arrears of fees.

Statement of the Independent Auditors to the Members of Lonmin Plc

Pursuant to section 251 of the Companies Act 1985

We have examined the Summary Financial Statement set out on pages 31 to 32, comprising the summarised consolidated profit and loss account, balance sheet and cash flow.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review with the full Annual Accounts and Directors' Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 "The auditor's statement on the summary financial statement" issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group's full Annual Accounts describes the basis of our audit opinion on those Accounts.

Opinion

In our opinion the Summary Financial Statement is consistent with the Annual Accounts and Directors' Report of Lonmin Plc for the year ended 30 September 2002 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc

Chartered Accountants
Registered Auditor
London
26 November 2002

Introduction

During the year, the Company bought back 10.4 million shares at a cost of $128 million, returned capital of $361 million to shareholders (of which $1 million remained unclaimed at 30 September 2002) and redenominated its share capital from Sterling into US dollars. An investment of a further $75 million in Ashanti was also made.

Profit and loss account

Turnover decreased by 20% from $866 million in 2001 to $697 million in 2002 due to lower average PGM prices realised in the year despite a growth in output of 8%. Production costs were lower than last year due to a devaluation in the South African rand of 20% even though PGM ounces produced increased by 8% to 1,467,525 troy ounces from 1,357,301 troy ounces. EBITDA amounted to $372 million in 2002 compared with $541 million in 2001 and the reduction in depreciation of $12 million in 2002 to $39 million arose largely because 2001 included an impairment provision of $12 million on fixed assets held in Zimbabwe. Net interest receivable of $1 million in 2002 was lower than last year due to lower interest rates and borrowings arising in the Group following the capital return to shareholders in February 2002. The resulting profit before tax amounted to $332 million in 2002, a decrease of 37% on last year's profit before tax of $523 million.

The tax charge for 2002 was $75 million compared with $150 million in 2001. Included in the tax charge were US dollar exchange profits of $53 million in 2002 and $46 million in 2001. These arose due to the devaluation in the South African rand during the year resulting in payments in US dollar amounts being lower than the originally accrued amounts and the provision for deferred tax reducing accordingly. The weakening of the rand also gave rise to taxable realised exchange profits in the local South African rand books of account of $5 million (2001 – $6 million). These exchange profits arose primarily on sales where rand receipts were higher than those originally booked at the point of sale. Excluding the effects of the US dollar exchange profits and the locally taxable exchange gains, the effective tax rate was 37% in 2002 compared with 36% in 2001.

Minority interest for the 2002 year was $72 million compared with $99 million in 2001, the reduction due to lower profits in the platinum operations in South Africa and profit for the 2002 year fell by 32% to $185 million from $274 million in 2001. Earnings per share were 121.5 cents in 2002 based on a weighted average number of shares outstanding of 152 million compared with 153.7 cents for the prior year on a weighted average number of shares outstanding of 178 million.

In line with the policy outlined in the circular to shareholders on the return of capital dated 20 December 2001, dividend declarations are now based on the reported earnings for the year, but taking into account the projected cash requirements of the business. The traditional one-third/two-thirds split of the total dividend between interim and final declarations is no longer being followed.

The Board recommends a final dividend of 42.0 cents (2001 – 40.0 cents) making total dividends for the year 72.0 cents (2001 – 64.0 cents). This represents a cover of 1.7 times on earnings (2001 – 2.4 times).

Balance sheet

Equity interests reduced from $1,077 million at 30 September 2001 to $675 million at 30 September 2002. The reduction in equity interests included the return of capital to shareholders which was approved by the Court in February 2002 of $361 million and share buybacks by the Company of 10 million shares at a cost of $123 million during October 2001 and 0.4 million shares at a cost of $5 million during August 2002. The retained profit for the year amounted to $84 million after interim and final dividends declared of $42 million and $59 million respectively. At 30 September 2002 there were 141 million $1 ordinary shares in issue.

Fixed assets include the subscription by the Company, during June 2002, for $75 million of mandatorily exchangeable notes in Ashanti. This additional investment in Ashanti was made to assist it in its financial restructuring plans and to protect against the dilution in the value of Lonmin's stake. Ashanti continues to be accounted for as a fixed asset investment.

Net borrowings at 30 September 2002 amounted to $155 million. Gearing was 23% on the equity interests of the Group and 18% on the equity and minority interests of the Group. A $355 million loan facility was negotiated during the year of which $130 million was drawn at 30 September 2002. The capital structure of the balance sheet remains under constant review with a view to optimising its efficiency.

Cash flow

The cash flow table shown on page 32 summarises the main components of the cash flow during the year. Trading cash flow was $181 million during 2002, a 58% decrease on the trading cash flow of $433 million achieved during 2001. The decrease was largely due to the lower net cash inflow from operating activities of $359 million in 2002 as a consequence of lower commodity prices reducing profitability (2001–$525 million). Corporation tax payments made in South Africa of $181 million were 66% higher than 2001 and included the payment of outstanding liabilities from 2001 together with payments on account of 2002 profits. The resulting trading cash flow per share was 118.9 cents compared with 242.9 cents for the prior period.

Capital expenditure of $152 million showed an increase of 32% on the prior period. This increase was somewhat offset by the depreciation of the South African rand during the year and expenditure stated in Rand increased by 66% from R936 million to R1,558 million. Minority dividends paid totalled $36 million and the resulting free cash flow was a negative $7 million or (4.6) cents per share.

After accounting for amounts spent on other financial investment, shares issued and bought back, the capital return and dividends, the cash outflow for the year was $679 million resulting in net borrowings of $155 million at 30 September 2002.

Summary consolidated profit and loss account
For the year ended 30 September

	2002 $m	2001 $m
Turnover	697	866
EBITDA[2]	372	541
Depreciation	(39)	(51)
Group operating profit	333	490
Share of associate's operating loss	(2)	-
Operating profit	331	490
Net interest receivable and similar items	1	33
Profit before taxation	332	523
Taxation	(75)	(150)
Profit after taxation	257	373
Minority interest	(72)	(99)
Profit for the year	185	274
Dividends	(101)	(110)
Retained profit for the year	84	164
Earnings per share	121.5c	153.7c
Diluted earnings per share	121.0c	152.4c
Dividends per share	72.0c	64.0c

[1]The results for both years relate to continuing operations.

[2]EBITDA is Group operating profit before interest, tax, depreciation and amortisation.

The summary financial statement on pages 30 to 32 was approved by the Board of Directors on 26 November 2002 and was signed on its behalf by:

Sir John Craven Chairman

J N Robinson Finance Director

Summary consolidated balance sheet
As at 30 September

	2002 $m	2001 $m
Fixed Assets	1,181	997
Current assets	182	658
Creditors: amounts falling due within one year	(188)	(254)
Net current (liabilities)/assets	(6)	404
Total assets less current liabilities	1,175	1,401
Creditors: amounts falling due after more than one year	(135)	(6)
Provisions for liabilities and charges	(160)	(150)
	880	1,245
Equity interests	675	1,077
Minority equity interest	205	168
	880	1,245
Net (borrowings)/cash and deposits	(155)	523

Summary consolidated cash flow
For the year ended 30 September

	2002 $m	2001 $m
Net cash inflow from operating activities	359	525
Interest	3	17
Tax	(181)	(109)
Trading cash flow	181	433
Capital expenditure	(152)	(115)
Minority dividends	(36)	(88)
Free cash flow	(7)	230
Acquisitions and disposals	-	(6)
Other financial investment	(78)	(11)
Shares – issued	3	4
– bought back	(128)	(19)
Capital return	(360)	-
Equity dividends paid	(109)	(110)
Cash (outflow)/inflow	(679)	88
Trading cash flow per share	118.9c	242.9c
Free cash flow per share	(4.6)c	129.0c

Note
The difference between the opening net cash and deposits of $523 million and the closing net borrowings of $155 million was made up of the cash outflow shown above of $679 million and exchange on non-US dollar amounts of $1 million.

Lonmin Plc

(Registered in England and Wales with registered number 103002)

Notice is hereby given that the ninety-fourth Annual General Meeting of Lonmin Plc will be held at The Ball Room, The Park Lane Hotel, Piccadilly, London W1 on Thursday, 30 January 2003, at 11.00 am, for the following purposes:

Ordinary business:

1. To receive the Report of the Directors and the Accounts for the year ended 30 September 2002.
2. To declare a final dividend for the year ended 30 September 2002.
3. To re-elect Sir John Craven as a Director.
4. To re-elect Mr P J Ledger as a Director.
5. To re-elect Sir Alastair Morton as a Director.
6. To re-appoint KPMG Audit Plc as auditors of the Company and to authorise the Directors to agree their remuneration.

Special business:

To consider and, if thought fit, to pass the following resolutions:

Ordinary Resolutions

7. "THAT the limit on the aggregate of all fees payable to the Directors (other than those who are Full-time Employees) contained in Article 78 of the Company's Articles of Association be and it is hereby increased to £500,000 per annum."

8. "THAT the powers conferred on the Directors by Article 12(B) of the Company's Articles of Association be renewed and that for this purpose the Section 80 Amount shall be US$46,995,000, the Restricted Section 80 Amount shall be US$14,000,000 and the Section 80 Period shall be the period expiring on 29 January 2008."

Special Resolutions

9. "THAT the powers conferred on the Directors by Article 12(C) of the Company's Articles of Association be renewed and that for this purpose the Section 89 Amount shall be US$7,048,000 and the Section 89 Period shall be the period expiring on 29 January 2008."

10. "THAT pursuant to Article 9 of the Company's Articles of Association the Company be and is hereby generally and unconditionally authorised to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of up to an aggregate of 14,000,000 ordinary shares of US$1 each in its capital at a price per share of not more than 105 per cent of the average of the middle market quotations for such a share as derived from the Daily Official List of London Stock Exchange Plc for the five business days immediately preceding the day of such purchase and not less than the nominal value of such share (in each case exclusive of expenses) and that the authority conferred by this Resolution shall expire on 29 April 2004 or, if earlier, the date of the Annual General Meeting in 2004 (except that the Company may make a purchase of its own shares after the expiry of such authority pursuant to any contract made under the authority conferred by this Resolution prior to the expiry of such authority)."

By Order of the Board

M J PEARCE, Secretary

4 Grosvenor Place, London SW1X 7YL
(the "Registered Office")
26 November 2002

Notes:

1(a) Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a member of the Company. A Form of Proxy accompanies this Notice and, to be effective, must be deposited at the Company's Registered Office, or at any of the addresses below, not less than 48 hours before the time appointed for the holding of the Meeting:-

(i) Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DB
England

(ii) Computershare Investor Services Limited
70 Marshall Street
Johannesburg 2001
South Africa

Postal Address:
PO Box 1053
Johannesburg 2000
South Africa

(b) Electronic Voting

Shareholders on the United Kingdom register may, if they wish, register the appointment of a proxy electronically by logging on to the Lloyds TSB Registrars website www.sharevote.co.uk Shareholders will need their Reference Number, Card ID and Account Number printed on the face of the accompanying Form of Proxy. Full details of the procedure are given on the website. Alternatively shareholders who have registered for a Shareview portfolio with Lloyds TSB Registrars may log on to their portfolio at www.shareview.co.uk and click on "Company Meetings". The proxy appointment and instructions **should reach the Registrars not less than 48 hours before the time appointed for the holding of the Meeting.** The Company cannot accept responsibility for loss or damage arising from the opening or use of any email or attachment from the Company and the Directors recommend that the shareholders subject all messages to virus checking procedures prior to use. Any electronic communication received by the Company and/or by Lloyds TSB Registrars on behalf of the Company, including the lodgement of any electronic proxy form, that is found to contain a computer virus will not be accepted.

South African legislation does not yet permit the electronic registration of proxy appointments. Shareholders on the South African Branch Register must therefore deposit their Forms of Proxy at one of the addresses stated in Note 1(a).

(c) Shareholders who have completed a Form of Proxy may still attend the Meeting and vote in person, should they so wish.

2 Only the registered holders of fully paid ordinary shares or their proxies are entitled to attend and vote at the Meeting. Proxies may vote only on a poll. To be entitled to attend and vote (and for the purpose of the determination by the Company of the number of votes that may be cast), such holders must be registered on the Company's register of members by 6.00 pm (London time) on 28 January 2003, or, in the event of any adjournment of the above Meeting, by 6.00 pm (London time) on the day two days prior to the date fixed for the adjourned Meeting or by the time specified in any written notice given by the Company of the adjourned Meeting. Changes to entries on the register after this shall be disregarded in determining the rights of any person to attend and vote (and the number of votes they may cast) at the Meeting.

3 The Register of Directors' Share and Debenture Interests kept by the Company under Section 325 of the Companies Act 1985 is available for inspection at the Registered Office of the Company during normal business hours on any weekday and will be available for inspection at the Annual General Meeting from 15 minutes prior to the Meeting until its conclusion.

Final dividend

4 The Directors have recommended a final dividend for the year ended 30 September 2002 of 42 cents.

Directors

5 Biographical details of all Directors are given on page 24 of the Annual Review 2002. Sir John Craven and Sir Alastair Morton are not entitled to any notice period from the Company. Mr P J Ledger is entitled to 364 days' notice.

Articles of Association

6 Article 78 of the Company's Articles of Association provides that the aggregate of the remuneration payable to Directors who are not Full-time Employees (being any person holding a full time executive position in the Company or any of its subsidiaries or Associates) shall not exceed £300,000 per annum. This sum essentially covers the £50,000 basic fee of each non-Executive Director and excludes, eg, additional amounts that are paid for the chairmanship or for the chairmanship and membership of board committees. The sum also covers the £50,000 remuneration paid by the Company to Mr S E Jonah for his services as a Director. Mr Jonah cannot be regarded as a Full-time Employee of Lonmin Plc. Although he is an employee of Lonmin Plc, he devotes the majority of his time to Ashanti Goldfields Company Limited (which is no longer an Associate of the Company) of which he is Chief Executive and which reimburses Lonmin Plc all his other remuneration and his benefits. The current £300,000 limit could become prohibitive if further appointments of non-Executive Directors were considered appropriate. Accordingly the Directors propose Resolution No 7 which will increase the limit of such aggregate remuneration from £300,000 per annum to £500,000 per annum.

Share Capital

7 The Directors' authorities to issue shares are contained in the Company's Articles of Association. The Directors propose to renew the authorities which (a) give the Directors a general authority to allot shares (Resolution No 8) and (b) permit the issue of shares, including by way of rights issue, for a cash consideration (Resolution No 9). In each case, the Directors are seeking to renew the authorities, for a period of five years expiring on 29 January 2008, within the limits laid down by the Investment Committees of certain institutional shareholders.

Resolutions Nos 8 and 9 will:

(a) give the Directors authority to issue up to 46.995 million shares for general purposes including rights issues;

(b) give the Directors authority to issue up to an additional 14 million shares for the restricted purposes specified in the Articles of Association, which will therefore permit such shares to be allotted as scrip dividends (although these are not currently offered to shareholders) and under share option schemes (in practice those which are not approved by the Inland Revenue) and will provide additional shares, which may fall to be allotted as a result of adjustments following, for example, a capitalisation issue, to the number of shares subject to any future convertible securities, warrants or options; and

(c) empower the Directors to issue (or agree to issue) up to 7.048 million of the 46.995 million shares for a cash consideration other than by way of rights issue.

The 46.995 million shares and the 14 million shares are equivalent in nominal value to 33.3 per cent and 9.9 per cent respectively of the issued share capital as at 26 November 2002 and the 7.048 million shares, which will only be issued in accordance with the pre-emption guidelines issued under the aegis of the London Stock Exchange, are equivalent in nominal value to 5 per cent of the issued share capital as at 30 September and 26 November 2002.

With the exception of the issue of shares pursuant to the exercise of options, the Directors have no present intention of issuing any of the existing unissued shares and no issue will be made which would effectively alter control of the Company without the prior consent of the Company in general meeting. The Directors consider it desirable to renew the authorities in order to retain the customary flexibility for future issues should occasion require.

Authority for the Company to purchase its own shares

8 The Directors have been conscious of the present volatility of the financial markets and of the fact that the share price of any company may at times be depressed for reasons entirely unconnected with itself or its performance and consider it desirable that the Company should continue to have authority to make market purchases of its own shares. On 6, 8 and 9 August 2002 the Directors used the Company's authority granted at the last Extraordinary General Meeting to purchase in the market 400,000 shares at an aggregate cost of £3m. In September and October 2001 the Directors used a previous authority to purchase in the market 11.72 million shares at an aggregate cost of £98m. The Directors therefore propose Resolution No 10 which will authorise the Company to make market purchases on the London Stock Exchange of up to 14 million ordinary shares of US$1 each (representing 10 per cent of the issued share capital as at 26 November 2002).

The Directors would use this authority only if they considered that it would be in the best interests of the Company and they could foresee a consequent improvement in earnings per share. On 26 November 2002 the middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 866 p (as compared with the high for 2002 to that date on 11 June 2002 of 1275 p, as similarly derived).

Recommendation

9 The Directors believe that the passing of all the Resolutions will be in the best interests of shareholders as a whole and of the Company **and are unanimous in recommending that shareholders vote in favour of them**. They will be seeking to ensure that all the votes attaching to the shares in which they are interested (totalling some 150,000 shares which represent some 0.1 per cent of the Company's issued share capital) will be cast in favour.

Secretary and registered office
Michael Pearce FCIS
4 Grosvenor Place
London SW1X 7YL

Registered in England
Number: 103002

Telephone 020 7201 6000
Telefax 020 7201 6100
Email: contact@lonmin.com
Web: http://www.lonmin.com

Group Financial Controller
Amanda Bradshaw

Investor Relations
London – Teresa Heritage (Assistant Company Secretary/Investor Relations Manager)

Johannesburg – Tony Reilly (Lonmin Platinum – Director Corporate Affairs)

Marketing
Fraser King – Group Marketing and Sales

Auditors
KPMG Audit Plc
PO Box 695
8 Salisbury Square
London
EC4Y 8BB

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
England

Telephone 01903 502541
Telefax 01903 833371

Computershare Investor Services Limited
PO Box 1053
Johannesburg 2000
South Africa

Telephone 011 370 5000
Telefax 011 370 5271/2

Principal group bankers
HSBC Bank Plc
Lloyds TSB Bank Plc
Standard Chartered Bank
Standard Bank

Financial advisers
Morgan Stanley
Cazenove & Co. Ltd

Stockbrokers
Cazenove & Co. Ltd
HSBC Bank Plc

American depositary receipts (ADR)
The Company has a sponsored Level 1 ADR programme for which The Bank of New York acts as a Depositary. Each ADR represents one (1) Ordinary share of the Company. The ADR's trade in the over-the-counter (OTC) market under the symbol LOMNY. When dividends are paid to shareholders, the Depositary makes the equivalent payment in US dollars to ADR holders.

ADR enquiries may be addressed to:
The Bank of New York, ADR Shareholder Inquiries Department, PO Box 11258, Church Street Station, New York, NY 10286 – 1258

Telephone: 1-888-BNY-ADRS (Toll free) or 1-610312-5315 (for calls from outside the US)

Analysis of ordinary shareholdings at 22 November 2002

	Number of holdings	Shares held	% of total
United Kingdom Register by category of shareholder			
Individuals	19,827	9,574,963	6.79
Banks, nominees and other corporate bodies	2,029	128,856,171	91.40
	21,856	138,431,134	98.19
South African Branch Register by category of shareholder			
Individuals	673	94,203	0.06
Banks, nominees and other corporate bodies	39	2,462,418	1.75
	712	2,556,621	1.81
Both Registers by size of holding			
1 - 500	16,239	2,685,100	1.90
501 - 1,000	3,014	2,119,594	1.50
1,001 - 5,000	2,530	4,711,371	3.34
5,001 - 20,000	369	3,538,678	2.51
20,001 - 50,000	148	4,834,057	3.43
50,001 - 100,000	91	6,215,301	4.41
100,001 - 200,000	62	9,078,889	6.44
200,001 and over	115	107,804,765	76.46
	22,568	140,987,755	100.00

Currency of Dividends

The Company's dividends are declared in US dollars. The final dividend for the year ended 30 September 2002 will be paid in sterling to UK shareholders (unless they elect to receive US dollars) calculated at the US dollar to sterling exchange rate on 24 January 2003; in Rand to shareholders on the SA branch register calculated at the Rand to US dollar exchange rate on 10 January 2003; and in dollars to all other shareholders (unless they elect to receive sterling dividends or have mandated their dividend payments to a UK bank). Elections to receive an alternative currency (dollars or sterling) should comprise a signed request to Lloyds TSB Registrars at the address shown above to be received by 1700 hours on 17 January 2003.

Dividend payment by BACS

The Company can pay United Kingdom registered shareholders' dividends direct to a bank or building society account using the Bankers' Automated Clearing Service (BACS). This means that dividends will normally be in shareholders' accounts on the same day as the payment is made. The tax vouchers will be posted to shareholders' registered addresses. Shareholders wishing to adopt this method of payment should contact Lloyds TSB Registrars.

Taxation of Dividends

Information on the tax treatment of UK dividends is given on the tax vouchers sent to shareholders.

Capital Gains Tax

For capital gains tax purposes, shareholders disposing of shares in either Lonmin Plc or Lonrho Africa Plc after 7 May 1998, who held shares prior to that date, should apportion the base cost of their original Lonmin Plc shares between the two companies. Based on the closing share prices on 7 May 1998 of Lonmin Plc and Lonrho Africa Plc, this apportionment would be 80.498 per cent for Lonmin Plc and 19.502 per cent for Lonrho Africa Plc.

The Company's capital reduction was completed on 22 February 2002. For the purposes of assessing any liability to capital gains tax UK shareholders should apportion 13.3355% of the base cost of their original shareholding to the capital reduction and the balance to their new holding of ordinary shares of US$1 each.

The market price of Lonmin Plc ordinary shares at 31 March 1982 was 38.915 pence (as adjusted for subsequent capitalisation issues), and 155.66 pence as adjusted for the consolidation of the Company's shares on 24 April 1998 and 125.303 pence as adjusted for the demerger of Lonrho Africa Plc on 7 May 1998.

Dividend Reinvestment Plan

A Dividend Reinvestment Plan (DRIP) is available through which eligible shareholders may invest the whole of their cash dividends in additional Lonmin Plc shares. Eligible shareholders on the registers on 24 January 2003, being the record date for the recommended final dividend, may participate in the plan in respect of that dividend provided their application forms are received by 3 February 2003. Copies of the DRIP brochure and application form have been sent to eligible shareholders on the registers up to 19 July 2002 and are being sent to those who are newly entered on the registers between then and 24 January 2003. Further copies are available from the Registrars.

Lonmin Corporate Individual Savings Accounts (ISAs)

Carr Sheppards Crosthwaite offers the Lonmin Corporate Stocks & Shares ISA (from which dividend income and capital gains are completely free of UK tax) for investment in Lonmin Plc shares. UK registered shareholders may subscribe to the Lonmin Corporate ISA up to a maximum currently of £7,000 annually in cash for a maxi ISA (or £3,000 for a mini ISA), by direct transfer of eligible employee shares and/or by sale and reinvestment of existing Lonmin Plc shares. To obtain full details and an application form, please contact Carr Sheppards Crosthwaite Limited, Clock House, Dogflud Way, Farnham, Surrey GU9 7UL, Tel 01252 712049, Fax 01252 734628. Carr Sheppards Crosthwaite is regulated by the FSA.

This is not a recommendation that shareholders should subscribe to the ISA. The advantages of holding shares in an ISA vary according to individual circumstances and shareholders who are in any doubt should consult their financial adviser.

Shareholder Information

There is now a range of shareholder information online. Shareholders on the principal register maintained by Lloyds TSB Registrars can check their shareholdings and find practical help on transferring shares or updating their details at www.shareview.co.uk. Up-to-date information on the Company is contained in the Company's website at www.lonmin.com.

Platinum Operating Statistics – Five Year Review

Year to 30 September 2002		2002	2001	2000	1999	1998
Development included in working costs	(metres)	**205,153.2**	189,352.9	159,685.6	152,149.0	144,349.8
Capital development including shaft sinking	(metres)	**33,036.5**	30,450.3	44,109.7	38,967.2	43,551.8
Centares mined underground ex stopes	(000)	**2,158**	1,956	1,943	1,873	1,877
Centares mined underground ex development	(000)	**272**	237	223	217	213
Total Centares mined underground	(000)	**2,430**	2,193	2,166	2,090	2,090
Total Tons milled (excluding slag)	(000)	**11,260**	10,520	9,734	9,069	9,194
Total Tons mined	(000)	**12,346**	10,111	9,858	9,355	9,194
UG2 to Merensky Ratio	(%)	**78.3%**	77.1%	76.0%	76.7%	76.7%
Noble metals in matte	(kg)	**46,557**	44,163	40,810	39,163	38,961
Yield into matte	(g/t)	**4.13**	4.20	4.19	4.32	4.24
Refined production of – Platinum	(oz)	**757,451**	716,697	659,770	609,538	627,514
Palladium	(oz)	**350,792**	323,725	293,274	280,832	291,085
Gold	(oz)	**17,224**	16,779	15,665	15,299	15,781
Rhodium	(oz)	**113,549**	101,881	88,797	85,140	88,185
Ruthenium	(oz)	**194,798**	168,363	151,496	147,481	145,238
Iridium	(oz)	**33,711**	29,856	26,499	24,719	26,236
Total PGM's	(oz)	**1,467,525**	1,357,301	1,235,501	1,163,009	1,194,039
Capital expenditure	(R millions)	**1,558.2**	936.5	768.2	362.2	173.8
Exchange rate as at year end	(R/$)	**10.5385**	8.7687	7.2300	6.0420	5.8250
Average exchange rate	(R/$)	**10.6516**	8.0083	6.6027	6.0506	5.4021
Average price received Platinum	(R)	**5,357**	4,411	3,400	2,102	2,019
	($)	**501**	544	504	347	377
Palladium	(R)	**3,759**	5,404	3,645	1,921	1,422
	($)	**351**	670	540	317	261
Rhodium	(R)	**9,123**	13,813	11,475	4,879	2,868
	($)	**850**	1,703	1,684	806	517
Basket price of metals	($/kg)	**13.662**	18.652	N/C	N/C	N/C
Cash Cost per refined ounce of platinum	(R)	**3,507**	3,082	2,670	2,529	2,142
(Including bonus costs, but excluding stockpile adjustment)	($)	**331**	381	404	416	397
Cash Cost per refined ounce of PGM	(R)	**1,810**	1,627	1,426	1,325	1,126
(Including royalties)	($)	**171**	201	216	218	208
Cash Cost per refined ounce of PGM	(R)	**1,780**	1,594	1,416	1,325	1,126
(Excluding royalties)	($)	**168**	197	214	218	208
Cash Cost per refined ounce of platinum net of other metal revenue	(R)	**(147)**	(1,759)	(1,135)	627	795
(Including bonus costs, but excluding stockpile adjustment)	($)	**(11)**	(218)	(158)	102	150
Total complement in service at year end		**26,920**	22,301	19,695	18,505	17,116
Total complement in service – average		**24,565**	20,915	18,972	17,747	17,519
Total employees in service – average		**19,565**	18,411	16,853	16,344	17,012
Total contractors in service – average		**5,000**	2,504	2,119	1,403	507
Total employees at Work – average		**17,549**	15,189	13,462	13,207	13,810
Tons milled per total employees at work		**53.5**	58.0	60.3	57.2	55.5
Square metres per total employees at work		**11.5**	12.0	13.4	13.2	12.6
Man hours lost		**28,073**	24,630	168,765	N/C	N/C

Five Year Financial Record – Year Ended 30 September

	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m
Turnover	**697**	866	951	896	1,773
Profit before exceptional items	**332**	523	395	190	188
Profit before taxation	**332**	523	414	188	140
Profit for the year before exceptional items	**185**	274	220	130	125
Cost of dividend (net)	**101**	110	90	46	46
Fixed assets	**1,181**	997	916	1,300	1,215
Net current (liabilities)/assets	**(6)**	404	333	44	107
Total assets less current liabilities	**1,175**	1,401	1,249	1,344	1,322
Equity interests	**675**	1,077	926	733	641
Net (borrowings)/cash	**(155)**	523	422	(197)	(177)
Equity interests per share (cents)	**479**	607	521	459	407
Dividends per share (cents)	**72.0**	64.0	50.0	29.1	29.1

Notes

(1) The 2000 figures have been restated for deferred tax.

(2) Ashanti is consolidated as a fixed asset investment from 2000 onwards and as an associate in previous years.

Glossary of Terms

AMIRA Australian Mining Industries Research Association. A not for profit company co-ordinating multi-company research projects in the mining industry world-wide.

By-product metals Ruthenium, iridium, gold, nickel and copper.

Cash cost per refined oz PGMs + gold Calculated as the on-mine, refining, services costs and royalty payments, management fees and commissions paid divided by the total PGM's and gold. This is a good measure of the Company's operating performance.

Casualty rate The number of fatal and reportable accident cases expressed as a rate per 1,000 per annum of the average number of underground, surface or total employees at work.

Centare One square metre.

Competent person A professionally qualified person who is a member of good standing of an appropriate professional association or body having at least five year's relevant professional experience in the estimation, assessment and evaluation of the type of mineral reserves being exploited by the Company.

Converter matte The product from the smelter containing noble and base metals, emanating from furnace through converter operations.

Cost per refined ounce of platinum net of by-product revenue Calculated as on-mine and refining costs less the revenue earned from all other metals divided by refined production of platinum. This statistic is for benchmarking purposes only and is not the true cost to the Company of a refined ounce of platinum.

Development Underground excavations for the purpose of assessing mineral reserves.

EMPR Environmental Management Programme.

Fatality rate The number of fatal accident victims expressed as a rate per 1,000 per annum of the average number of underground, surface or total employees at work.

Flotation Characterisation Test Rig (FCTR). A highly automated and flexible flotation pilot plant developed as part of the AMIRA P9 Project.

Grade The value, expressed in grammes per tonne of reef of the contained PGM's plus gold.

gt Grammes per metric tonne.

ISA Mill The ISA Mill is an ultra-fine milling machine developed by Mount Isa Mines (MIM) in Australia.

kg One kilogram, being 32.151 troy ounces.

Measured mineral resource That portion of a mineral resource for which tonnage or volume is calculated from dimensions revealed in outcrops, pits, trenches, drill-holes or mine workings, supported where appropriate by other exploration techniques. The physical character, size, shape, quality and mineral contents are established with a high degree of certainty.

Merensky Reef (MRK) Platiniferous pyroxenite layer, containing economic grades of PGM's.

MF2/MF3 (Mill Float) This is a concentrator configuration where there are two (or three) milling and flotation circuits in series. Each of the milling circuits is followed by a flotation circuit.

Noble metals Platinum group metals and gold.

On-mine costs Those process costs incurred in the production of realisable metals.

OPM's Other precious metals: rhodium, ruthenium and iridium.

Ounce/Tr.oz/oz A troy ounce, being 31.104 grams.

PGM's Platinum Group Metals: platinum, palladium, rhodium, ruthenium and iridium.

PGM+AU Platinum Group Metals and gold.

Pilot-plant The Lonmin pilot plant is a collection of small-scale (1 tonne per hour) equipment including milling, classification and floatation units.

Platinum Group Metals Platinum, palladium, rhodium, ruthenium and iridium.

Probable mineral reserve Portion of measured and/or indicated resource, as defined, on which sufficient technical and economic studies have been carried out to demonstrate that it can justify extraction at the time of determination and under specified economic conditions.

Proven mineral reserve Portion of measured mineral resource, as defined, on which detailed technical and economic studies have been carried out to demonstrate that it can justify extraction at the time of the determination and under specified economic conditions.

Stope/stoping Underground excavations to effect the extraction of reef/mineral reserves.

$ US$.

Tonne/mt/t Metric ton, being 1,000 kilograms.

Total complement in service at year-end Employees on w/c and those on capital projects, as well as hired services.

Total complement in service Employees and full-time contractors

Total contractors in service Hired services on w/c and those on capital projects.

Total employees in service Employees on w/c and those on capital projects

tpm Tonnes per month.

Troy Ounce 31.104 grams.

UBUNYE A Sotho word meaning achieving a 'oneness' or 'togetherness' and the name given to the "togetherness" programme run by Lonplats for its employees and their families.

UG2 reef (UG2) Upper Group 2 platiniferous chromitite layer, containing economic grades of PGM's.

w/c Working cost.

Lonmin Plc is grateful to the Engelhard Corporation for providing illustrations and Johnson Matthey for statistical information for the Lonmin Plc Annual Review 2002.

Designed by SAS.
Illustrations by John See.
Photography by Graeme Williams and Getty Images.

Printed on GF Smith Accent Glacier environmentally-friendly paper by Pillans & Wilson Greenaway Limited.

Lonmin Plc
4 Grosvenor Place
London SW1X 7YL

